STUDENT TRANSPORTATION INC.®

AHEAD

OF THE CURVE

2016 ANNUAL REPORT

2016 HIGHLIGHTS

STUDENT TRANSPORTATION INC.®

Founded in 1997, Student Transportation, Inc. (STI) is North America's largest and most trusted independent provider of student transportation solutions, operating nearly 13,500 vehicles. STI's family of local companies delivers safe, reliable and cost-effective transportation, management, logistics and technology solutions to a wide range of customers throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers, information technology professionals and others, who are caring members of their local communities. For more information, please visit www.RideSTBus.com.

REVENUE (millions of US$)



600
500
400
300
200
100
0
369.0
423.7
489.5
554.8
600.2
2012
2013
2014
2015
2016

ADJUSTED EBITDA* (millions of US$)



120
100
80
60
40
20
0
70.1
81.2
89.4
102.0
117.1
2012
2013
2014
2015
2016

*Net income or (loss) for the fiscal years ending June 30, 2012, 2013, 2014, 2015 and 2016 amounted to $2.3M, $3.9M, $1.4, $3.7M and $6M respectively. Student Transportation Inc. (the "Company") reported under US GAAP for fiscal years 2012, 2013, 2014, 2015 and 2016. Management has used Adjusted EBITDA as a useful measure for tracking performance. Adjusted EBITDA is a non-GAAP measure and is not an alternative to net income or loss or other comparable measures determined in accordance with US GAAP as an indicator of the Company's performance or as a measure of its liquidity and cash flow. A reconciliation of net income or loss to Adjusted EBITDA is included in the Company's fiscal year-end press releases, which can be found at www.sedar.com or at the Company's website www.rideSTBus.com.



8.2%
Revenue Up Year Over Year

$6.0M
Net Income

$.06
Earning Per Share

68.2%
Payout Ratio

19.5%
Adjusted EBITDA Margin

$117.1M
Adjusted EBITDA

STUDENT TRANSPORTATION INC.®



A MESSAGE FROM THE CHAIRMAN & CEO

From all outward appearances, the school bus you see traveling down the road each morning looks pretty much the same as it has since my grandfather went into this business more than 90 years ago. It's still yellow and its main purpose is to deliver children to and from school each day. What's happening on the inside, however, has been nothing short of transformational. Today's buses are smarter, more connected and environmentally cleaner than ever before. GPS, telematics and video systems now provide actionable data that can enhance safety, increase efficiencies and reduce costs.



AHEAD OF THE CURVE

But it's not just the buses that are different; school districts are changing, too. The 10,000 school districts that own and manage their own fleets are under increasing pressure to replace aging buses and they're looking for creative solutions to staffing, training and maintenance challenges.

The expectations of hyper-connected parents have changed as well. They're putting increased pressure on school boards to upgrade fleets with increased safety in mind, cleaner alternative fuels and new technology for added security. They also want to know on their smart phones where the bus is and what time it is coming to their stops.

STI is the leader in the school transportation industry and remains ahead of the curve in responding to these changing needs. We view the challenges faced by school districts and increased consumer expectations as opportunities to leverage our reputation and expertise to broaden our customer base.



Lowering Costs Through Technology & Innovation

In fiscal 2016 we began to see the positive impact of our strategic investments in our people, new technologies and innovative programs. As a result, it was one of our best years yet. We achieved 8.2 percent growth in revenue, posted impressive gains in cost reduction and operational efficiencies that increased our margins, doubled our net income and continued to lower our payout ratio.

Lower fuel and interest costs have created a tailwind, which will continue to have a positive impact on our business. Smart fuel management, from forward purchasing to anti-idling strategies, and the growing number of customer-paid fuel contracts have reduced our expense. We've even started locking in lower fuel prices for fiscal 2018. We also took advantage of 2016's low interest rate environment to reset some of our debt structure with lower rates and extended maturities.

In April 2016, our Company purchased the remaining five million shares held by our then largest shareholder SNCF-P, a subsidiary of the French National Railway. SNCF-P had been a great friend and investor for over eight years; however, they changed their priorities due to world events. We were able to negotiate with them to purchase their remaining shares at a discount to the market-trading price at the time. We cancelled those shares, effectively reducing the total shares outstanding by 5 percent for fiscal 2017 and reducing annual cash paid dividends by $2.2 million on those cancelled shares.


DENIS J. GALLAGHER
Chairman & CEO

Culture Counts

As the economy improves, an industry-wide driver shortage becomes a headwind. Our competitive advantage here is our STI culture. Employees want to be respected and treated fairly, and they enjoy working in our family culture. We support each other and our communities and that helps us gain new business.

Guided by our targeted and strategic approach to growth, we added nearly $30 million in new long-term agreements for fiscal 2017 in California, Maine, New Hampshire, Iowa, Nebraska, New York, Oregon, Texas and Ontario, increasing regional density in eight markets and adding a new one.

We completed a new conversion of a district-owned operation to ours and started some new strategic businesses. As we opened new locations we closed some that didn't perform to our standards either operationally or financially. We are renewing and bidding on new contracts at higher prices and will continue to exit others if we feel there are options to redeploy those vehicles in better markets. I have often said this business is based on public-private partnerships and we will continue to make sure those partnerships work both ways.

At the end of the day, it's all about getting kids to school safely. Our reputation for safety and service is built one customer at a time, one day at a time. When we make mistakes, we take responsibility and fix them right away. When we receive praise we rejoice in that as well. This is a long road with a lot of bends.

We're Leveraging Our Technology

There is no more "business as usual." From training and procurement to maintenance and routing, technology is impacting everything we do. We've expanded our online learning management system for driver training, fine-tuned our procurement processes and are using newly installed telematics on our vehicles and in our offices to track, store and analyze driver and vehicle data.

But that data only becomes useful information when it is digested and applied in ways that benefit our employees, our operations and our customers. Small changes can add up to big savings and we've only just begun to unlock the value of this kind of vehicle and driver information.

Local operations teams now can see ways to improve their operations and lower costs. By operating more efficiently they create savings that can be used for improving their operations and wages. Drivers and vehicles are essentially "talking to" operations through technology. We're using this information to provide feedback and training on route logistics and driving techniques that lower maintenance costs and improve fuel economy.

We're also reducing capital costs by eliminating underutilized vehicles through route optimization and newly negotiated procurement programs. Running routes and vehicles more efficiently is the key to reducing our costs and lowering them for our customers as well. Additionally, we continue to expand the use of alternative fuels, which have proven to lower our operating costs and reduce our carbon footprint in and around schools. We continue to be the industry leaders in this area and it has become a strategic competitive advantage for us.

Managed Services Group 2.0

While our contracted yellow school bus operations will always be our core business, we continue to see where we can impact and potentially help the 10,000 school districts that own and operate their fleets with our newly structured Managed Services Group (MSG). This asset-light side of our business made great strides this year under new leadership. More school districts have asked us how we can provide options and opportunities to enhance their transportation systems. We're putting ourselves in the mindset of these customers and making it simple for them to understand all that we offer. We have the expertise, the products and the services to unbundle our technology, logistics and management services to create new revenues and opportunities in this $16 billion market.

We recently expanded our MSG sales team and service capabilities while completing small but key strategic acquisitions and investments. Our portfolio of services now includes a complete fleet management system, operations consulting, innovative online training programs, driver staffing and, of course, SafeStop, our industry-leading school bus tracking app for parents and school officials. The contribution this group will make will have a positive impact on our revenues and earnings as we move forward.

The Road Ahead

We will continue to grow and improve our business in fiscal 2017. We remain focused on the opportunities inside our operations to lower costs and improve margins. We must continue to invest in our people and grow the business more efficiently and with less equity capital when possible. Last year I said we would improve operating cash flow per share by 5-7 percent for fiscal 2016. Well, we demonstrated that by improving net cash provided by operations by 25 percent on a weighted average share count, which is a huge improvement.

We will continue to promote and create new ideas like SafeStop, which lets us talk to our parents directly. It also allows us to share the great things we're doing within their communities and to introduce who we are – the drivers behind the wheel, their extensive training and what goes into a safe operation. Millennial parents want to know much more than my Mom did. The world is a different place and we can provide the safety, security and real-time information for today's parents to build local, regional and even national customer loyalty.

I have never been more confident in our business and our 14,000 employees. Our senior management team is the best in the business. These are volatile times in the world and the financial markets, but the fundamentals of our business remain strong and recession resistant. I always have said, "Kids are going to school and will continue to do so."

We are approaching our 12th year as a public company since our listing on the TSX in December 2004 and our 5th year on the NASDAQ. We are proudly serving our communities with outstanding, safe service. We are building on our new vision and are excited about the opportunities it brings. We are always mindful of the public trust, not only of our passengers but also our shareholders as "investors." We value those that have valued us. It takes time to build a great company like ours and quick, temporary fixes are not good for the long road ahead.

Make no mistake about it; we are good at what we do. We have high standards and make investment decisions like many of you; we are careful where and how we invest, and we invest in what we know. We have solid businesses and long-term contracted revenues. From the days of oil at $140 a barrel and double digit interest rates to competitive pricing and wild currency fluctuations, we have stood the test of time and beat the cynics. As I said, it's a long road with a lot of bends but we are "ahead of the curve" in our industry and the good news is we're just getting started.

Denis J. Gallagher

Chairman of the Board & Chief Executive Officer



YEAR IN REVIEW


SCHOOL BUS
STOP
RED LIGHTS


W17036t



The "New" Yellow: Controlling Costs, Changing Behavior

STI's contracted school transportation business provides the revenue visibility and financial stability that attract investors, customers and employees. Add innovative programs and cutting-edge technology that lowers our operating costs and improves service and it is clear that our yellow school bus business has never been stronger.

- Awarded 13 new long-term contracts where we were selected for outstanding service, safety and advanced technology.
- Led the industry in reliable, clean alternative-fueled vehicles, training and compliance programs, and above all, safety.
- New training programs heightened employee awareness of how we can cut costs behind the wheel and in our maintenance centers.

Company Profile

>14,000	employees
13,500	vehicles
>150	locations
15%	of fleet on alternative fuels
5 years	the length of an average contract
$30 million	revenue added for FY2017
95%	contract renewal rate over 20 years





STRATEGY MEMO

"We had great success this year winning long-term contracts from forward-thinking school districts looking for creative ideas to improve student transportation. They clearly liked what we had to offer - new solutions with clean alternative fuels, **innovative on-board technology** and our unique company culture, which benefits entire communities. Our reputation for innovation, technology, safety and outstanding customer service continues to spread and open doors to new opportunities. As a result, we are achieving greater regional density and stronger pricing, both of which contribute to increasing profitability and cash flow."

– Don Kissell
Senior VP, STA Western Region


STUDENT TRANSPORTATION INC.
[CONNECTIONS]
PARENTS & GUARDIANS
• Estimated Arrival & Departure Times
• Real-Time Bus Location
• Alerts & Messages
• Child Scans On/Off Bus
SCHOOL DISTRICT OFFICES, ADMINISTRATORS & STAFF
• Ridership
• GPS Data
• SafeStop Analytics
STI TECHNOLOGY/ROUTING OPTIMIZATION TEAMS
• Vehicle Maintenance Reminders
• Driver Behavior
- Idling Trends
- Harsh Braking
- Posted vs. Actual Road Speed
• Plan vs. Actual Routes
• Trip History
• SafeStop Analytics
• Ridership
STI LOCAL TERMINALS
Student Scanning
WiFi
Video Systems
Enhanced Safety Features
SafeStop™ App
GPS Tracking
Two-Way Radios
Professional, Certified Drivers
Students
Aides, Trainers, Monitors



Connected Buses: Innovation & Technology Drive Safety, Savings

The impact of technology is far reaching. It reverberates across all aspects of our business to enhance services, improve operations and lower costs. From the innovative safety and communications equipment on our buses to cutting-edge routing systems and sophisticated cloud IT services that keep our employees connected, STI remains ahead of the curve.

- → New six-camera video surveillance systems and driver training reduced on-board disciplinary problems in Mesa County (CO) School District by 65 percent in one year.
- → Deployed cloud workspace technology that delivers complete desktop solutions to 1,400+ employees across North America, saving more than $20,000 each month.
- → GPS tracking systems now installed in the majority of our fleet, well above the industry average.


STI Operating Areas

STRATEGY MEMO

"2016 was a breakthrough year for technology acceptance across STI. Our team of developers and routing specialists worked hard over the past few years on systems, processes and applications that give our terminal managers the data they need to cut costs, improve performance and make them better operators overall. It involves much more than simply putting GPS in yellow buses. We've introduced new maintenance software, training systems, telematics, and time and attendance programs utilizing cloud computing and **mobile-first strategies.** STI's commitment to putting the right people in the right positions to make the most of our new technology is producing impressive results."

– Keith Engelbert
Chief Technology Officer

New Business Model: Leveraging Our Core Expertise, Thinking Differently

Our Managed Services Group has just begun to tap opportunities to serve the more than 10,000 school districts that own, operate and manage their own school bus fleets. Leading with our innovative management consulting services, we are expanding the conversation with these clients to introduce them to our new product and service portfolio, which includes fleet strategy, route optimization, driver and management staffing, and safety training via our learning management system. We are thought leaders, providing integrated solutions across our business lines that are totally new to the industry.

→ In fiscal 2016, our Managed Services Group delivered services to clients in 22 U.S. states and four Canadian provinces.

→ We joined forces with one of North America's leading school transportation consulting and management firms gaining entry to its roster of more than 300 school district clients.

→ Boosted safety and training portfolio with acquisition of industry-leading developer of school bus safety videos and study guides.


Today
SafeStop™
Student Scanned: Clare
SafeStop™
Student Scanned: Libby

STRATEGY MEMO

"Our Managed Services Group gives us deeper and better entry into a number of markets, including the $16 billion in transportation services owned and managed by school districts, and 3,000 mom-and-pop contractors who lack scale and access to technology. We are still in the early stages, but the platform and team are in place. We made great strides this year by adding **new partners, capabilities and reach.** Our strategy is clear: Leverage our existing expertise, multiple points of distribution and our partners' best-in-class services and relationships to serve school districts and private contractors who are challenged to manage transportation costs while maintaining safety and service levels. This is a non-asset business model with the potential to generate significant free cash flow. The top-line impact when compared to our core contracted business will always be small but, as we increase scale, this group will have a big impact on our overall financial profile. We posted some very nice wins in 2016 and expect this portfolio of businesses to be a growth engine in fiscal 2017 and beyond."

– Thomas Kominsky
Chief Growth Officer

Connected Parents: Redefining our Customers

SafeStop, our school bus tracking app that connects parents and school officials with the vehicles transporting their students, launched in a record number of school districts in fiscal 2016, making it the fastest growing app of its kind. More than 36 million North American parents have children riding a school bus and every one of them is a prospect for SafeStop. SafeStop is available throughout the U.S. and Canada and is compatible with any transportation provider, any GPS hardware and any routing software. SafeStop partners include local and regional school bus contractors who provided the app to their customers in 2016, including those in highly visible markets like Chicago and LA.

- → At the end of fiscal 2016, SafeStop had more than 10,000 users.
- → SafeStop partnered with a local transportation system to launch the app in four suburban Chicago school districts in January 2016.
- → School officials are using the data provided by SafeStop to establish and review Key Performance Indicators (KPI's) and provide ridership reports for their transportation system so they can compare, evaluate and optimize on-time performance.



STRATEGY MEMO

"Our historical definition of 'customer' has broadened to include today's hyper-connected parents who are accustomed to having detailed data at their fingertips. SafeStop is a great example of the confluence between this new customer and technology. It was developed with millennial parents in mind, but we learned very quickly that this school bus tracking app is also a **powerful analytics tool** for school districts. It's easy to use and provides reliable data that can save money, identify areas for transportation improvement and ultimately create smoother running operations. SafeStop is now North America's fastest growing school bus tracking app, with new school districts and contractors signing up every week."

– Patrick Gallagher
Director of Sales, SafeStop

Culture Counts: Safety, Service & Community

Good people are what make this business a success and in fiscal 2016 we continued to invest in the professional and personal development of our employees. Our family culture remains our competitive advantage – prospective employees look for it, customers love it and our communities benefit from it. Safety and service begin on the front lines with our well-trained, caring and professional drivers and terminal managers. Equally important is what goes on behind the scenes where trainers, routing specialists, developers and management consultants keep the wheels turning.

→ The Student Transportation University (STU) course catalog grew to 129 modules and learning opportunities ranging from leadership development and routing to pedestrian safety and managing student behavior.

→ Our charitable foundations answered the call to support communities and families across North America this year. We awarded a record-breaking 222 college scholarships, collected and donated nearly 40,000 items in our annual holiday drive, and spent countless hours providing transportation and elbow grease to improve the quality of life in our communities.

→ We collaborated with *The Today Show's* "Pay It Forward" series to celebrate veteran STI driver Catherine Brutzman, who has served generations of children and the Higganum, Conn. community for 40 years.

→ We inducted 13 employees into our Safety "Wall of Fame," created the Hero Recognition Pin for actions above and beyond the call of duty, and lauded each and every STI family member during Employee Appreciation Week.


HERO


TCP 456-A








SCHOOL
STOP

STRATEGY MEMO

"I could not be more proud of our regional and local managers this year. In addition to their primary focus on delivering students to and from school safely and on-time, they are the ***frontline transformers*** charged with integrating new programs, systems and technologies that enhance performance, drive efficiencies and reduce costs. Technology is changing the way we operate, but this remains a highly personalized 'people' business. Our family culture and commitment to communities continue to fuel the success of our employee recruiting and retention, as well as our business development."

– Patrick Vaughan
Chief Operating Officer

CORPORATE GOVERNANCE

Student Transportation, Inc.'s (STI) Board of Directors is dedicated to the highest standards of corporate governance. Our Board believes that sound corporate governance practices are in the interest of shareholders and contribute to prudent and effective decision-making.

The Board understands that earning the trust of investors comes from demonstrated honesty and transparency. As such, the Board is fully committed to a comprehensive corporate governance strategy that promotes the Company's long-term well-being and sustainability for the benefit of the shareholders.

The corporate governance policies and practices are substantially compliant with National Policy 58–201, the guidelines of the Canadian Securities Administrators. The Board has monitored ongoing developments in the area of corporate governance best practices and is committed to proactively reviewing and updating all policies and practices to stay ahead of regulatory demands and investor expectations.

STI's Board consists of nine directors; eight are independent of management. The Board follows a mandate that clearly defines its roles and responsibilities in overseeing the Company's strategy, management team, financial reporting and governance. The remaining information about our Corporate Governance Policies and Board members can be found on our website at http://www.ridestbus.com/governance.cfm.



BOARD OF DIRECTORS

STUDENT TRANSPORTATION INC.®



Irving R. Gerstein
Lead Independent Director, CNCG Chair

"Denis has been able to maintain the culture of a family-operated business to what has now become a multi-national organization. It's grown to a very substantial size from literally nothing."



Barbara Basney
Independent Director

"STI's management and leadership is very progressive and visionary in growing the business in exciting and strategic ways. The establishment of the Innovation and Technology Committee is really sending a clear signal about the direction of the company and how it's embracing technology, innovation and emerging media, and using them to help fuel progressive growth in the company."



Kenneth Needler
Independent Director

"I've been involved in nearly every aspect of the school bus industry over the past 40 years. From my grassroots operational perspective, the opportunities from the core school bus business just never seem to end, and the ability to leverage non-core revenue is something that's very exciting."



Grace Palombo
Independent Director

"What makes STI special is the great combination of strong leadership, a focus on safety and quality, talented employees, personal commitment and a vested interest in the organization and in the work everyone does every day."



David Scopelliti
Independent Director

"From senior management right down to the bus driver that drives my children to and from school every day, it's a family culture. Everyone is concerned first and foremost with the safety and security of every child on the bus. For a company that has over 14,000 employees across North America, our ability to innovate at a moment's notice, adapt to changes and look ahead is unparalleled within the industry."



Wendi Sturgis
Independent Director, ITC Chair

"The student transportation industry is an old industry, what's exciting is Denis has an incredible vision to leverage technology. There are huge opportunities to use technology to make the industry safer, to enable parents to have information about their children, and to really look at and partner with cities and school systems to think of new ways to use this technology to enable everyone to have a better experience."



George Rossi
Independent Director, Audit Committee Chair

"You have to realize that two-thirds of the industry is operated by the school boards, so the business is not contracted out. And because of the qualities that we have, we can provide lots of services to school districts that will diversify and increase our revenues."



Victor Wells
Independent Director

"I've enjoyed talking to the employees at the site who are very, very happy in their work and very proud of the company they work for. The culture is absolutely amazing, unique and extremely important to the success of the organization."

For full Board biographies, please visit http://www.ridestbus.com/directors.cfm



AHEAD

OF THE CURVE

"There is no more 'business as usual'. From training and procurement to maintenance and routing, technology is impacting everything we do."

– Denis J. Gallagher, *Chairman & CEO*

STUDENT TRANSPORTATION INC.®

STUDENT TRANSPORTATION INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of the Financial Condition and Results of Operations of Student Transportation Inc., is supplemental to, and should be read in conjunction with, the financial statements and footnotes for the period ended June 30, 2016. These financial statements can be found on SEDAR at www.sedar.com. As an SEC issuer (as defined under applicable Canadian securities laws), Student Transportation Inc.'s financial statements are prepared in accordance with United States generally accepted accounting principles ("US GAAP"). The information in this Management's Discussion and Analysis of the Financial Condition and Results of Operations is effective September 14, 2016. Additional information about, and the Annual Information Form filed by, Student Transportation Inc., is also available on SEDAR at www.sedar.com.

All references to "$" or "US$" are to U.S. dollars and all references to "Cdn $" are to Canadian dollars. All references to the Company are to either Student Transportation Inc. or to STI and its subsidiaries, as the context requires. Unless the context requires otherwise, references to years are to the Company's fiscal year ended June 30.

Forward-Looking Statements

Certain statements in this Management's Discussion and Analysis ("MD&A"), including without limitation in the sections of this MD&A entitled "Results of Operations", "Liquidity and Capital Resources" and "Subsequent Events" are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding the Company's revenues, expense levels, seasonality, liquidity, profitability of new business acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute the Company's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and negative forms thereof, suggesting future outcomes or events.

These forward-looking statements reflect the Company's current expectations regarding future events and operating performance and speak only as of the date of this Management Discussion and Analysis. Actual results may vary from the forward-looking statements. Specifically, forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at or by which such performance or results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the factors referred to and incorporated by reference under the heading "Risk Factors" such as an inability to control the Company's operating expenses, significant capital expenditures, the Company's ability to retain or renew its customer contracts, find suitable business for acquisition and identify conversion opportunities and win bid contracts on profitable terms, the Company's consolidated indebtedness and restrictive covenants related thereto, the Company's ability to make payments on its convertible debentures, the Company's acquisition strategy, increased industry competition and consolidation, reliance on certain key personnel, the possibility that a greater number of employees will join unions, rising insurance costs, a lack of insurance coverage for certain losses, new governmental laws and regulations, environmental requirements, seasonality of the industry in which the Company operates, any inability to maintain letters of credit and performance bonds, the termination of certain of the Company's contracts for reasons beyond management's control, uncertain risks associated with the Company's oil and gas operations, the Company's status as a public company, foreign private issuer and emerging growth company status for U.S. federal securities law purposes, reduced spending by school districts and governmental agencies, terrorism attacks, man-made or natural disasters, cyber terrorism and data security breeches and risks related to the Company's capital structure. Material factors and assumptions that were relied upon in making the forward-looking statements include contract and customer retention, current and future expense levels, availability of quality acquisition, bid and conversion opportunities, current borrowing availability and financial ratios, as well as current and historical results of operations and performance. Although the forward-looking statements contained in this Management Discussion and Analysis are based upon what the Company believes to be reasonable assumptions, investors cannot be assured that actual results will be consistent with these forward-looking statements, and the differences may be

material. These forward-looking statements are made as of the date of this Management Discussion and Analysis and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as specifically required by applicable law.

General

Student Transportation Inc. ("STI" or the "Company") is a corporation established under the laws of the Province of Ontario. STI, together with its indirect subsidiary Student Transportation of America ULC ("STA ULC" and together with STI, the "Issuer"), initially issued income participating securities ("IPSs") pursuant to the Issuer's initial public offering in December 2004 (the "IPS Offering"). Each IPS consisted of one common share of STI and Cdn $3.847 principal amount of 14% subordinated notes of STA ULC. On December 21, 2009, the Company redeemed the remaining 14% subordinated notes, originally issued as a component of the IPSs, as the final step in the process of converting from the IPS structure to a traditional common share structure.

STI owns 100% of the Class A common shares of Student Transportation of America Holdings, Inc. ("STA Holdings"). Management owns 100% of the Class B Series Three common shares (collectively the "Class B common shares") of STA Holdings pursuant to the grant of shares under the STA Holdings Equity Incentive Plan. Following the redemption of the Subordinated Notes, STA ULC has been inactive. STI currently holds a 97.5% interest in STA Holdings as at June 30, 2016, through its ownership of the Class A shares of STA Holdings. The Company also owns 100% of the outstanding shares of Parkview Transit Inc. ("Parkview Transit"). STA Holdings, through its wholly owned subsidiary, Student Transportation of America, Inc. ("STA, Inc."), combined with Parkview Transit, is the third largest provider of school bus transportation services in North America.

On July 13, 2011, the Company filed a Form 40-F registration statement with the United States Securities and Exchange Commission (the "SEC") and a listing application with the NASDAQ-OMX, both in connection with the Company's initial US listing of its common stock on the NASDAQ Global Select Market.

On September 1, 2011 the NASDAQ-OMX formally approved the Company's listing application, and on September 2, 2011, the SEC formally declared effective the Company's Form 40-F registration statement. As such, the Company became a "foreign private issuer" under applicable U.S. federal securities laws. On September 6, 2011, the Company's common shares commenced trading on the NASDAQ Global Select Market under the trading symbol STB. The Company's common stock and convertible debentures continue to be listed on the Toronto Stock Exchange.

Convertible Debentures

On June 21, 2010, STI closed its offering of Cdn$ 6.75% convertible subordinated unsecured debentures (the "Cdn$ 6.75% Convertible Debentures") due June 30, 2015, at a price of Cdn $1,000 per debenture, for total gross proceeds of $48.2 million (Cdn $50.0 million) (see "Liquidity and Capital Resource-Convertible Debentures"). The Company repaid the remaining Cdn$ 6.75% Convertible Debentures at June 30, 2015, as discussed below.

On June 7, 2011, the Company issued US$ 6.25% convertible subordinated unsecured debentures (the "US$ 6.25% Convertible Debentures") due June 30, 2018, at a price of US $1,000 per debenture, for total gross proceeds of $60.0 million. Subsequent to June 30, 2016, the Company exercised its right to redeem the US$ 6.25% Convertible Debentures in their entirety, (see Subsequent Events).

On November 12, 2013, the Company closed its offering of Cdn$ 6.25% convertible subordinated unsecured debentures due June 30, 2019 (the "Cdn$ 6.25% Convertible Debentures"), at a price of Cdn $1,000 per debenture, for total gross proceeds of $71.4 million (Cdn $75.0 million).

The Cdn$ 6.75% Convertible Debentures, which were repaid June 30, 2015, the US$ 6.25% Convertible Debentures and the Cdn$ 6.25% Convertible Debentures are collectively referred to as the "Convertible Debentures". During fiscal year 2015, Cdn$ 0.1 million of the Company's Cdn$ 6.75% Convertible Debentures were converted into 18,342 shares of common stock. The remaining Cdn$ 6.75% Convertible Debentures were repaid on June 30, 2015, (see "Liquidity and

Capital Resource-Convertible Debentures"). The net proceeds from the issuances of the Convertible Debentures were used to repay indebtedness under the senior credit facilities, which provided additional borrowing capacity, and for general corporate purposes.

Each outstanding Convertible Debenture is convertible into common shares of the Company at the option of the holder at any time prior to the close of business on the earlier of the business day immediately preceding the maturity date or, if called for redemption, on the business day immediately preceding the date fixed for redemption, at a conversion price of US $9.50 per common share (the "US$ 6.25% Convertible Debenture Conversion Price") which is equivalent to 105.2632 common shares for each US $1,000 principal amount of US$ 6.25% Convertible Debentures and at a conversion price of Cdn $9.05 per common share (the "Cdn$ 6.25% Convertible Debenture Conversion Price") which is equivalent to 110.4972 common shares for each Cdn $1,000 principal amount of Cdn$ 6.25% Convertible Debentures.

The US$ 6.25% Convertible Debentures were not redeemable prior to June 30, 2014. The Company has the right, at its option, to redeem the US$ 6.25% Convertible Debentures in whole or in part, from time to time, after July 1, 2014, but prior to June 30, 2016, on at least 30 days' prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice is given is at least 125% of the US$ 6.25% Convertible Debenture Conversion Price. After June 30, 2016 and prior to maturity, the Company will have the right, at its option, to redeem the US$ 6.25% Convertible Debentures in whole or in part, from time to time, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest. Subsequent to June 30, 2016, the Company exercised its right to redeem the US$ 6.25% Convertible Debentures in their entirety, (see Subsequent Events).

The Cdn$ 6.25% Convertible Debentures are not redeemable prior to June 30, 2017. The Company will have the right, at its option, to redeem the Cdn$ 6.25% Convertible Debentures in whole or in part, from time to time, on or after June 30, 2017 but prior to June 30, 2018, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice is given is at least 125% of the Cdn$ 6.25% Convertible Debenture Conversion Price. After June 30, 2018 and prior to maturity the Company will have the right, at its option to redeem the Cdn$ 6.25% Convertible Debentures in whole or in part, from time to time, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest.

The Company may at its option, subject to applicable regulatory approval, elect to satisfy its obligation to pay the outstanding principal amount of the Convertible Debentures in whole by issuing and delivering common shares for each US $1,000 principal amount of the US$ 6.25% Convertible Debentures and for each Cdn $1,000 principal amount of the Cdn$ 6.25% Convertible Debentures. The amount of common shares delivered is obtained by dividing each principal amount of Convertible Debentures by 95% of the current market price of the common shares on the date set for redemption or the maturity date.

The Company may elect, subject to applicable regulatory approval, to issue and deliver common stock of the Company to the indenture trustee under the Convertible Debenture indentures, to sell in the open market, to satisfy the Company's obligation to pay interest on the Convertible Debentures on each interest payment date. The Convertible Debenture holders will receive a cash payment in satisfaction of the interest obligation equal to the interest payable from the sale of such common shares.

The Company must commence, within 30 days of a Change of Control (as defined in the Convertible Debentures indentures), an offer to purchase all of the Convertible Debentures then outstanding at a purchase price equal to 101% of the principal amount of the Convertible Debentures, plus accrued and unpaid interest thereon.

STI Common Shares

The Company renewed its normal course issuer bid ("NCIB") on October 21, 2015. Pursuant to the notice, the Company is permitted to acquire up to a maximum amount of Common Shares equal to 8,403,185 Common Shares in the twelve month period commencing October 26, 2015 and ending on October 26, 2016, subject to the Company's senior

debt agreement requirements. During the 2016 and 2015 fiscal years, the Company purchased and cancelled 575,226 and 161,415 common shares, respectively, having a value of $2.3 million and $0.8 million, respectively, pursuant to the NCIB that was in effect at the time.

On April 11, 2016, pursuant to a block trade, the Company acquired and cancelled the remaining 5.0 million shares held by SNCF-Participations ("SNCF-P"), formerly the Company's largest shareholder, for approximately $23.5 million. SNCF-P had originally invested in the Company in 2008, and had sold four million shares in August 2015. In April 2016, SNCF-P sold an additional 6.4 million shares through a combination of a private transaction and a separate sale to a bank syndicate. The disposal of shares by SNCF-P was part of their previously announced strategy to divest a group of transportation and logistics companies considered as "non-core assets" in their investment portfolio.

During the 2016 fiscal year, the Company issued a total of 309,161 shares having an approximate value of $1.0 million in connection with the acquisition of the two transportation consulting and management services firms (see Liquidity and Capital Resources).

On March 6, 2015, the Company issued 11,983,000 common shares pursuant to a bought deal for total gross cash proceeds of $69.1 million (Cdn $86.3 million) (the "2015 Bought Deal"). The net proceeds of $66.7 million (Cdn $ 83.2 million) after commission and fees, were used to redeem the remaining $40.1 million in principal amount of Cdn$ 6.75% Convertible Debentures, with the balance used to pay down debt on the Company's senior credit facility.

On May 8, 2015, the Board of Directors of the Company approved a change in the currency of the monthly dividend from Canadian dollars to U.S dollars, effective July 1, 2015, with the first U.S. dollar dividend payable August 17, 2015 to shareholders of record on July 31, 2015.

During fiscal year 2015, Cdn$ 0.1 million of the Company's Cdn$ 6.75% Convertible Debentures were converted into 18,342 shares of common stock. The remaining Cdn$ 6.75% Convertible Debentures were repaid on June 30, 2015, as discussed above (see "Liquidity and Capital Resource-Convertible Debentures").

Dividend Reinvestment Plan

The Company established a dividend reinvestment plan (the "Plan") in May 2009 to enable eligible shareholders of the Company to reinvest dividends on their common shares to acquire additional common shares of the Company. The common shares issued under the Plan are issued directly from the treasury of STI at a price based on the volume weighted average of the Canadian dollar closing price of the common shares for the five trading days immediately preceding the relevant dividend date, less a 3% discount and converted into U.S. dollars at the daily Bank of Canada noon exchange rate posted on the last trading day of such 5 trading day period. Pursuant to the Plan, the Company issued 1,028,064 common shares during the twelve months ended June 30, 2016, which represent non-cash dividends having a value of $4.2 million. The Plan can be amended, suspended or terminated at any time, but such action would have no retroactive effect that would prejudice the interests of any participants.

Equity Incentive Plan – Class B Shares

The shareholders of the Company approved the adoption by STA Holdings of the Equity Incentive Plan ("EIP"), at the annual general meeting held on December 8, 2005. As part of the 2005 EIP plan formation, the shareholders of STI approved an initial allotment of 717,747 Class B Series Two common shares of STA Holdings. On November 13, 2008, an additional allotment of 1,446,291 Class B Series Two common shares was approved by the shareholders. All of these shares have been granted to management. These shares are accounted for as a liability upon issuance, as a result of a put option they contain.

On March 5, 2010, STA Holdings amended its Certificate of Incorporation in order to differentiate those Class B common shares issued pursuant to the EIP while the Company was under the IPS structure from those issued subsequent to the end of the IPS structure. Pursuant to the amendment, the authorized Class B Series Two common shares were split into Class B Series Two common shares, which had been issued pursuant to the EIP during the period the IPS structure

was in place, and Class B Series Three common shares, which have been utilized for all share grants under the EIP subsequent to March 5, 2010. On November 8, 2012, an additional allotment of 2,265,000 Class B Series Three common shares was approved by the shareholders.

In May 2015, the Company exchanged all of the remaining Class B Series Two common shares for Class B Series Three common shares, based on the fair market value of each class of shares. This non-cash exchange resulted in approximately 1.57 Class B Series Three common shares being issued for each Class B Series Two common share outstanding.

The holders of the Class B Series Three common shares are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the dividends paid to the holders of STI common shares. These shares are accounted for as a liability upon issuance, as a result of a put option they contain. Pursuant to the liquidity provisions of the EIP the holders of Class B Series Three common shares have an option to "put" up to one third of the shares awarded each year back to the Company, one year immediately following the grant.

The Class B common shares granted are fully vested at the grant date. These shares are classified as a liability and re-measured at fair value at the end of each reporting period. Changes in fair value and dividends on the Class B common shares are recorded as a component of other income, net in the consolidated statement of operations. The Company recorded an expense of $1.4 million and income of $3.3 million for the years ended June 30, 2016 and 2015, respectively, associated with the change in fair value on the Class B common shares. The Company recorded $0.9 million in dividend payments on the Class B common shares for both of the years ended June 30, 2016 and 2015, which are recorded as a component of other income, net in the consolidated statement of operations.

During the twelve months ended June 30, 2016, STA Holdings granted 1,023,008 Class B Series Three common shares pursuant to the EIP. The Company recognized $4.0 million in non-cash stock-based compensation expense related to these grants during the twelve months ended June 30, 2016. In connection with these grants, 417,536 shares were withheld at the election of the participants to satisfy income tax withholdings. Pursuant to the liquidity provision of the EIP plan, 139,912 Class B Series Three common shares were "put" back to the Company, having a fair value of $0.7 million during the twelve months ended June 30, 2016. The total number of Class B Series Three common shares outstanding as at June 30, 2016 was 2,056,771. The fair value of the Class B Series Three common shares outstanding at June 30, 2016 represents a liability of $10.5 million, of which $7.7 million is recorded in other current liabilities and represents the current value of those shares eligible to be put in the next twelve months pursuant to the EIP plan. The remaining balance is recorded in Class B Series Three common share liability.

The Company entered into an equity hedge in April 2016 with a major Canadian bank to partially mitigate changes in the liability associated with the Class B shares outstanding pursuant to the Company's EIP plan. The equity hedge has not been designated as a hedge for accounting purposes, therefore the changes in fair value of the equity hedge are recorded in the consolidated statement of operations. The Company recorded a non cash gain for the year ended June 30, 2016, of $1.1 million in connection with the changes in fair value of the hedge, which is included in the consolidated statement of operations as a component of other income. The value of the equity hedge at June 30, 2016 represents an asset of $1.1 million all of which is recorded in other assets.

During the twelve month ended June 30, 2015, there were 10,777 Class B Series Two shares "put" back to the Company, for which the Company paid $0.1 million. The remaining 50,689 Class B Series Two common shares were exchanged for 80,009 Class B Series Three common shares as discussed above. There are no Class B Series Two common shares outstanding at June 30, 2015 (or subsequently thereafter).

During the twelve months ended June 30, 2015, STA Holdings granted 663,620 Class B Series Three common shares pursuant to the EIP. The Company recognized $4.2 million in non-cash stock-based compensation expense related to these grants during the twelve months ended June 30, 2015. In connection with these grants, 236,241 shares were withheld at the election of the participants to satisfy income tax withholdings. An additional 80,009 Class B Series Three common shares were issued in exchange for the remaining Class B Series Two common shares outstanding as discussed above. Pursuant to the liquidity provision of the EIP plan, 322,019 Class B Series Three common shares were "put" back to the Company,

having a fair value of $1.9 million during the twelve months ended June 30, 2015. The total number of Class B Series Three common shares outstanding as at June 30, 2015 was 1,591,211. The fair value of the Class B Series Three common shares outstanding at June 30, 2015 represents a liability of $7.3 million, of which $5.4 million is recorded in other current liabilities and represents the current value of those shares eligible to be put in the next twelve months pursuant to the EIP plan. The remaining balance is recorded in Class B Series Three common share liability.

Results of Operations ($ in 000's, except per share data)

As noted in the cautionary language concerning forward-looking disclosures under the heading "Forward-Looking Statements" in this management discussion and analysis, this section contains forward-looking statements, including with respect to the Company's seasonality, fuel prices, currency and leasing alternatives. Such statements involve known and unknown risks, uncertainties and other factors outside of management's control, including the risk factors set forth in this management discussion and analysis that could cause results to differ materially from those described or anticipated in the forward-looking statements.

	Three Months Ended June 30		Twelve Months Ended June 30	
	2016	2015	2016	2015
Revenues	$166,190	$152,454	$600,194	$554,751
Costs and expenses				
Cost of operations	122,971	113,107	457,743	427,536
General and administrative	15,772	13,532	61,897	54,749
Non-cash stock compensation	–	–	3,967	4,170
Acquisition expense	–	–	192	3
Depreciation and depletion expense	14,281	14,303	48,008	47,757
Amortization expense	793	943	3,153	3,374
Impairment of oil and gas assets	438	–	1,638	–
Total operating expenses	154,255	141,885	576,598	537,589
Income from operations	11,935	10,569	23,596	17,162
Interest expense	3,692	4,247	14,513	17,412
Foreign currency (gain) loss	(140)	242	1,147	(136)
Unrealized gain on foreign currency exchange contracts	–	(2,053)	–	(83)
Non-cash (gain) loss on US$ 6.25% Convertible Debentures conversion feature	(109)	(12)	177	(231)
Other income, net	(797)	(736)	(1,127)	(3,481)
Income before income taxes and equity in net income (loss) of unconsolidated investment	9,289	8,881	8,886	3,681
Equity in net income (loss) of unconsolidated investment	–	33	(11)	58
Income tax provision	3,011	1,934	2,838	84
Net income	$ 6,278	$ 6,980	$ 6,037	$ 3,655
Basic and diluted net income per common share	$ 0.07	$ 0.07	$ 0.06	$ 0.04

Seasonality

The Company's operations are seasonal and follow the school calendars of the public and private schools it serves. During the summer school break, revenue is derived primarily from summer camps and private charter services. Since schools are not in session, there is minimal school bus transportation revenue. Thus, the Company incurs operating losses during the first three months of the fiscal year, which encompass the summer school break. Depreciation of fixed assets occurs in the months during which schools are in session, which is generally September through June. A full year's worth of depreciation is recorded in these ten months to correspond with the vehicles' usage. In addition, the Company purchases a majority of its replacement capital expenditures, along with investment capital spending for new bids and contracts awarded for the upcoming school year in the same time period. These purchases have historically been funded by borrowings on the Company's senior credit facility and through operating lease financings.

Recent Market Fuel Price Trends

There has been a significant decrease in market fuel prices over the last twelve to twenty-four months in North America. The price of fuel in June 2016 was approximately $48 per barrel compared to approximately $60 per barrel in June 2015. In connection with the fuel exposure under the school district contracts, approximately 60% of such contracts include some form of fuel mitigation in connection with market fuel price increases, with approximately half of that reflecting the outright purchase of fuel by school district customers, while we look to lock in an additional 20% of total fuel exposure with fixed price contracts. The final 20% of total fuel exposure is fully subject to market price variations.

The Company is exposed to changes in the market price of fuel on our school transportation contracts in the ordinary course of business. The Company continues to have fuel mitigation features in approximately 60% of its school transportation revenue contracts that provide some measure of protection against market fuel price increases, ranging from the outright purchase of fuel by school districts to fuel reimbursements associated with fuel price caps / collars and fuel escalators. So while the Company is still exposed to some price risk under some of these fuel mitigation features when market fuel prices increase, it also benefits to some extent with a decline in market fuel prices as well.

In addition to the contract mitigation features related to fuel in the revenue contracts, over the last several years the Company also endeavored to lock in an approximate 20% of its fuel exposure by entering into fixed price contracts with its fuel vendors on an annual basis, with the final approximate 20% of fuel exposure at risk and fully subject to market price fluctuations. The Company started to lock in the 20% of fuel exposure for fiscal 2016 in October through December 2014, when the price of fuel was approximately $60 per barrel. Those lock-ins under fixed price contracts have lowered the diesel price per gallon by approximately 21% and the propane price per gallon by approximately 25%, compared to fiscal 2015, for the portion of the Company's fuel that was locked in. In August 2014, the Company entered into fixed price contracts with fuel vendors to cover the approximate 20% of fuel exposure for fiscal year 2015. As such, the fixed price contracts for fiscal year 2015 reflected lock-in prices from the August 2014 time period, prior to the substantial market fuel price declines experienced in the November 2014 and December 2014 time periods. The Company has benefited from the continued market fuel price declines on the final 20% of fuel exposure fully subject to market price fluctuations.

In connection with the annual fixed price contracts for approximately 20% of the fuel exposure the Company endeavors to lock in annually, based on the continued decline in market fuel prices through the current date discussed above, the Company has secured fixed price contracts for fiscal year 2017. In August and November 2015 the Company locked in approximately 15% of fuel exposure for the 2017 fiscal year. In July 2016, the Company locked in one third of the approximately 20% of its fuel exposure for the 2018 fiscal year.

Foreign Currency Translation Impacts on Financial Reporting

The Company's financial statements are reported in U.S. dollars, as the principal operations and cash flows of its subsidiaries are conducted in U.S. dollars. The Company's reported results have been negatively impacted by the recent weakening of the Canadian dollar in connection with the translation of the Canadian operations into U.S. dollar. These negative impacts are purely financial statement reporting impacts and have no effect on the Company's Canadian dollar operating results. The results of the Company's Canadian operations (revenues and expenses) are translated into U.S. dollars using the average exchange rate during the period. The average Canadian dollar / U.S. dollar exchange rates for the twelve months ended June 30, 2016 and 2015 were 1.3258 and 1.1738, respectively. Revenue for the twelve months ended June 30, 2016 was negatively impacted by approximately $7.7 million as compared to the twelve months ended June 30, 2015 and operating income was negatively impacted by $0.3 million for the twelve months ended June 30, 2016 as compared to the twelve month ended June 30, 2015 related to the change in exchange rates between the Canadian dollar and the U.S. dollar.

Managed and Leased Fleet Business

The Company's school transportation services have historically included managed services contracts. These transportation services are structured as management services contracts under which the Company manages the transportation for the school district and the school district continues to own the school bus fleet. In addition, since the

fiscal year 2007 the Company has financed a portion of its growth and replacement school vehicles through operating leases. Such managed services contracts and leased vehicles require lower up front capital investment (as the school district maintains ownership of the managed fleet and the lessor maintains ownership of the leased fleet) and thus results in lower annual depreciation expense on an ongoing basis. Currently, leased and managed buses account for approximately 31% and 5%, respectively, of the Company's fleet. The Company intends to review leasing alternatives on an annual basis based on the economics of the lease financing.

During the fiscal year ended June 30, 2015, the Company entered into additional operating leases with seven major financial institutions to lease approximately $38.7 million in replacement school vehicles and $38.3 million in growth school vehicles for the 2014-2015 school year. The term of these leases is six years at effective fixed rates in the range of 2.7% to 4.4%. Annual lease payments on these additional leases will approximate $11.2 million per year for the term of the leases.

During the fiscal year ended June 30, 2016, the Company entered into additional operating leases with ten major financial institutions to lease approximately $58.3 million in replacement school vehicles and $22.0 million in growth school vehicles for the 2015-2016 school year. The term of these leases is six years at effective fixed rates in the range of 2.6% to 4.2%. Annual lease payments on these additional leases will approximate $11.3 million per year for the term of the leases.

Oil and Gas Interests

In January 2008, the Company closed the acquisition (the "Canadex Acquisition") of all of the outstanding stock of Canadex Resources Limited ("Canadex"). Canadex was a transportation and energy company consisting of two separate business segments. The transportation segment represented school bus operations in Ontario, while the energy division held non-operating positions in oil and gas investments in the United States. The interests in oil and gas properties are held through Canadex's wholly owned subsidiary, Canadex Resources Inc. ("CRI"). CRI invests as a non-operator in properties for the exploration and upstream production of crude oil, natural gas and condensates. It holds junior participations in approximately 500 wells primarily in Texas and Oklahoma, with a few located in Louisiana and Kansas in the United States. CRI's co-investments with a range of operators provide flexibility to exploit a variety of exploration and development opportunities. The financial statements reflect the Company's proportionate interest in the oil and gas activities as a non-operator. Canadex, through a series of amalgamations subsequent to the Canadex Acquisition, was renamed Parkview Transit Inc., which is a direct subsidiary of the Company.

The Company's oil and gas revenues, on an annual basis, are approximately one quarter of one percent of consolidated Company revenues.

Three months ended June 30, 2016 Compared to Three months ended June 30, 2015

The Company's core business is school bus transportation. As a result of the Canadex Acquisition, the Company has two reportable segments, school bus transportation and an oil and gas portfolio. The oil and gas portfolio represents approximately one-quarter of one percent of the Company's revenue on an annual basis.

The consolidated results for the fourth quarter of fiscal year 2016 include $0.3 million in oil and gas revenue, $0.5 million in related cost of operations, $0.1 million in depletion expense, $0.1 million gain on sale of wells and a $0.4 million non-cash impairment charge on the oil and gas assets as a result of the continued decline in fuel market prices. The consolidated results for the fourth quarter of fiscal year 2015 include $0.5 million in oil and gas revenue, $0.4 million in related cost of operations and $0.3 million in depletion expense. The revenue reduction for the fourth quarter of fiscal year 2016 compared to the fourth quarter of fiscal year 2015 was due to a reduction in both price and production, primarily related to the recent decline in fuel market prices.

The remaining discussion of the Company's operating results through "Income from Operations" is related to the Company's core school bus transportation segment. Discussion of items below "Income from Operations" reflects the consolidated results of the Company as these items are unallocated between the two reporting segments.

Revenues: Revenues for school bus transportation for the fourth quarter of fiscal year 2016 were $165.9 million compared to $152.0 million for the fourth quarter of fiscal year 2015, representing an increase of $13.9 million, or 9.1%.

Revenue for the fourth quarter of fiscal year 2016 was negatively impacted by approximately $1.1 million related to the change in exchange rates between the Canadian dollar and the U.S. dollar from the fourth quarter of fiscal year 2015 to the fourth quarter of fiscal year 2016 in connection with the translation of the Company's Canadian operations into U.S. dollars. In the first quarter of fiscal year 2016, the Company started operations on eleven new bid contracts (three of which were tuck-ins to existing locations) and completed the acquisitions of two transportation consulting and management services firms in the third quarter of fiscal year 2016. The Company did not renew four contracts for the fiscal year 2016.

The new bid-in contracts for fiscal year 2016 and the two acquisitions completed in third quarter of fiscal year 2016 , accounted for $11.5 million in new business growth in the fourth quarter of fiscal year 2016, which was partially offset by a $0.7 million revenue reduction resulting from the four contracts not renewed. The remaining $4.2 million increase in revenues resulted primarily from net increases in service requirements of existing contracts and contract rate increases.

Cost of Operations: Cost of operations for school bus transportation for the fourth quarter of fiscal year 2016 was $122.5 million as compared to $112.8 million for the fourth quarter of fiscal year 2015, representing an increase of $9.7 million or 8.6%. The new bid-in contracts for fiscal year 2016 along with the two acquisitions completed in the third quarter of fiscal year 2016, accounted for $7.6 million of the total increase in cost of operations which was partially offset by a $0.6 million reduction resulting from the four contracts not renewed. The remaining $2.7 million increase in cost of operations, net of new business and contracts not renewed for the fourth quarter of fiscal year 2016, resulted primarily from an increase in salaries and wages and operating costs, partially offset by a decrease fuel expense, fringe benefits and insurance costs. Salaries and wages, net of new business for the fourth quarter of fiscal year 2016, increased by $2.5 million primarily related to higher driver wages, maintenance wages and operations wages. As a percentage of revenue, driver wages increased to 34.4% in the fourth quarter of fiscal year 2016 from 34.0% in the fourth quarter of fiscal year 2015. Maintenance wages increased to 3.9% from 3.7%, and operations wages increased to 4.2% from 4.1% both in the fourth quarter of fiscal year 2016 compared to the fourth quarter of fiscal year 2015. Operating expenses, net of new business for the fourth quarter of fiscal year 2016, increased $2.2 million due primarily to an additional year of vehicle leasing costs. Fuel expense, net of new business for the fourth quarter of fiscal year 2016, decreased $1.8 million, primarily related to lower market prices. As a percentage of revenue, fuel decreased to 5.5% in the fourth quarter of fiscal year 2016 from 6.8% in the fourth quarter of fiscal 2015. Fringe benefits net of new business for the fourth quarter of fiscal year 2016 decreased $0.1 million due primarily to favorable claims experience in workers compensation, partially offset by higher employment taxes associated with higher rates and the wage increases noted above. As a percentage of revenue, fringe benefits decreased to 9.1% in the fourth quarter of fiscal year 2016 from 9.3% in the fourth quarter of fiscal year 2015. Insurance costs, net of new business for the fourth quarter of fiscal year 2016, decreased $0.1 million primarily due to favorable liability insurance claims development. As a percentage of revenue, insurance costs decreased to 3.1% from 3.2% in the fourth quarter of fiscal year 2016 compared to the fourth quarter of fiscal year 2015.

General and Administrative Expense: General and administrative expense for school bus transportation for the fourth quarter of fiscal year 2016 was $15.7 million compared to $13.5 million for the fourth quarter of fiscal year 2015, an increase of $2.2 million or 16.3%. As a percentage of revenue, total general and administrative expense increased to 9.5% of revenue in the fourth quarter of fiscal year 2016 from 8.9% in the fourth quarter of fiscal year 2015. The increase in general and administrative expenses is primarily due to the bid-in contracts completed during the fiscal year 2016, as well as higher administrative compensation and professional fees.

Depreciation Expense: Depreciation expense for school bus transportation for the fourth quarter of fiscal year 2016 was $14.2 million compared to $14.0 million for the fourth quarter of fiscal year 2015, an increase of $0.2 million. As a percentage of revenue, depreciation expense decreased to 8.6% for the fourth quarter of fiscal year 2016 from 9.2% for the fourth quarter of fiscal year 2015.

Amortization Expense: Amortization expense for school bus transportation was $0.8 million for the fourth quarter of fiscal year 2015 compared to $0.9 million for the fourth quarter of fiscal year 2015, a decrease of $0.1 million. As a percentage of revenue, amortization expense decreased to 0.5% for the fourth quarter of fiscal year 2016 from 0.6% for the fourth quarter of fiscal year 2015.

Income from Operations: Income from operations for school bus transportation was $12.7 million for the fourth quarter of fiscal year 2016 compared to $10.8 million for the fourth quarter of fiscal year 2015. The increase in income from

operations of $1.9 million resulted from the operating line items discussed above and reflects a negative impact of $0.2 million in exchange rates between the Canadian dollar and the US dollar from the fourth quarter of fiscal year 2015 compared to the fourth quarter of fiscal year 2016 in connection with the translation of the Company's Canadian operations into US dollars.

Interest Expense: Interest expense for the fourth quarter of fiscal year 2016 was $3.7 million compared to $4.2 million for the fourth quarter of fiscal year 2015. The decrease in interest expense of $0.5 million was due to a decrease in the weighted average interest rate, partially offset by an increase in the average debt outstanding, for the fourth quarter of fiscal year 2016, compared to the fourth quarter of fiscal year 2015.

Foreign Currency Gain (Loss): Foreign currency gain for the fourth quarter of fiscal year 2016 totaled $0.1 million compared to a foreign currency loss $0.3 million for the fourth quarter of fiscal year 2015. The increase in the foreign currency gain of $0.4 million results primarily from the gains realized upon the translation of the Company's dividends into US dollars for the fourth quarter of fiscal year 2016.

Unrealized Gain on Foreign Currency Exchange Contracts: The Company liquidated the outstanding foreign currency exchange contracts in the fourth quarter of fiscal 2015 in connection with the change in currency of the dividend payment to U.S. dollars. The unrealized gain on foreign currency exchange contracts was $2.1 million for the fourth quarter of fiscal year 2015.

Non-cash Gain on US$ 6.25% Convertible Debentures Conversion Feature: Non-cash gain on the US$ 6.25% Convertible Debentures conversion feature was $0.1 million for the fourth quarter of fiscal year 2016 compared to a non-cash gain of twelve thousand dollars for the fourth quarter of fiscal year 2015. The increase in the gain of $0.1 million was related to the change in fair value of the embedded conversion feature derivative associated with STI's issuance of the U.S. dollar denominated US$ 6.25% Convertible Debentures. The conversion feature on STI's US$ 6.25% Convertible Debentures provides that the U.S. dollar denominated debentures can be converted at a U.S. dollar denominated strike price into common shares of the Issuer, a Canadian functional currency entity. Therefore, the conversion feature represents an embedded derivative that must be bifurcated and accounted for separately. The embedded conversion feature is recorded at fair value in other liabilities at each reporting period end with changes in fair value included in the consolidated statement of operations.

Other Income, Net: Other income totaled $0.7 million in both the fourth quarter of fiscal year 2016 and the fourth quarter of fiscal year 2015. Other income consists primarily of the change in the Class B share value, gain and loss on disposal of assets and unrealized foreign currency gains and loses.

Income before Income Taxes and Equity in Net Income of Unconsolidated Investment: Income before income taxes and Equity in Net Income of Unconsolidated Investment was $9.3 million for the fourth quarter of fiscal year 2016 compared to $8.9 million for the fourth quarter of fiscal year 2015. The increase in income of $0.4 million resulted primarily from, an increase in income from the school bus transportation segment of $1.9 million, a decrease in interest expense of $0.5 million, an increase in the foreign currency gain of $0.4 million and an increase in the gain on the US$ 6.25% Convertible Debenture conversion feature of $0.1 million, partially offset by a decrease in unrealized gains on foreign currency exchange contracts of $2.1 million, and a increase in the operating loss from the Company's oil and gas portfolio of $0.4 million.

Equity in Net Income of Unconsolidated Investment: The Equity in Net Income of unconsolidated investment of thirty-three thousand dollars, in the fourth quarter of fiscal 2015, represents the Company's share of the earnings of a consulting and management services firm, an investment which the Company completed in the third quarter of fiscal year 2015 (see "Liquidity and Capital Resource-Acquisitions and Investments"). The Company purchased the remaining portion of the transportation consulting and management service firm during the third quarter of fiscal year 2016.

Net Income: Net income for the Company for the fourth quarter of fiscal year 2016 totaled $6.3 million, which included an income tax expense of $3.0 million. Net income for the fourth quarter of fiscal year 2015 amounted to $7.0 million, which included an income tax expense of $1.9 million. The effective tax rates for the fourth quarter of fiscal year

2016 and the fourth quarter of fiscal year 2015 were 32.4% and 21.7%, respectively. The increase in the effective tax rate quarter over quarter was due primarily the mix of the statutory Canadian and U.S. tax rates and the apportionment of the Company's income before income taxes resulting from the operations in each country and the prior year change in the state apportionment factors resulting from the transition to unitary filing in several states. Basic and diluted net income per common share was $0.07 for both the fourth quarter of fiscal year 2016 and the fourth quarter of fiscal year 2015.

Twelve months ended June 30, 2016 Compared to Twelve months ended June 30, 2015

The Company's core business is school bus transportation. As a result of the Canadex Acquisition, the Company has two reportable segments, school bus transportation and an oil and gas portfolio. The oil and gas portfolio represents approximately one-quarter of one percent of the Company's revenue on an annual basis.

The consolidated results for the fiscal year 2016 include $1.4 million in oil and gas revenue, $1.7 million in related cost of operations, $0.2 million in general and administrative expense, $1.0 million in depletion expense and $1.6 million non-cash impairment charge on the oil and gas assets as a result of the continued decline in fuel market prices. The consolidated results for the fiscal year 2015 include $2.9 million in oil and gas revenue, $2.0 million in related cost of operations, $0.2 million in general and administrative expense and $1.2 million in depletion expense. The revenue reduction for the fiscal year 2016 compared to the fiscal year 2015 was due to a reduction in both price and production, primarily related to the recent decline in fuel market prices.

The remaining discussion of the Company's operating results through "Loss from Operations" is related to the Company's core school bus transportation segment. Discussion of items below "Loss from Operations" reflects the consolidated results of the Company as these items are unallocated between the two reporting segments.

Revenues: Revenues for school bus transportation for the fiscal year 2016 were $598.8 million compared to $551.9 million for the fiscal year 2015, representing an increase of $46.9 million, or 8.5%. Revenue for the fiscal year 2016 was negatively impacted by approximately $7.7 million related to the change in exchange rates between the Canadian dollar and the U.S. dollar from the fiscal year 2015 to the fiscal year 2016 in connection with the translation of the Company's Canadian operations into U.S. dollars. In the first quarter of fiscal year 2016, the Company started operations on eleven new bid contracts (three of which were tuck-ins to existing locations) and completed the acquisitions of two transportation consulting and management services firms in the third quarter of fiscal year 2016. The Company did not renew four contracts for the fiscal year 2016.

The new bid-in contracts for fiscal year 2016, the two acquisitions completed in the third quarter of fiscal year 2016 and a bid in contract which started in the third quarter of fiscal year 2015 accounted for $42.2 million in new business growth in fiscal year 2016, which was partially offset by a $2.3 million revenue reduction resulting from the four contracts not renewed. The remaining $14.7 million increase in revenues resulted primarily from net increases in service requirements of existing contracts and contract rate increases.

Cost of Operations: Cost of operations for school bus transportation for the fiscal year 2016 was $456.0 million as compared to $425.5 million for the fiscal year 2015, representing an increase of $30.5 million or 7.2%. The new bid-in contracts for fiscal year 2016, the two acquisitions completed in the third quarter of fiscal year 2016 and a bid in contract which started in the third quarter of fiscal year 2015 accounted for $27.7 million of the total increase in cost of operations, which was partially offset by a $2.2 million reduction resulting from the four contracts not renewed. The remaining $5.0 million increase in cost of operations, net of new business and contracts not renewed for fiscal year 2016, resulted primarily from an increase in salaries and wages, operating costs, higher insurance costs and higher fringe benefit costs, partially offset by lower fuel costs and lower maintenance costs. Salaries and wages, net of new business and contracts not renewed for fiscal year 2016, increased by $6.7 million due primarily to higher driver, maintenance, operations and safety wages. As a percentage of revenue, driver wages increased to 35.0% in fiscal year 2016 from 34.8% in fiscal year 2015. Maintenance wages increased to 4.2% from 4.0%, operations wages increased to 4.6% from 4.5% and safety wages increased to 1.0% from 0.8% in fiscal year 2016 compared to fiscal year 2015. Operating cost, net of new business and contracts not renewed for fiscal year 2016 increased $6.2 million primarily due to an additional year of vehicle leasing costs. As a percentage of revenue, operating costs increased to 8.2% in fiscal year 2016 from 7.2% in fiscal year 2015. Insurance costs,

net of new business for fiscal year 2016, increased $2.5 million primarily due to unfavorable liability insurance claims development. As a percentage of revenue, insurance costs increased to 3.8% in fiscal year 2016 from 3.4% in fiscal year 2015. Fringe benefit costs net of new business and contracts not renewed for fiscal year 2016, increased $1.0 million due to higher employment taxes associated with higher rates and the wage increases noted above. Fringe benefit costs increased as a percentage of revenue to 9.6% in fiscal year 2016 from 9.5% in fiscal year 2015. Fuel expense, net of new business and contracts not renewed for fiscal year 2016, decreased $9.9 million due primarily to lower fuel market prices. Fuel expense decreased as a percentage of revenue to 5.4% in fiscal year 2016 from 7.3% in fiscal year 2015. Maintenance expense, net of new business and contracts not renewed for fiscal year 2016, decreased $1.6 million due primarily to lower net parts expense and a reduction in outside repair expense. Maintenance expense decreased as a percentage of revenue to 4.4% in fiscal year 2016 from 4.8% in fiscal year 2015.

General and Administrative Expense: General and administrative expense for school bus transportation for the fiscal year 2016 was $61.7 million compared to $54.5 million for the fiscal year 2015, an increase of $7.2 million or 13.2%. As a percentage of revenue, total general and administrative expense increased to 10.3% for the fiscal year 2016 compared to 9.9% for the fiscal year 2015. The increase in general and administrative expenses is primarily due to the bid in contracts and the two acquisitions completed during the fiscal year 2016 and increased administrative compensation.

Acquisition Expense: Acquisition expense for the fiscal year 2016 was $0.2 million Acquisition expense for the fiscal year 2015 was three thousand dollars. Acquisition expenses related to transaction costs associated with acquisitions are expensed as incurred under US GAAP.

Non-Cash Stock Compensation: Non-cash stock compensation expense for school bus transportation for the fiscal year 2016 was $4.0 million. The non-cash compensation expense was related to the issuance of 1,023,008 Class B Series Three common shares of STA Holdings in the fiscal year 2016. Non-cash stock compensation expense for school bus transportation for the fiscal year 2015 was $4.2 million. The non-cash compensation expense was related to the issuance of 663,620 Class B Series Three common shares of STA Holdings in the fiscal year 2015.

Depreciation Expense: Depreciation expense for school bus transportation for the fiscal year 2016 was $47.0 million compared to $46.6 million for the fiscal year 2015, an increase of $0.4 million. The increase was primarily related to the vehicles associated with the new bid in contracts that started operations in fiscal year 2016, partially offset by the deprecation savings due to the additional vehicles leased in fiscal 2016. As a percentage of revenue, depreciation expense decreased to 7.8% for the fiscal year 2016 from 8.4% for the fiscal year 2015.

Amortization Expense: Amortization expense for school bus transportation was $3.2 million for the fiscal year 2016 compared to $3.4 million in the fiscal year 2015. As a percentage of revenue, amortization expense decreased to 0.5% in the fiscal year 2016 from 0.6% in the fiscal year 2015.

Income from Operations: Income from operations for school bus transportation was $26.7 million for the fiscal year 2016 compared to $17.7 million for the fiscal year 2015. The increase in income from operations of $9.0 million resulted from the operating line items discussed above and reflects a negative impact of $0.3 million in exchange rates between the Canadian dollar and the US dollar from the fiscal 2015 compared to the fiscal 2016 in connection with the translation of the Company's Canadian operations into US dollars.

Interest Expense: Interest expense for the fiscal year 2016 was $14.5 million compared to $17.4 million for the fiscal year 2015. An approximate $2.9 million decrease in interest expense was due to both a decrease in the average debt outstanding and a decrease in average interest rates in the fiscal year 2016 as compared to the fiscal year 2015.

Foreign Currency Loss (Gain): Foreign currency loss for the fiscal year 2016 totaled $1.1 million compared to a foreign currency gain of $0.1 million for the fiscal year 2015. The increase in the foreign currency loss of $1.2 million results primarily from the losses realized upon the translation of the Company's dividends into US dollars for the 2016 fiscal year.

Unrealized Gain on Foreign Currency Exchange Contracts: The Company liquidated the outstanding foreign currency exchange contracts in the fourth quarter of fiscal 2015 in connection with the change in currency of the dividend payment to U.S. dollars. The unrealized gain on foreign currency exchange contracts was $0.1 million for fiscal year 2015.

Non-cash Loss (Gain) on US$ 6.25% Convertible Debentures Conversion Feature: Non-cash loss on the US$ 6.25% Convertible Debentures conversion feature was $0.2 million for the fiscal year 2016 compared to a non-cash gain of $0.2 million in the fiscal year 2015. The increase in the non-cash loss of $0.4 million was related to the change in fair value of the embedded conversion feature derivative associated with STI's issuance of the U.S. dollar denominated US$ 6.25% Convertible Debentures. The conversion feature on STI's US$ 6.25% Convertible Debentures provides that the U.S. dollar denominated debentures can be converted at a U.S. dollar denominated strike price into common shares of the issuer, a Canadian functional currency entity. Therefore, the conversion feature represents an embedded derivative that must be bifurcated and accounted for separately. The embedded conversion feature is recorded at fair value in other liabilities at each reporting period end with changes in fair value included in the consolidated statement of operations.

Other Income, net: Other income totaled $1.1 million in the fiscal year 2016 compared to other income of $3.5 million in the fiscal year 2015. The decrease in income of $2.4 million was due to an increase in the Class B Series Three share expense of $3.9 million, partially offset by an increase unrealized gains on foreign currency translations of $0.5 million and an increase in the gain on disposal of assets of $0.9 million in the fiscal year 2016 compared to the fiscal year 2015.

Income before Income Taxes and Equity in Net (Loss) Income of Unconsolidated Investment: Income before income taxes and Equity in Net (Loss) Income of Unconsolidated Investment was $8.9 million for the fiscal year 2016 compared to income of $3.7 million for the fiscal year 2015. The increase in the income of $5.2 million resulted primarily from an increase in the operating income for school bus operations of $9.0 million as discussed above and a decrease in interest expense of $2.9 million, partially offset by a decrease in other income of $2.4 million, an increase in the operating loss from the oil and gas segment of $2.6 million, a increase in foreign currency loss of $1.2 million, an increase in the non-cash loss on the US$ 6.25% Convertible Debenture conversion feature of $0.4 million and a decrease in gains on unrealized foreign currency exchange contracts of $0.1 million.

Equity in Net (Loss) Income of Unconsolidated Investment: The Equity in Net (Loss) of unconsolidated investments was eleven thousand dollars in fiscal year 2016. The Equity in Net income of unconsolidated investments was fifty eight thousand dollars in fiscal year 2015. These amounts represent the Company's share of the earnings of a consulting and management services firm, an investment which the Company completed in fiscal year 2015. (see "Liquidity and Capital Resource-Acquisitions and Investments"). The Company purchased the remaining portion of the transportation consulting and management service firm during the third quarter of fiscal year 2016.

Net Income: Net income for the Company for the fiscal year 2016 totaled $6.0 million, which included an income tax expense of $2.8 million. Net income for the fiscal year 2015 amounted to $3.7 million, which included an income tax expense of $0.1 million. The effective tax rates for the fiscal year 2016 and the fiscal year 2015 were 32.0% and 2.2%, respectively. The increase in the full year effective income tax rate year over year was primarily due to the mix of the statutory Canadian and U.S. tax rates, the apportionment of the Company's income before income taxes resulting from the operations in each country, as well as the change in the state apportionment factors resulting from the transition to unitary filing in several states recorded in the prior year. Basic and diluted net income per common share was $0.06 for the fiscal year 2016 compared to basic and diluted net income per share of $0.04 for the fiscal year 2015.

Liquidity and Capital Resources

As noted in the cautionary language concerning forward-looking disclosures under the heading "Forward-Looking Statements" in this management discussion and analysis, this section contains forward-looking statements, including with respect to the Company's ability to renew or refinance its various loan facilities as they become due. Such statements involve known and unknown risks, uncertainties and other factors outside of management's control, including the risk factors set forth in this management discussion and analysis that could cause results to differ materially from those described or anticipated in the forward-looking statements.

General

School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule. During the summer school break, revenue is derived primarily from summer camps and private charter services. As schools are not in session, there is no school bus transportation revenue during this period. The operations of the Company

historically generate negative cash flow in the first quarter of the fiscal year reflecting the seasonality of the school bus transportation industry during the school summer break combined with a majority of replacement capital expenditures along with investment capital spending for new bids and contracts awarded for the upcoming school year occurring in the same time period. Replacement capital expenditures have historically been funded by a combination of borrowings on the Company's senior credit facility and through operating lease financings. Investment capital spending for new bid and contract awards has historically been funded with proceeds from debt and equity financings along with operating lease financing and cash flow from operations. As the Company incurs operating losses during the first three months of the fiscal year, distributions are funded with non-operating cash flows for the first interim quarter of the fiscal year. The subsequent quarters of the fiscal year typically generate excess cash, as schools are in session and the majority of replacement capital expenditures and investment capital spending having occurred in the first quarter. Due to this seasonality, the Company views available cash flow on an annualized basis. The Company has historically funded its distributions with cash from operations on an annual basis.

During the twelve months ended June 30, 2016, net cash provided by operations totaled $68.2 million, which reflects a $3.8 million source of cash from net working capital. Net cash taxes refunded during the twelve months ended June 30, 2016 amounted to $0.2 million, which includes refunds of prior year's tax payments. The Company's investing activities for the twelve months ended June 30, 2016 resulted in a use of cash of $71.0 million. Included in these investing activities were, (i) capital expenditures related to the new bid contracts for fiscal year 2016 of $58.6 million (which includes $0.4 million for oil & gas investments in new wells), (ii) $8.4 million in capital expenditures related to replacement capital spending, (iii) $2.2 million in proceeds from sale of equipment and (iv) $6.2 million in funding for the two acquisitions that closed in the third quarter of the fiscal year. The Company's financing activities for the twelve months ended June 30, 2016 represented a source of cash of $5.5 million. Included in these financing activities were (i) $220.5 million in credit agreement borrowings and $150.5 million in credit agreement repayments, (ii) $37.9 million in dividend payments made, (iii) $0.7 million in payments to repurchase Class B common shares, (iv) $2.3 million in NCIB payments to repurchase common shares and $23.5 million in a block trade payment to repurchase the SNCF-P common shares and (v) $0.1 million in financing fees.

Loan Facilities

Subsequent to June 30, 2016, the Company amended the Credit Agreement to further increase commitments and extend the maturity date (see Subsequent Events). On August 19, 2014, the Company amended its Third Amended and Restated Credit Agreement (as amended the "Credit Agreement"). The amendment increased commitments to $225.0 million from $165.0 million, extended the $100.0 million accordion feature and extended the maturity date of the Credit Agreement to August 19, 2019, or if earlier, 90 days prior to the maturity of the Senior Secured Notes, as defined below. The increase in the size of the facility resulted from the addition of two new lenders to the bank group and certain existing lenders increasing their commitments. The current commitments at June 30, 2016 include a US $180.0 million loan facility and a Cdn $45.0 million loan facility, both of which are available to fund working capital requirements and to fund acquisitions and investment requirements for new revenue and bid-in contracts.

Borrowings under the Credit Agreement may be Base Rate Loans or Eurodollar Loans, as defined in the Credit Agreement. Base Rate Loans bear interest at the base rate, as defined in the Credit Agreement (3.50% at June 30, 2016), plus the applicable margin, which ranges from 0.50% to 1.25% depending on STA Holdings' senior leverage ratio on the pricing date. Eurodollar Loans bear interest at the adjusted LIBOR rate, as defined in the Credit Agreement (0.638350% at June 30, 2016), plus the applicable margin, which ranges from 1.75% to 2.50% depending on STA Holdings' senior leverage ratio on the pricing date.

On November 10, 2011, the Company rolled over and extended the maturity of the $35 million Senior Secured Notes (as defined below) for a five year term. The Senior Secured Notes now reflect a fixed coupon of 4.246% and a maturity date of November 10, 2016. In December 2006, the Company initially issued the senior secured notes (the "Senior Secured Notes") under a note purchase agreement (the "Note Purchase Agreement") with two Canadian insurance companies. The Senior Secured Notes consisted of $35.0 million of five year, fixed rate senior secured notes at an original coupon of 5.941%. The Senior Secured Notes rank *pari passu* with borrowings under the Credit Agreement. Subsequent to June 30, 2016, the Company redeemed the Senior Notes prior to their maturity date of November 10, 2016, (see Subsequent Events).

Borrowings under the Credit Agreement are collateralized by the unencumbered assets of Parkview Transit, STA Holdings and its subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its subsidiaries. In addition, payment and performance of the obligations under the Credit Agreement are guaranteed by each of STA Holdings' subsidiaries and by Parkview Transit. Borrowings under the Senior Secured Notes are collateralized by the unencumbered assets of STA Holdings and its U.S. subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its U.S. subsidiaries. In addition, payment and performance of the obligations under the Senior Secured Notes are guaranteed by each of STA Holdings' U.S. subsidiaries.

At June 30, 2016, debt outstanding under the Credit Agreement and Senior Secured Notes totaled $120.1 million and $35.0 million, respectively. At June 30, 2016, the Company had approximately $102.8 million in borrowing availability under the loan facilities, subject to continued covenant compliance, of the Credit Agreement (excluding the $100.0 million accordion feature in additional commitments the Company may request under the Credit Agreement). In addition, at June 30, 2016, outstanding debt included approximately $117.7 million in Convertible Debentures.

Convertible Debentures

During the fiscal years ended June 30, 2010, 2011 and 2014, STI closed the Convertible Debentures offerings and on December 21, 2009, the Company redeemed for cash all of the outstanding 14% subordinated notes of STA ULC as discussed above under the heading "General".

The Cdn$ 6.75% Convertible Debentures had a five year term, were denominated in Canadian dollars, and were due and payable on June 30, 2015. During fiscal year 2015, Cdn $0.1 million of the Company's Cdn$ 6.75% Convertible Debentures were converted into 18,342 shares of common stock. On June 30, 2015, the Company repaid upon maturity the remaining Cdn $49.9 million in principal amount of Cdn$ 6.75% Convertible Debentures for US$ 40.1 million in cash. The US$ 6.25% Convertible Debentures have a seven year term, are denominated in U.S. dollars, are due and payable on June 30, 2018, and are callable by the Company beginning in July 2014 if certain conditions noted above, are met. The Company did not redeem and none of the holders have converted any of the US$ 6.25% Convertible Debentures as of June 30, 2016. The Cdn$ 6.25% Convertible Debentures have a five and a half year term, are denominated in Canadian dollars, are due and payable on June 30, 2019, and are callable by the Company beginning in July 2017, if certain conditions noted above, are met. None of the holders have converted any of the Cdn$ 6.25% Convertible Debentures as of June 30, 2016. Subsequent to June 30, 2016, the Company exercised its right to redeem the US$ 6.25% Convertible Notes in their entirely (see Subsequent Events).

The functional currency of STI is the Canadian dollar. The Cdn$ 6.75% Convertible Debentures were and the Cdn$ 6.25% Convertible Debentures of STI are denominated in Canadian dollars. As the functional currency of STI is the Canadian dollar, exchange gains or losses related to the Cdn$ 6.75% Convertible Debentures and the Cdn$ 6.25% Convertible Debentures on the translation of the STI financial statements into U.S. dollars, the reporting currency, are deferred as a separate component of shareholders' equity. The US$ 6.25% Convertible Debentures of STI are denominated in U.S. dollars. As the functional currency of STI is the Canadian dollar, unrealized gains or losses on re-measurement of the US$ 6.25% Convertible Debentures into Canadian dollars are considered transaction gains and losses, at the STI level, and are included in the consolidated statement of operations. On April 1, 2013, the Company put in place an intercompany loan associated with the payments of proceeds on the US$ 6.25% Convertible Debentures by STI to STA Holdings. This intercompany loan is denominated in U.S. dollars, bears interest at a rate of 6.25% per annum and has a set maturity date of June 30, 2018. As such, this intercompany loan is considered a short-term intercompany loan (as the loan is for a definite term), and unrealized gains or losses on re-measurement of the STI intercompany loan receivable are considered transaction gains or losses as STI's functional currency is the Canadian dollar and are included in the consolidated statement of operations. The re-measurement gains and losses resulting from this intercompany loan offset re-measurement gains and losses resulting from the US$ 6.25% Convertible Debentures in the consolidated statement of operations.

The Company expects to be able to repay, renew or refinance its various loan facilities and Convertible Debentures as they become due with other long term financing options (see "Forward-Looking Statements").

Leasing Arrangements

During the fiscal year ended June 30, 2015, the Company entered into additional operating leases with seven major financial institutions to lease approximately $38.7 million in replacement school vehicles and $38.3 million in growth school vehicles for the 2014-2015 school year. The term of these leases is six years at effective fixed rates in the range of 2.7% to 4.4%. Annual lease payments on these additional leases will approximate $11.2 million per year for the term of the leases.

During the fiscal year ended June 30, 2016, the Company entered into additional operating leases with ten major financial institutions to lease approximately $58.3 million in replacement school vehicles and $22.0 million in growth school vehicles for the 2015-2016 school year. The term of these leases is six years at effective fixed rates in the range of 2.6% to 4.2%. Annual lease payments on these additional leases will approximate $11.3 million per year for the term of the leases.

During July and August 2016, the Company entered into additional operating leases with nine major financial institutions to lease approximately $34.8 million in replacement school vehicles and $10.0 million in growth school vehicles for the upcoming 2016-2017 school year. The term of these leases is six years at effective fixed rates in the range of 2.0% to 3.6%. Annual lease payments on these additional leases will approximate $6.0 million per year for the term of the leases.

Acquisitions and Investments

On December 5, 2014 the Company acquired certain assets and a contract of Dalton Bus Lines in Ontario, Canada, for approximately $0.4 million. Earnings of the acquired company were included in the Company's results of operations from the acquisition date.

On March 11, 2015 a wholly-owned subsidiary of the Company made a non-controlling investment in a consulting and management services firm for cash consideration of $1.7 million. The Company has accounted for this investment under the equity method, in accordance with ASC- 323, Investments-Equity Method and Joint Ventures.

During January and February 2016, a wholly-owned subsidiary of the Company purchased the remaining interest in the transportation consulting and management services firm and acquired a second consulting services firm. Combined, total consideration for both firms approximated $7.2 million, consisting of $6.2 million in cash and $1.0 million in common stock. The Company had previously invested $1.7 million in March 2015, to acquire a non-controlling interest in the first transportation consulting and management service firm as discussed above. Earnings of the acquired companies were included in the Company's results of operations from the acquisition dates.

The Company intends to selectively acquire contracts through new bids and conversions and to pursue additional acquisitions to the extent that it is able to finance these from operating cash flows, available financing under our Credit Facility and the potential additional issuance of common shares and debt securities (see "Forward-Looking Statements").

Fuel Prices

The Company operates a fleet of approximately 13,000 vehicles as at June 30, 2016 and consumes substantial amounts of fuel for its operations. While the Company currently has fuel mitigation features in approximately 60% of its contracts that provide some measure of fuel protection against price increases, ranging from reimbursement by the school district to outright purchase of fuel by school districts, there is no assurance that it will be able to adequately protect itself from increases in such costs other than those contractually obligated. The Company is still exposed to some market price fluctuations under some of these fuel mitigation features. As noted above, the Company also endeavors to lock in an additional 20% of its fuel exposure with fixed rate contracts, while the final 20% of fuel exposure is fully subject to market price variations. The Company, for fiscal year 2015, entered into fixed price contracts, in August of that fiscal year with fuel suppliers to cover the approximately 20% of its fuel exposure, prior to the decline in market prices that occurred in the October through December period of fiscal year 2015. For fiscal year 2016, the Company entered into fixed price contracts with fuel vendors starting in October 2014 (the period of fiscal 2015 when market prices started to decline), for the approximately 20% of its fuel exposure locked in for fiscal year 2016. In August and November 2015, the Company locked in approximately 15% of its fuel exposure for fiscal year 2017. In July 2016, the Company locked in one third of the approximately 20% of its fuel exposure for the 2018 fiscal year.

Segment Information ($ in 000's)

As a result of the Canadex Acquisition, the Company has two reportable segments, a transportation segment and an oil and gas segment. The transportation segment provides school bus and management services to public and private schools in North America. The oil and gas segment represents the Company's investments as a non-operator in oil and gas interests in the United States.

	For the three months ended June 30, 2016	For the three months ended June 30, 2015	For the twelve months ended June 30, 2016	For the twelve months ended June 30, 2015
Revenue				
Transportation	$165,860	$151,973	$598,807	$551,861
Oil and gas	330	481	1,387	2,890
	$166,190	$152,454	$600,194	$554,751
Operating earnings (losses)				
Transportation	$ 12,652	$ 10,788	$ 26,733	17,702
*Oil and gas	(717)	(219)	(3,137)	(540)
	11,935	10,569	23,596	17,162
Unallocated expenses	2,646	1,655	14,721	13,423
Income tax expense	3,011	1,934	2,838	84
Net income	$ 6,278	$ 6,980	$ 6,037	$ 3,655

* The oil and gas operating results include an impairment charge of $0.4 million dollars and $1.6 million dollars for the quarter ended and fiscal year ended June 30, 2016, respectively.

	As at June 30, 2016	As at June 30, 2015
Total Assets		
Transportation	$542,221	$527,291
Oil and gas	6,108	8,636
	$548,329	$535,927

Commitments and Contractual Obligations

Commitments and contractual obligations primarily include obligations associated with outstanding indebtedness and lease obligations. The following table shows contractual obligations and commitments related to the outstanding indebtedness as of June 30, 2016 and the related payment by period due.

Maturities of long-term debt are as follows ($ in 000's) (see Subsequent Events):

	Third Amended Credit Facility	Convertible Debentures	Senior Secured Notes	Total
Year ending June 30,				
2017	$ –	$ –	$35,000	$ 35,000
2018	–	59,633	–	59,633
2019	–	58,063	–	58,063
2020	120,129	–	–	120,129
2021	–	–	–	–
thereafter	–	–	–	–
	$120,129	$117,696	$35,000	$272,825

The maturity date of the Credit Agreement was extended by amendment in August 2014 to August 19, 2019 or if earlier, 90 days prior to the maturity of the Senior Secured Notes. Subsequent to June 30, 2016, the Company amended the Credit Agreement to increase commitments and extend the maturity date back to five years (see Subsequent Events).

The following table represents future minimum rental payments and operating lease payments under non-cancelable operating leases as at June 30, 2016 ($ in 000's):

	Facility Leases	Vehicle Leases	Total
Year ending June 30,			
2017	$15,039	$ 36,296	$ 51,335
2018	9,523	33,101	42,624
2019	7,232	28,825	36,057
2020	3,613	22,617	26,230
2021	1,883	11,531	13,414
2022 and thereafter	1,846	1,215	3,061
Total minimum payments	$39,136	$133,585	$172,721

If the operating leases for vehicles were treated as capital leases, the senior debt and total debt would approximate $345.3 million and $463.0 million, respectively as at June 30, 2016. Further, the senior debt to EBITDA ratio (as defined in the Credit Agreement and adjusted for capitalization of vehicle leases) would increase 0.6:1, and the total debt to EBITDA ratio would increase 1.1:1.

Outstanding Share Data

As at June 30, 2016, the Company had 91,903,515 issued and outstanding common shares, US $60.0 million principal amount of US$ 6.25% Convertible Debentures convertible into approximately 6.3 million common shares and Cdn $75.0 million principal amount of Cdn$ 6.25% Convertible Debentures convertible into approximately 8.3 million common shares. There are no preferred shares issued and outstanding. (see "Liquidity and Capital Resource-Convertible Debentures" and "Subsequent Events").

Quantitative and Qualitative Disclosures About Market Risk

As noted in the cautionary language concerning forward-looking disclosures under the heading "Forward-Looking Statements" in this management discussion and analysis, this section contains forward-looking statements, including with respect to the Company's anticipated dividends. Such statements involve known and unknown risks, uncertainties and other factors outside of management's control, including the risk factors set forth in this management discussion and analysis that could cause results to differ materially from those described or anticipated in the forward-looking statements.

In the normal course of business, the Company is exposed to market risks arising from adverse changes in interest rates and the Cdn$/US$ foreign currency exchange rate. Market risk is defined for these purposes as the potential change in the fair market value of financial assets and liabilities resulting from an adverse movement in these rates. Except for the changes in the Cdn$/US$ foreign currency exchange rate during the fiscal year 2016, there have been no other material changes to the Company's exposure to the above-mentioned market risks during the fiscal year 2016.

As at June 30, 2016, the Company's material variable rate borrowings included the outstanding borrowings under the Credit Agreement. As at June 30, 2016, the Company had $120.1 million in outstanding indebtedness under the Credit Agreement. The Company has an interest rate swap in place for a notional amount of $50.0 million to swap the variable rate to a fixed rate for $50.0 million in borrowings under the Credit Agreement. (see "Liquidity and Capital Resource-Convertible Debentures"). A 100 basis point change in interest rates, applied to these net borrowings as at June 30, 2016 would result in approximately a $0.7 million annual change in interest expense and a corresponding change in cash flow.

In connection with the dividends on the common shares issued, the Company was exposed to fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar because the anticipated dividends from STA, Inc. to STA

Holdings are in U.S. dollars and the currently anticipated dividends on common shares were paid in Canadian dollars. The Company used foreign currency exchange contracts ("Forward Contracts") to partially mitigate this exchange rate risk. Given that the majority of the Company's cash flows continue to be denominated in U.S. dollars, in May 2015, the Board of Directors of the Company approved a change in the currency of the monthly dividend to U.S dollars, effective July 1, 2015. At that time the Forward Contracts outstanding, which had been used to mitigate the exchange risk, were liquidated.

The Cdn$ 6.25% Convertible Debentures due June 30, 2019 are denominated and payable, upon maturity, in Canadian dollars. The Company has not entered into any hedge arrangement with respect to the payment of the Cdn$ 6.25% Convertible Debentures upon maturity. The Company uses it cash flows from its Canadian operations to partially mitigate the exchange risk on the Convertible Debenture interest payments.

The Company is also exposed to changes in the market price of fuel in the ordinary course of business. As a partial mitigation of the impact of fuel price volatility on the Company's results, approximately 60% of the Company's revenue contracts have some form of mitigation against fuel price increase, ranging from reimbursement by the school district to outright purchase of fuel by school districts. The Company is still exposed to some market price fluctuations under some of these fuel mitigation features. The Company, for fiscal year 2015, entered into fixed price contracts, in August of that fiscal year with fuel suppliers to cover the approximately 20% of its fuel exposure, prior to the decline in market prices that occurred in the October through December period of fiscal year 2015. For fiscal year 2016, the Company entered into fixed price contracts with fuel vendors starting in October 2014 (the period of fiscal 2015 when market prices started to decline), for the approximately 20% of its fuel exposure locked in for fiscal year 2016. In August and November 2015, the Company locked in approximately 15% of its fuel exposure for fiscal year 2017. In July 2016, the Company locked in one third of the approximately 20% of its fuel exposure for the 2018 fiscal year.

Summary of Quarterly Results ($ in 000's, except per share data)

	1st Qtr 2015	2nd Qtr 2015	3rd Qtr 2015	4th Qtr 2015	1st Qtr 2016	2nd Qtr 2016	3rd Qtr 2016	4th Qtr 2016
Revenues	$88,532	$157,451	$156,314	$152,454	$93,383	$167,380	$173,241	$166,190
Net income (loss)	$ (8,755)	$ 3,537	$ 1,893	$ 6,480	$ (9,543)	$ 6,017	$ 3,769	$ 6,278
Net income (loss) per share	$ (0.11)	$ 0.04	$ 0.02	$ 0.07	$ (0.10)	$ 0.06	$ 0.04	$ 0.07

Seasonality

School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule. During the summer school break, revenue is derived primarily from summer camps and private charter services. As schools are not in session, there is minimal school bus transportation revenue during this period. Thus, the Company incurs operating losses during the first three months of the fiscal year, which encompass the summer school break. Depreciation of fixed assets occurs in the months during which schools are in session, which is generally September through June. A full year's worth of depreciation is recorded in these ten months to correspond to the vehicle's usage.

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

Under the supervision of, and with the participation of the CEO and the CFO, management performed an evaluation of the effectiveness of the Company's disclosure controls and procedures, which are designed to provide reasonable assurance that material information relating to the Company (including its subsidiaries) is made known to the CEO and the CFO by others within the Company. Based on that evaluation, the CEO and the CFO have concluded that the design and operation of these disclosure controls and procedures as of June 30, 2016 were effective.

Under the supervision of, and with the participation of, the CEO and the CFO of the Company, management performed an evaluation of the effectiveness of the Company's internal controls over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Based on that evaluation, the CEO and the CFO have concluded that the design and operation of the internal controls over financial reporting as of June 30, 2016 were effective.

In addition, we have evaluated our internal controls over financial reporting and determined that no changes were made in the Company's internal controls over financial reporting during the twelve months ended June 30, 2016, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting. Management is, however, continually monitoring and seeking to improve the Company's infrastructure and controls.

Transactions with Related Parties

The Company utilized a transportation equipment dealer, primarily to assist in procurement and disposal of the Company's fleet under the direction of the Company's CFO. The transportation equipment dealer also provided consulting services to the Company, assisting with fleet valuations in its acquisition efforts. The transportation equipment dealer was a company controlled by a family member of the Company's Chairman and CEO. Beginning in fiscal year 2015, the fleet procurement and disposal services were provided for an annual fee including a retainer amount plus a commission per vehicle amount not to exceed $0.5 million per annum. Prior to fiscal year 2015, these services were provided on a non-contractual basis. The Company paid the transportation equipment dealer $0.5 million for the ended June 30, 2015. In April 2015, the Company terminated the agreement and began to perform these services directly with internal resources.

These transactions were measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

Subsequent Events

As noted in the cautionary language concerning forward-looking disclosures under the heading "Forward-Looking Statements" in this management discussion and analysis, this section contains forward-looking statements, including with respect to the Company's EIP and lease payments. Such statements involve known and unknown risks, uncertainties and other factors outside of management's control, including the risk factors set forth in this management discussion and analysis that could cause results to differ materially from those described or anticipated in the forward-looking statements.

On July 2, 2016, STA Holdings granted 147,596 Class B Series Three common shares pursuant to the EIP. The Company will recognize non-cash stock-based expense related to these grants during the quarter ending September 30, 2016.

On July 27, 2016 the Company entered into a Fourth Amended and Restated Credit Agreement. The new amended credit facility increased the commitments to $340.0 million (US $290.0 million and Canadian $50.0 million), from the previous commitments of $225.0 million and extended the maturity date to July 27, 2021. The increase in the size of the facility resulted from the addition of two new lenders to the bank group and certain existing lenders increasing their commitments. The new amended facility also provides for a US$100 million "accordion feature", which provides access to a larger facility should it be needed in the future. The Company used drawings under the credit agreement in part to repurchase the US $35 million Senior Secured Notes due November 10, 2016.

On August 1, 2016, the Company provided notice for the early redemption and settlement of the Senior Secured Notes due November 10, 2016. On September 1, 2016, the Company redeemed the Senior Secured Notes for $35.0 million in cash in accordance with the Note Purchase Agreement dated December 14, 2006, between the Company, Sun Life Assurance Company of Canada, London Life Insurance Company and Computershare Trust Company, N.A., governing the Senior Secured Notes.

On August 16, 2016, the Company issued the Cdn$ 5.25% convertible unsecured subordinated debentures due September 30, 2021 at a price of $1,000 per debenture, for total gross proceeds of $65.8 million (Cdn $85.0 million). The net proceeds of the 5.25% convertible unsecured subordinated debentures will primarily be used pay off existing long term debt and for general corporate purposes.

On August 23, 2016, the Company announced that it called for the early redemption and settlement of the 6.25% US convertible unsecured subordinated debentures due June 30, 2018. On September 19, 2016 the Company will redeem the $60.0 million of 6.25% US convertible unsecured subordinated debentures for $60.0 million in cash in accordance with the Trust Indenture dated June 7, 2011, between STI and Computershare Trust Company of Canada governing the 6.25% US convertible unsecured debentures.

During July and August 2016, the Company entered into additional operating leases with nine major financial institutions to lease approximately $44.8 million in growth and replacement school vehicles for the upcoming 2016-2017 school year. The term of these leases is six years at effective fixed rates in the range of 2.0% to 3.6%. Annual lease payments on these additional leases will approximate $6.0 million per year for the term of the leases.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Some of the estimates and assumptions management is required to make relate to matters that are inherently uncertain as they may pertain to future events. Management bases these estimates on historical experience and on various other assumptions that it believes to be reasonable and appropriate. Actual results may differ significantly from these estimates. The following is a description of our accounting policies that we believe require subjective and complex judgments, and could potentially have a material effect on reported financial condition and results of operations.

Goodwill and Indefinite Lived- Intangibles. Goodwill represents the excess of cost over fair value of net assets acquired in business combinations accounted for under the purchase method. Goodwill and trade names are not amortized but rather assessed for impairment annually or more frequently if circumstances change and indicators of impairment are present. The annual impairment testing is performed in the fourth quarter.

When assessing goodwill impairment, the Company may at its option perform a qualitative assessment to first assess whether the fair value of a reporting unit is less than its carrying value. If the Company does not choose to perform a qualitative assessment, a two step impairment test is required. The Company first compares the fair value of the reporting unit with its carrying value, including goodwill. If the carrying value exceeds the fair value, the carrying value is then compared to the implied fair value of goodwill. If the implied fair value of goodwill is less than the carrying value of goodwill, an impairment loss will be recognized in the statement of earnings in an amount equal to the difference and the implied fair value of goodwill becomes the new carrying value of goodwill for that reporting unit which is then used in future impairment tests.

When assessing the impairment for trade names, if the carrying value exceeds the fair value, an impairment loss will be recognized in the statement of earnings in an amount equal to the excess.

Fair values are derived by using discounted cash flow analyses which requires, among other factors, estimates of the amount and timing of projected cash flows and the appropriate discount rate.

Other identifiable intangible assets consist of contract rights and covenants not to compete. Contract rights, which include customer relationships, are amortized on a straight-line basis over an estimated useful life of 20 to 23 years. The useful life for contract rights was determined based on third party valuation reports prepared for the Company. The valuations took into account the average length of the contracts, the expected renewal periods and assumptions regarding future renewals based upon historical customers lives. Covenants not to compete are amortized on a straight-line basis over an estimated useful life of two to five years.

Impairment of Long-Lived Assets. Management continually evaluates whether events or circumstances have occurred that indicate that the remaining estimated useful lives of property and equipment, contract rights and covenants not to compete may warrant revision or that the remaining balances may not be recoverable. Events or circumstances that would trigger testing for impairment include, but are not limited to, the loss of a significant school district customer contract, a significant increase in the Company's expense levels absent a corresponding increase in revenue that causes operating or cash flow losses or projected operating or cash flow losses, significant adverse changes in legal factors or the business climate in which the Company operates that could affect the value of long-lived assets, or the expectation that a long-lived asset will be sold or otherwise disposed of at a loss before the end of its previously estimated useful life. If this review indicates that the assets will not be recoverable, as determined based on the undiscounted future cash flows from the use of the assets, the carrying value of the assets will be reduced to their estimated fair value.

Insurance Reserves. The Company's insurance reserves reflect the estimated deductible amounts the Company is responsible for under the workers' compensation and vehicle liability insurance programs. Our insurance expense for these

items is largely dependent on our claims experience and our ability to control such claims, the actuarial development of claims to their select ultimate, in addition to third party premiums/expenses associated with this coverage. We have recorded estimated insurance reserves for the anticipated losses on open claims under the workers' compensation and vehicle liability programs based upon actuarial analysis prepared by an independent third party actuary. Although the estimates of these accrued liabilities are based on the factors mentioned above, it is possible that future cash flows and results of operations could be materially affected by changes in our assumptions or changes in claims experience and development.

Stock Based Compensation. The Company accounts for stock-based compensation and other stock-based payments using the fair value method. Under the fair value method, the fair value of the stock based compensation and other stock-based payments are estimated at the grant date and the total fair value is amortized over the vesting schedule of the awards as compensation expense. The Class B common shares issued by STA Holdings are fully vested on the grant date, and, as such, the Company recognizes compensation expense when the shares are issued. These shares are accounted for as a liability upon issuance and re-measured at fair value on a quarterly basis. Changes in fair value are recorded in the Consolidated Statement of Operations.

The Class B common shares are not traded in an active market and have certain restrictions on their transferability. These shares are accounted for as a liability upon issuance, as a result of a put option they contain. The put option provides for a fair market value of Class B Series Three common shares put at an amount equal to the weighted average trading price of the STI common shares for the ten consecutive trading days immediately prior to the date of put. Stock based compensation expense associated with the issuance of Class B Series Three common shares is based on the trading value of the STI common shares at the date of grant, similar to the fair value of such common shares in connection with the put option values described above.

Income Taxes. Income taxes have been computed utilizing the asset and liability approach, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using the currently enacted tax rates expected to be in effect for the years in which those taxes are expected to be realized or settled. A valuation allowance is recorded to reduce deferred tax assets to the amount that is believed to be more likely than not to be realized. The recorded deferred income tax liability results from a difference between the book and tax basis of certain transportation equipment, other equipment and intangible assets.

The Company uses judgment in determining income tax provisions and in evaluating its tax positions under the accounting guidance for income taxes. Additional provisions for income taxes are established when, despite the belief that tax positions are fully supportable, there remain certain positions that do not meet the minimum probability threshold, which is a tax position that is more-likely-than-not to be sustained upon examination by the applicable taxing authority. The Company and its subsidiaries are examined by various federal and state tax authorities. The Company regularly assesses the potential outcomes of these examinations and any future examinations for the current or prior years in determining the adequacy of its provision for income taxes. The Company continually assesses the likelihood and amount of potential adjustments and adjusts the income tax provision, the current tax liability and deferred taxes in the period in which the facts that give rise to a revision become known.

Accounting for Derivatives and Hedging Activities. The Company records its derivatives at fair value on the balance sheet, which requires that a company take into account its own credit risk and the credit risk of the counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. Changes in fair value will be recorded in the statement of operations or through other comprehensive income depending on the nature of the derivative instrument. The Company did not elect hedge accounting for any of its derivative financial instruments and therefore records all changes in fair value in the income statement. The Company has offset the fair value amounts recorded on its forward foreign currency contracts executed with the same counterparty under an executed master netting arrangement.

Foreign Currency Translation: Monetary assets and liabilities denominated in a currency other than the functional currency are translated at the rate of exchange prevailing at the balance sheet date. Transactions denominated in a currency other than the functional currency are translated at the rate of exchange prevailing on the transaction date. Gains and losses on translation of these items are considered transaction gain and losses and are included in the consolidated statements of operations in foreign currency (gain) loss.

The functional currency of STI and the Company's Canadian operations is the Canadian dollar. The functional currency of the Company's operations in the United States is the U.S. dollar. The Company's financial statements are reported in U.S. dollars, as the principal operations and cash flows of its subsidiaries are conducted in U.S. dollars. As a result, the assets and liabilities of the Company, and the Company's Canadian operations are translated into U.S. dollars using the exchange rate in effect at the period end and revenues and expenses are translated at the average rate during the period. Exchange gains or losses on translation are deferred as a separate component of shareholders' equity. The Cdn$ 6.75% Convertible Debentures were and the Cdn$ 6.25% Convertible Debentures of STI are denominated in Canadian dollars. As the functional currency of STI is the Canadian dollar, exchange gains or losses related to the Cdn$ 6.75% Convertible Debentures and the Cdn$ 6.25% Convertible Debentures on the translation of the STI financial statements into U.S. dollars, the reporting currency, are deferred as a separate component of shareholders' equity. The US$ 6.25% Convertible Debentures of STI are denominated in U.S. dollars. As the functional currency of STI is the Canadian dollar, unrealized gains or losses on re-measurement of the US$ 6.25% Convertible Debentures into Canadian dollars are considered transaction gains and losses, at the STI level, and are included in the consolidated statement of operations.

Foreign currency transactions gains and losses, related to short-term related intercompany loans are recorded in the Consolidated Statement of Operations as incurred. Foreign currency transaction gains and losses for intercompany loans that are considered long-term in nature are recorded in Accumulated Other Comprehensive Loss as incurred.

Oil and Gas Reserve Estimates. Estimates of oil and gas reserves in the consolidated financial statements are prepared through reserve engineering, which is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact manner. The process relies on interpretations of available geographical, geophysical, engineering and production data. The accuracy of a reserve estimate is a function of the quality and quantity of available data, the interpretation of that data, the accuracy of various mandated economic assumptions and the judgment of the persons preparing the estimate.

The Company's reserve information is based on estimates prepared by independent oil and gas industry consultants. Estimates prepared by others may be different than these estimates. Because these estimates depend on many assumptions such as projected future rates of production, estimated commodity price forecasts and the timing of future expenditures, all of which may differ from actual results, reserve estimates may be different from the quantities of oil and gas that are ultimately recovered. In addition, the results of drilling, testing and production after the date of an estimate may justify revisions to the estimate.

The present value of future net oil and gas revenues should not be assumed to be the current market value of the Company's estimated oil and gas reserves. Actual future prices, costs and reserves may be materially higher or lower than the prices, costs and reserves used for the future net revenue calculations. Reserve estimates can have a significant impact on earnings, as they are a key component in the calculation of oil and gas depreciation and depletion.

A downward revision in the reserve estimate could result in a higher depreciation and depletion charge to earnings. In addition, if the net capitalized costs are determined to be in excess of the calculated ceiling, which is based largely on reserve estimates, the excess must be written off as an expense charged against earnings.

Asset Retirement Obligations. The asset retirement obligation provision recorded in the consolidated financial statements is based on estimates of total costs for future restoration and abandonment of oil and natural gas wells and facilities, as well as estimates of when these costs will occur. The estimates are based on the Company's net ownership interest in the wells. Estimating these future costs requires management to make estimates and judgments that are subject to future revisions based on numerous factors, including changing technology and political and regulatory environments.

Risk Factors

The following section describes both general and specific risks that could affect our financial performance. The risks described below are not the only risks facing the Company. Additional risks and uncertainties that are not currently known or that are currently considered to be immaterial may also materially and adversely affect the Company and our business operations. If any of these risks actually occur, the Company's business, financial conditions, results of operations and cash flow could be adversely affected, in which case the trading prices of the Common Shares and the Convertible Debentures would decline.

Risks Related to our Business

We cannot control certain of our operating expenses

The price of fuel, insurance costs and maintenance costs are operating expenses over which we have little or no control. Although certain of our customer contracts provide for automatic price increases or other forms of protection against fuel price and/or insurance cost increases, significant increases in the price of fuel, insurance or maintenance could affect our costs as well as the affordability of our services to our customers of our services. Similarly, depending on the availability of qualified drivers and the level of competition with other businesses for their services, we may have little control over the labour costs for our drivers. Any difficulties in attracting and retaining qualified drivers could affect our costs and, ultimately, result in the loss of customer contracts due to the inability to service the contract. Accordingly, a significant escalation in our operating expenses or in the inability to attract and retain qualified drivers could have a material adverse effect on us, our financial condition, results of operations and cash flows.

We have significant capital expenditure requirements

In order to maintain our school bus fleet, and to expand our business pursuant to our business strategy, we are required to make significant capital expenditures. There can be no assurance that cash flow from operations will enable us to acquire a sufficient number of new vehicles or make capital expenditures necessary to implement any expansion of service. If we are required to obtain additional financing, there can be no assurance that we can obtain financing on terms acceptable to us. Our inability to have sufficient cash flows or procure the financing necessary to acquire additional school buses or make needed capital improvements could delay or prevent us from implementing our business strategy and would have a material adverse effect on us. Future maintenance capital expenditures are dependent on a number of future events. The future replacement of school vehicles will be dependent on contract retention and renewal and will also be dependent on the number of new contracts secured through acquisitions, new bids and conversions and the renewal of current contracts. If current contracts are not renewed, or only a portion are renewed, i.e. the number of net new contracts is higher or lower than expected, the assumed level of maintenance capital expenditures will be significantly different from the level currently anticipated. In addition, future expenditures will also depend on future vehicle pricing, negotiating ability with regard to future vehicles pricing, and future vehicle specifications.

The Company's consolidated indebtedness could negatively impact the business

On June 30, 2016, the Company had total indebtedness of $272.8 million (including $117.7 million indebtedness to holders of Debentures).

The degree to which the Company is leveraged on a consolidated basis could have important consequences to the holders of Common Shares and Debentures, including:

- the Company's ability in the future to obtain additional financing for working capital, capital expenditures or other purposes may be limited;
- the Company may be unable to refinance indebtedness on terms acceptable to it or at all;
- a significant portion of the Issuer's cash flow (on a consolidated basis) is likely to be dedicated to the payment of the principal of and interest on the Company's indebtedness, including the Convertible Debentures, thereby reducing funds available for future operations, capital expenditures and/or dividends on the Common Shares;
- the Company may be more vulnerable to economic downturns and be limited in our ability to withstand competitive pressures;
- the Company may be limited in its ability to plan for or react to changes in its business or the industry in which it operates; and
- the Company may be at a competitive disadvantage to its competitors that have less indebtedness.

The restrictive covenants in the Credit Agreement could impact the Company's business and affect its ability to pursue its business strategies

The Credit Agreement features restrictive covenants that limit the Company's ability, among other things, to:

- incur additional indebtedness;
- pay dividends and make distributions in respect of the Company's equity or to make certain other restrictive payments or investments;
- sell assets;
- consolidate, merge, sell or otherwise dispose of all or substantially all of the Company's assets;
- enter into transactions with the Company's and/or the Issuer's affiliates;
- create liens; and
- enter into new lines of businesses.

In addition, the Credit Agreement also includes other and more restrictive covenants and prohibits the Company and certain of its affiliates from prepaying its other indebtedness, while debt under the Credit Agreement is outstanding. The Credit Agreement also requires the Company to achieve specified financial and operating results and maintain compliance with specified financial ratios. The Company's ability to comply with these ratios may be affected by events beyond its control.

A breach of any of the restrictive covenants in the Credit Agreement or in the Company's ability to comply with the required financial ratios could result in a default under the Credit Agreement. If a default occurs, the lenders under the Credit Agreement may elect to declare all borrowings outstanding under the facility, together with accrued interest and other fees, to be immediately due and payable.

We may not be able to make all principal payments on the Convertible Debentures

The Cdn$ 6.25% Convertible Debentures will mature on June 30, 2019 and the Cdn$ 5.25% Convertible Debentures will mature on September 30, 2021. STI may not be able to refinance the principal amount of the Convertible Debentures in order to repay the principal outstanding or may not have generated enough cash from operations to meet this obligation. There is no guarantee that STI will be able to repay the outstanding principal amount upon maturity of the Convertible Debentures.

As a result of the subordinated nature of the guarantees of the Debentures, upon any distribution to creditors of the Company in a bankruptcy, liquidation or reorganization or similar proceeding relating to the Company or its property or assets, the holders of the Company's senior indebtedness will be entitled to be paid in full in cash before any payment may be made with respect to the Debentures.

On August 23, 2016, the Company called for the redemption and settlement of the US$ 6.25% Convertible Debentures, which is scheduled to occur on September 19, 2016. To the extent the US$ 6.25% Convertible Debentures are not so redeemed and settled, references to the Convertible Debentures in these Risk Factors shall be deemed to also include the US$ 6.25% Convertible Debentures.

Our business objectives and growth strategy may be affected by factors outside of our control

Some of the factors that may affect our ability to successfully achieve our business objectives are the following:

- notwithstanding our high retention rate of renewable contracts, we may be unable to retain certain of our existing customer contracts, or we may only be able to renew them at minimal or no price increase, or price reductions, reducing profitability. Specifically, the decision to renew contracts is not made solely by us and may be based upon factors beyond our control. Accordingly, there can be no assurance that any of our current or future contracts will be extended, or if extended, that the rates of compensation for such extensions will be acceptable to us. Moreover, there can be no assurance that the school districts that currently employ our services will not seek to satisfy their transportation needs in the future by alternative means, including reducing or eliminating

transportation services. We had 114 contracts that were up for renewal for fiscal year 2016. The approximate percentages of fiscal year 2016 revenue that are up for renewal (including annual contract renewals in New Jersey) for fiscal years 2017 and 2018 are 28% and 29%, respectively.

- we may be unable to find suitable businesses to acquire or to successfully complete acquisitions on profitable terms or to successfully integrate acquired businesses; and
- we may be unable to identify conversion opportunities or win bid contracts on profitable terms or to find adequate facilities to operate conversion or bid contracts won.

Please see "*We face a number of risks in connection with our acquisition strategy*" and "*Some of our customer contracts may be terminated due to factors beyond our control*" in these Risk Factors for a fuller discussion of these matters.

We face a number of risks in connection with our acquisition strategy

As part of our business strategy, we have expanded through acquisitions and will likely acquire additional businesses in the future. The acquisition and development of existing businesses to be operated by us will be dependent on our ability to identify, acquire and develop suitable acquisition targets in both new and existing markets. While we are careful in selecting the businesses that we acquire, and while the sellers of these businesses routinely execute indemnities in our favour relating to pre-closing liabilities, acquisitions involve a number of risks, including (i) the possibility that we, as successor owner, may be legally and financially responsible for liabilities of prior owners if the indemnities are inapplicable or the former owner has limited assets; (ii) the possibility that we pay more than the acquired company or assets are worth; (iii) the additional expense associated with completing an acquisition and amortizing any acquired intangible assets; (iv) the difficulty of assimilating the operations and personnel of the acquired business; (v) the challenge of implementing uniform standards, controls, procedures and policies throughout the acquired business; (vi) the inability to integrate, train, retain and motivate key personnel of the acquired business; (vii) the potential disruption of our ongoing business and the distraction of management from its day-to-day operations; and (viii) the inability to incorporate the acquired business successfully into our operations. Such risks, if they materialize, could have a material adverse effect on us, our financial condition, results of operations and cash flows.

In addition, we may not be able to maintain the levels of operating efficiency that any of the acquired businesses had achieved or might have achieved separately. Successful integration of each of their operations would depend upon our ability to manage those operations and to eliminate redundant and excess costs. As a result of difficulties associated with combining operations, we may not be able to achieve the cost savings and other benefits that we would hope to achieve with these acquisitions. Any difficulties in this process could disrupt our ongoing business, distract management, result in the loss of key personnel, increase our expenses and otherwise have a material adverse effect on our business, financial condition, results of operations and cash flows. There can be no assurance that the acquired businesses will achieve anticipated levels of profitability.

We may be adversely affected by substantial competition in the school bus transportation industry and increased consolidation within the industry

The school bus transportation industry is highly competitive and we expect that there will continue to be substantial competition for contract bidding and for prospective acquisitions. Such competition may decrease the profitability associated with any contract and increase the cost of acquisitions. Contracts are generally awarded pursuant to public bidding, where price is the primary criteria for a contract award. We have many competitors in the school bus transportation business, including transportation companies with resources and facilities substantially greater than ours and school districts that operate their own buses. There can be no assurance that we will be able to identify, acquire or profitably manage additional contracts or that the assumptions underlying the contract price and / or expense levels included in the bid process will be realized. Although we have historically been competitive in the market for new contracts as well as for acquisitions of other companies, there can be no assurance that we will be able to compete effectively in the future.

In particular, the school bus transportation industry is undergoing significant consolidation, which has intensified the competition for contracts and acquisitions. From time to time, we make unsolicited inquiries with respect to possible acquisitions. Whether such inquiries will result in further communications or, ultimately, an acquisition, has depended, and

will continue to depend upon the facts and circumstances in each case, including whether our competitors make bids for such contracts and acquisitions. Any failure to compete effectively could have a material adverse effect on our company, our financial condition, results of operations and cash flows.

Our business depends on certain key personnel

We believe that our success depends, in part, on the retention of senior executive and regional management. There can be no assurance that we would be able to find qualified replacements for the individuals who make up our senior management team if their services were no longer available. The loss of services of one or more members of the senior management team could adversely affect our business, results of operations and our ability to effectively pursue our business strategy. We do not maintain key-man life insurance for any of our employees.

A greater number of our employees may join unions

Although some of our employees are subject to collective bargaining agreements, there are no assurances that the number of our employees who are members of unions will not increase in the future. A significant increase in the number of our employees becoming members of unions could result in increased labour costs and have a material adverse effect on us, our financial condition, results of operations and cash flows.

We may be adversely affected by rising insurance costs

Our cost of maintaining vehicle liability, personal injury, property damage and workers' compensation insurance is significant. We could experience higher insurance premiums as a result of adverse claims experience or because of general increases in premiums by insurance carriers for reasons unrelated to our own claims experience. As an operator of school buses, we are exposed to claims for personal injury or death and property damage as a result of accidents. Generally, our insurance policies must be renewed annually. Our ability to continue to obtain insurance at affordable premiums also depends upon our ability to continue to operate with an acceptable safety record. A significant increase in the number of claims against us, the assertion of one or more claims in excess of our policy limits or the inability to obtain adequate insurance coverage at acceptable rates, or at all, could have a material adverse effect on us. In addition, the running of statutes of limitations for personal injuries to minor children typically is suspended during the children's legal minority. Therefore, it is possible that accidents causing injuries to minors on school buses may not give rise to lawsuits until a number of years later, which could also have a material adverse effect on us.

We may not be insured for certain losses

We may become subject to liabilities for claims for which insurance is not normally obtained, hazards that we cannot or may not elect to insure because of high premium costs or other reasons or for occurrences that exceed maximum coverage under our policies. For example, we do not have insurance to guard against claims for breach of contract. The occurrence of any liability for which we are not insured, any liability for a claim that exceeds our maximum coverage under our policies, or a multiplicity of otherwise insured claims for amounts within the deductible levels in our policies, could have a material adverse effect on us, our financial condition, results of operations and cash flows.

We may be adversely affected by current and new governmental laws and regulations

We are required to comply with laws and regulations relating to safety, driver qualifications, insurance, worker overtime and other matters promulgated by various federal, state, provincial and local regulatory agencies including, among others, state motor vehicle agencies, state departments of education, the Federal Highway and Safety Administration, the National Highway Traffic Safety Administration and the Occupational Safety and Health Administration. We are also required to comply with certain statutes, such as the Americans with Disabilities Act. We have incurred, and expect to incur, costs for our operations to comply with these legal requirements, and these costs could increase in the future. Many of these legal requirements provide for substantial fines, orders, including orders to cease operations, and criminal sanctions for violations. Although we believe that we are in material compliance with applicable safety laws and regulations, it is difficult to predict the future development of such laws and regulations or their impact on our business or results of operations. We anticipate that standards under these types of laws and regulations will continue to tighten and that

compliance will require increased capital and other expenditures. Furthermore, we cannot predict whether new laws or regulations will be adopted and, if adopted, no assurance can be given that the implementation of such laws or regulations and any additional compliance costs associated therewith will not have a material adverse effect on us. Also, a significant order or judgment against us, the loss of a significant permit or license or the imposition of a significant fine or any other liability in excess of, or not covered by, our reserves or our insurance could adversely affect our business, financial condition and results of operations.

We may be adversely affected by environmental requirements

Our facilities and operations are subject to extensive and constantly evolving federal, state, provincial and local environmental and occupational health and safety laws and regulations, including laws and regulations governing air emissions, wastewater discharges, the storage and handling of chemicals and hazardous substances and cleanup of contaminated soil and groundwater. Additional expenditures, beyond those currently included in capital and operating budgets, may be incurred in order to comply with either new environmental legislation and regulations, new interpretations of existing laws and regulations or more rigorous enforcement of such laws and regulations, most of which are difficult to pass on to the customer. It is not possible to predict whether these new expenditures will be material. We are also subject to liability for the investigation and remediation of environmental contamination (including contamination caused by other parties) at properties that we own or operate and at other properties where we or our predecessors liabilities or environmental compliance or cleanup obligations will have a material adverse effect on our business or operations, there can be no assurance that such liabilities or compliance or cleanup obligations will not increase in the future or will not have a material adverse effect on us.

The school bus transportation industry is highly seasonal

The school bus transportation industry is subject to seasonal variations in operations. As a result, school bus contractors, including us, historically experience a significant decline in operating income during the summer months. Specifically, because customers often pay for the annual amount due under a contract in 10 installments ending in June, our revenues and cash flows sharply decrease in July and August. Additionally, many school districts have dramatically cut back on summer programs in recent years, including summer camp and charter programs, compounding this effect. Our quarterly operating results have also fluctuated due to a variety of factors, including variation in the number of school days in each quarter (which is affected by the timing of the first and last days of the school year, holidays, the month in which spring break occurs and adverse weather conditions, which can close schools). Consequently, interim results are not necessarily indicative of the full fiscal year and quarterly results may vary substantially, both within a fiscal year and between comparable fiscal years.

We may not be able to maintain letters of credit or performance bonds required by our transportation contracts

Our school bus transportation contracts generally provide for performance security in one or more of the following forms: performance bonds, letters of credit or cash retainages. The contracts also require the maintenance of minimum amounts of insurance coverage, the maintenance of appropriate facilities and transportation equipment, and the implementation of various operating rules and regulations. There can be no assurance that either letters of credit or performance bonds will continue to be available to us as security for our contracts or, if available, at a cost that does not adversely affect our margins or cash flow. If adequate performance security is not available or if the terms of such security are too onerous, our company, our financial condition, results of operations and cash flows could be materially adversely affected.

Some of our customer contracts may be terminated due to factors beyond our control

Some of our school bus transportation contracts may be terminated due to factors beyond our control, such as decreases in funding for our customers. All school bus contracts can also be terminated by school districts for not meeting certain performance criteria. Although we believe we have established strong relationships with our customers, there can be no assurance that our contracts will not be affected by circumstances beyond our control. The number of school buses to be provided under our contracts generally may decrease, and hence the revenues generated under such contracts may decrease based on the requirements of our customers.

We face uncertain risks associated with the Company's oil and gas operations

The exploration of oil and gas involves risk that exploration efforts may not find oil and natural gas resources and even when they have been discovered, they may not be economically extracted. Factors affecting economic extraction of oil and natural gas include fluctuations in the price of oil and natural gas, technical extraction difficulties, the ability to bring the oil and natural gas to market, the quality of the oil and natural gas resources, the availability of water used in the extraction process, and the ability to dispose of water associated with the extraction process in an environmentally acceptable manner. In addition, other related uncertainties include and are not limited to geopolitical maneuvering on an international level, terrorist activities, governmental regulations and restrictions, functional obsolescence through widespread migration to alternative non petroleum based fuels, such as those that are hydrogen or nuclear based environmental and other considerations that are hypothetically possible. Oil and gas revenues are dependent on the commodity prices of oil and natural gas. Market changes in the price of these commodities will have a corresponding effect on the revenues and cash flows of the Company's oil and gas segment.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our shareholders

STI is a "foreign private issuer" under applicable U.S. federal securities laws and, therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we are required to file or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors, and principal shareholders are exempt from the reporting and "short swing" profit recovery provisions of Section 16 of the Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell their Common Shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer and filing thresholds differ. In addition, as a foreign private issuer, we are exempt from the proxy rules under the Exchange Act.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us

We may in the future lose our foreign private issuer status if a majority of our Common Shares are held in the U.S. and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use the Multi-Jurisdictional Disclosure System ("MJDS") adopted by the United States and Canada. If we are not a foreign private issuer, we would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are generally more detailed and extensive than the forms available to a foreign private issuer.

We are an "emerging growth company" under the JOBS Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Common Shares less attractive to investors

We are an "emerging growth company," as defined in the Jumpstart Our Business Start-ups Act of 2012 ("JOBS Act"), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies" including, but not limited to, not being required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act. In addition, should we remain an emerging growth company at a time we are no longer eligible to use the MJDS, we would be able to take advantage of reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our Common Shares less attractive because we rely or decide in the future to rely on these exemptions. If some investors find our Common Shares less attractive as a result, there may be a less active trading market for our Common Shares and our stock price may be more volatile.

We will remain an "emerging growth company" until June 30, 2017 (the last day of our fiscal year following the fifth anniversary of the first registered US public sale of our Common Stock), although we would lose that status sooner if our

revenues exceed $1 billion, if we issue more than $1 billion in non-convertible debt in a three year period, or if the market value of our common stock that is held by non-affiliates exceeds $700 million as of May 30 of any year.

The financial reporting obligations of being a public company in the U.S. are expensive and time consuming, and place significant additional demands on our management

With the listing of our Common Shares on the NASDAQ Global Select Market in September 2011, we became subject to public company reporting obligations in the United States. The additional obligations of being a public company in the United States require significant additional expenditures and place additional demands on our management. In particular, at such time we are no longer an "emerging growth company" under the JOBS Act, section 404 of the Sarbanes-Oxley Act of 2002 and the SEC rules and regulations implementing section 404 will require an annual evaluation of our internal controls over financial reporting to be attested to by an independent auditing firm. If an independent auditing firm is unable to provide us with an attestation and an unqualified report as to the effectiveness of our internal controls, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our Common Shares. In addition, future acquisitions of companies by us may create challenges in implementing the required processes, procedures and controls in the acquired operations, as acquired companies (in particular, privately held companies) may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required under the securities law applicable to STI.

Economic and financial market conditions have resulted in reduced spending by school districts and other governmental agencies

The 2008 global economic crisis and continuing economic instability resulted in a reduction in revenues to various state and local governmental entities, including school districts and other purchasers of our services. This reduction in revenues to our customers may negatively affect the revenues received by the Company in connection with annual rate increases on its school district customer contracts and non contracted ancillary revenues due to potential cutbacks by customers in these spending areas. If the Company's financial condition is materially impacted, then impairment charges with respect to the Company's goodwill and other long-lived assets could be necessary.

We may be adversely affected by terrorism attacks and, man-made or natural disasters

The potential for terrorism exists in the countries in which we operate. Public transportation has previously been subject to terrorist attacks and may be the target of future attacks, which could have a negative impact on our operations. Man-made and natural disasters, including adverse weather conditions, from which we are experiencing greater and more frequent disruptions, could negatively impact our operations through, among other things, increased costs, business disruptions and increased accidents. The occurrence of any of these events could have a material adverse effect on us, our financial condition, results of operations and cash flows.

We may be adversely affected by cyber terrorism or other data security breaches and are subject to data privacy risks

In the normal course of our business we rely on information technology systems. These systems, among other things, collect and safeguard confidential information regarding our employees, customers and the users of our services, including information collected through our SafeStop™ application. Cyber terrorists, hackers and data thieves have become increasingly sophisticated and have the ability to operate large-scale and complex data attacks that could lead to breaches of our systems and the security of our data and information. These attacks could also lead to other significant disruptions. Such breaches and disruptions may result in service interruptions or the loss of confidential information and could give rise to unwanted media attention, material damage to our customer relationships and reputation and fines or lawsuits. The occurrence of any of these events could have a material adverse effect on us, our financial condition, results of operations and cash flows.

Risks Related to the Capital Structure

The Company is dependent on STA Holdings and Parkview Transit for all cash available for dividends and interest

STI is dependent on the operations and assets of STA Holdings and Parkview Transit the ownership of common shares. Cash distributions to the holders of Common Shares and the Convertible Debentures will be dependent on the ability of STA Holdings and Parkview Transit to make dividend payments on its Common Shares held by STI. The actual

amount of cash available for payments to holders of Common Shares and the Convertible Debentures will depend upon numerous factors relating to the business of STA Holdings and Parkview Transit, including profitability, changes in revenue, fluctuations in working capital, capital expenditure levels, applicable laws, compliance with contracts and contractual restrictions contained in the instruments governing any indebtedness. Any reduction in the amount of cash available for distribution, or actually distributed, by the Company will reduce the amount of cash available to STI for dividends to holders of Common Shares. Cash dividends by STI on the Common Shares are not guaranteed and will fluctuate with the performance of the business of STA Holdings and Parkview Transit. Cash available for distribution is not intended to be representative of cash flow or results of operations determined in accordance with generally accepted accounting principles in the United States and does not have a standardized meaning prescribed by US GAAP.

A significant amount of our cash is distributed, which may restrict potential growth

The payout of substantially all of our operating cash flow will make additional capital and operating expenditures dependent on increased cash flow or additional financing in the future. Lack of these funds could limit the Company's future growth and its cash flow. In addition, the Company may be precluded from pursuing otherwise attractive acquisitions or investments because they may not be accretive on a short-term basis.

STI may not receive dividends from STA Holdings and Parkview Transit provided for in the dividend policy adopted by the board of directors of the Company, or any dividends at all

STI's only source of cash flow for payment of dividends on the Common Shares and interest payments on the Convertible Debentures is distributions on its equity ownership of STA Holdings and Parkview Transit. The board of directors of STI may, in its discretion, amend or repeal the dividend policy. STI's board of directors may decrease the level of dividends provided for in this dividend policy or entirely discontinue the payment of dividends. Future dividends with respect to the common shares of STI, if any, will depend on, among other things, the results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that the board of directors of STI may deem relevant. The Credit Agreement contains significant restrictions on the Company's ability to make dividend payments.

Fluctuations in the exchange rate may impact the amount of cash available to the Company for distribution and the Company's results of operations

The Cdn$ 6.25% Convertible Debentures and the Cdn$ 5.25% Convertible Debentures are denominated in Canadian dollars, and payment of these Debentures upon maturity will be payable in Canadian dollars. The Company has not entered into any hedge arrangement with respect to the payment of these Debentures upon maturity in 2019 and 2021, respectively. Interest payments on the Cdn$ 6.25% Convertible Debentures and the Cdn$ 5.25% Convertible Debentures are denominated in Canadian dollars. Conversely, approximately 82.5% of the Company's revenue and expenses for fiscal year 2016, together with distributions received from the Company's subsidiaries are denominated in U.S. dollars. As a result, the Company is exposed to currency exchange rate risks.

Although the Company intends to fund the interest payment on the Cdn$ 6.25% Convertible Debentures and Cdn$ 5.25% Convertible Debentures with cash flows from the Company's Canadian operations to mitigate the exchange rate risk with respect to the total amount of currently anticipated interest payments on those Convertible Debentures, there can be no assurance that these arrangements will be sufficient to fully protect against this risk. If the Canadian dollar cash flow do not fully protect against this risk, changes in the currency exchange rate between U.S. and Canadian dollars could have a material adverse effect on the Company's financial condition, results of operations and cash flow, and may adversely affect the Company's cash distributions.

In addition, the Company prepares its financial statements in U.S. dollars. In connection with the Company's Canadian operations, approximately 17.5% of the Company's consolidated income before taxes for fiscal year 2016 is incurred in Canadian dollars. The results of the Canadian operations are translated into U.S. dollars for financial statement reporting purposes. Changes in the Canadian dollar / U.S. dollar currency exchange rate from period to period will impact the translated U.S. dollar equivalent results of the Canadian operations. A weakening Canadian dollar will have a negative

impact on the translation of the results of the Canadian operations in U.S. dollars for financial reporting purposes. Conversely, a strengthening Canadian dollar will have a positive impact on the translation of the results of the Canadian operations in U.S. dollars for financial reporting purposes.

Changes in the Company's creditworthiness may affect the value of the Common Shares and Convertible Debentures

The perceived creditworthiness of the Issuer, the Company and their respective subsidiaries may affect the market price or value and the liquidity of the Common Shares and the Convertible Debentures.

Future sales or the possibility of future sales of a substantial amount of Common Shares may impact the price of the Common Shares and could result in dilution

Future sales or the possibility of future sales of a substantial amount of Common Shares in the public market by the Company or an existing shareholder could adversely affect the prevailing market price of the Company's Common Shares, and could impair the Issuer's ability to raise capital through future sales of those securities.

For example, SNCF Participations S.A. ("SNCF-P"), which held approximately 15.0 million of the Company's Common Shares on June 30, 2015, sold 4.0 million of those shares on August 6, 2015 in market transactions at a discount to the market trading price at that time. On April 11, 2016, the Company announced that SNCF-P had sold approximately 6.4 million of its remaining Common Shares, and following those sales, the Company acquired SNCF-p's remaining Common Shares, which were subsequently cancelled. We believe SNCF-p's sale transactions had an adverse impact on the price of the Common Shares.

Additionally, the issuance of additional Common Shares may dilute an investor's investment in the Issuer and reduce distributable cash per Common Share. The Company may issue Common Shares or other securities from time to time, in order to raise capital or as consideration for future acquisitions and investments. If an acquisition or investment is significant, the number of Common Shares or the number or aggregate principal amount, as the case may be, of other securities that may be issued may in turn be significant. In addition, the Issuer may also grant registration rights covering those Common Shares or other securities in connection with any acquisitions or investments.

Further, the Company may determine to redeem outstanding Debentures for Common Shares or to repay outstanding principal amounts thereunder at maturity of the Convertible Debentures by issuing additional Common Shares. The issuance of additional Common Shares may have a dilutive effect on shareholders and an adverse impact on the price of Common Shares.

Investment eligibility

There can be no assurance that the Common Shares will continue to be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, registered disability savings plans, deferred profit sharing plans and registered education savings plans and for arrangements that are tax-free savings accounts.

The Company may not be able to make all interest payments on the Convertible Debentures

The likelihood that holders of the Convertible Debentures will receive the payments owing to them in connection with the Convertible Debentures will be dependent upon the financial health and creditworthiness of the Company and the ability of the Company to earn revenues.

The Company may not be able to purchase the Convertible Debentures on a change of control

The Company will be required to offer to purchase all outstanding Convertible Debentures upon the occurrence of a change of control. However, it is possible that following a change of control, the Company will not have sufficient funds at that time to make the required purchase of outstanding Convertible Debentures or that restrictions contained in other indebtedness will restrict those purchases.

Redemption prior to maturity

The Convertible Debentures may be redeemed in accordance with their respective terms, upon payment of the principal, together with any accrued and unpaid interest. Holders of Convertible Debentures should assume that this redemption option will be exercised if the Company is able to refinance at a lower interest rate or it is otherwise in the interest of the Company to redeem the Convertible Debentures.

Conversion following certain transactions

In the case of certain transactions, each Convertible Debenture will become convertible into securities, cash or property receivable by a holder of Convertible Debentures in the kind and amount of securities, cash or property into which the Convertible Debenture was convertible immediately prior to the transaction. This change could substantially lessen or eliminate the value of the conversion privilege associated with the Convertible Debentures in the future.

Prevailing yields on similar securities

Prevailing yield on similar securities will affect the market value of the Convertible Debentures. Assuming all other factors remain unchanged, the market value of the Convertible Debentures will decline as prevailing yields for similar securities rise, and will increase as prevailing yields for similar securities decline.

There is a limited active public market for the Common Shares and Convertible Debentures and holders may have limited liquidity

Although the Common Shares and Convertible Debentures are listed and posted for trading on the TSX and the Common Shares also trade on the NASDAQ Global Select Market, they trade in markets with modest trading volumes. Although the Issuer has taken a number of steps to increase the liquidity of the Common Shares through additional common share offerings and debt to equity exchanges, there is no guarantee that an active trading market will further emerge and/or continue.

The market price for the Common Shares or Convertible Debentures may be volatile

Factors such as variations in the Company's financial results, announcements by the Company or others, developments affecting the Company's business or the North America school bus transportation industry, general interest rate levels, general fuel price levels, the market price of the Common Shares and general market volatility could cause the market price of the Common Shares or the Convertible Debentures to fluctuate significantly.

Our status as an "emerging growth company" under the JOBS Act may make it more difficult to raise capital as and when we need it

Because of the exemptions from various reporting requirements provided to us as an "emerging growth company" under the JOBS Act, we may be less attractive to investors, which may make it more difficult for us to raise additional capital as and when we need it. If we are unable to raise additional capital as and when we need it, our financial condition and results of operations may be materially and adversely affected.

STA Holdings' interest deductions on the 14% subordinated notes originally issued by STA ULC in connection with the IPS Offering were likely "dual consolidated losses" for U.S. federal income tax purposes and may result in disallowance of interest deductions under U.S. tax law if certain "triggering events" occur

Pursuant to Section 1503(d) of the Code and the Treasury Regulations thereunder, the interest deductions generated on the 14% subordinated notes (the last of which were redeemed in December 2009) likely generated a "dual consolidated loss" ("DCL") for U.S. federal income tax purposes and therefore were deductible by STA Holdings only if STA Holdings and STA ULC made the appropriate election and complied with all applicable requirements, including annual reporting and certification requirements. STA Holdings and STA ULC made, and intend to continue to make, such election and have complied with all applicable requirements to date. Even though such an election was made, however, if any of several

"triggering events" occurs (e.g., the use of such losses to offset the income of any other non-U.S. person, or, in certain circumstances, a disposition of STA ULC stock or assets), STA Holdings will generally be required to report the amount of any prior interest deductions on the Notes (plus interest thereon) as gross income in the year of the triggering event. STA Holdings and STA ULC intend to comply with all of the DCL reporting and certification requirements and to conduct their affairs such that no DCL triggering event occurs. However, if STA Holdings and STA ULC fail to satisfy such reporting and certification requirements, or if a DCL triggering event occurs and no exception applies, STA Holdings' taxable income may be increased and if so, it's U.S. federal income tax liability would be increased, perhaps materially. This would adversely affect the Company's financial position, cash flow, and liquidity, and could affect the Issuer's ability to make interest or dividend payments on the Debentures and the Common Shares and the Company's ability to continue as a going concern.

Application of U.S. federal income tax corporate "inversion" rules is uncertain

U.S. federal income tax legislation enacted in October 2004 dealing with corporate "inversions" (e.g., certain transactions in which a non-U.S. corporation acquires substantially all of the equity interests in, or the assets of, a U.S. corporation or partnership, if, after the transaction, former equity owners of the U.S. corporation or partnership own a specified level of stock in the non-U.S. corporation) provides in certain cases that a non-U.S. corporation may be treated as a U.S. corporation for U.S. federal income tax purposes. As enacted, this legislation does not appear to apply to STI, because the Existing Investors did not own any stock in STI as a result of the original offering and related transactions or subsequent IPS or Common Share offerings. The legislation grants authority to the U.S. Treasury, however, to write implementing regulations, which could, if exercised broadly and retroactively, cause the inversion provisions to apply to STI and result in, among other things, U.S. withholding taxes being imposed on dividends paid on the Common Shares to non-U.S. Holders, and the potential inability of U.S. holders to claim a foreign tax credit for Canadian withholding tax on dividends paid on the Common Shares to them. The Internal Revenue Service subsequently issued regulations to provide further guidance on when a non-U.S. corporation may be treated as a U.S. corporation for U.S. federal income tax. Those regulations would not cause STI to be treated as a U.S. corporation for U.S. federal income tax purposes, but there can be no assurance such regulation may not be modified in the future.

Application of possible new related party debt rules is uncertain

The Internal Revenue Service recently issued proposed regulations regarding intercompany cross-border debt held by related parties. The proposed regulations primarily affect: (i) issuances of debt for cash between related parties, (ii) distributions of debt instruments by corporations to their related corporate shareholders, (iii) certain issuances of debt instruments as consideration in an exchange involving an intragroup asset reorganization and (iv) issuances of debt instruments by corporations to related parties in exchange for stock of an affiliated corporation. The proposed regulations would permit the Internal Revenue Service to treat an instrument as part debt and part equity, in any of the foregoing situations, which could have an adverse tax effect on both the creditor and the debtor. However, in the case of issuances of debt for cash between related parties, as the proposed regulations are currently contemplated, it is unlikely there would be a recharacterization of the debt if it is properly documented and the parties can demonstrate the financial ability of the debtor to repay the creditor. In general, the proposed regulations would not be effective until issued in final form. At this point, pending issuance of the final regulations, it is not possible to determine whether the regulations, if finalized in their current form, would have any adverse U.S. (or foreign) tax effect on STI or STA Holdings or any of their related U.S. and non-U.S. affiliates.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Student Transportation Inc.:

We have audited the accompanying consolidated balance sheets of Student Transportation Inc. as of June 30, 2016 and 2015, and the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management.

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Student Transportation Inc. as at June 30, 2016 and 2015 and the consolidated results of its operations and its cash flows for the years then ended in accordance with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Independent Registered Public Accounting Firm
MetroPark, New Jersey USA
September 14, 2016

Student Transportation Inc.
Consolidated Balance Sheets
(000's of U.S. dollars)

	As at June 30, 2016	As at June 30, 2015
Assets		
Current assets:		
Cash and cash equivalents	$ 7,759	$ 5,333
Accounts receivable, net of allowance for doubtful accounts of $109 and $126 at June 30, 2016 and 2015, respectively	63,018	55,275
Inventory	4,415	4,148
Prepaid expenses	14,330	9,721
Other current assets	3,216	3,443
Total current assets	92,738	77,920
Investment in investee	—	1,776
Other assets	21,218	20,384
Property and equipment, net	228,572	231,296
Oil and gas interests, net	5,398	7,713
Other intangible assets, net	58,734	61,899
Goodwill	141,669	134,939
Total assets	$ 548,329	$ 535,927
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	$ 8,946	$ 2,230
Accrued expenses and other current liabilities	55,264	67,396
Total current liabilities	64,210	69,626
Long-term debt	272,825	204,936
Asset retirement obligation	527	575
Deferred income tax liability	42,083	41,558
Class B Series Three common share liability	2,768	1,993
Other liabilities	20,021	17,432
Total liabilities	402,434	336,120
Shareholders' equity		
Paid in Share Capital	496,990	517,560
Accumulated deficit	(351,108)	(315,633)
Accumulated other comprehensive income (loss)	13	(2,120)
Total shareholders' equity	145,895	199,807
Total liabilities and shareholders' equity	$ 548,329	$ 535,927

Irving R. Gerstein

George Rossi

See accompanying notes.

Student Transportation Inc.
Consolidated Statements of Operations
(000's of U.S. dollars, unless specified, except share and per share amounts)

	Twelve months ended June 30, 2016	Twelve months ended June 30, 2015
Revenues	$ 600,194	$ 554,751
Costs and expenses:		
Cost of operations	457,743	427,536
General and administrative	61,897	54,749
Non-cash stock compensation	3,967	4,170
Acquisition expenses	192	3
Depreciation and depletion expense	48,008	47,757
Amortization expense	3,153	3,374
Impairment of oil and gas assets	1,638	—
Total operating expenses	576,598	537,589
Income from operations	23,596	17,162
Interest expense	14,513	17,412
Foreign currency loss (gain)	1,147	(136)
Unrealized gain on foreign currency exchange contracts	—	(83)
Non-cash loss (gain) on US$ 6.25% Convertible Debentures conversion feature	177	(231)
Other income, net	(1,127)	(3,481)
Income before income taxes and equity in net (loss) income of unconsolidated investment	8,886	3,681
Equity in net (loss) income of unconsolidated investment	(11)	58
Income tax provision	2,838	84
Net income	$ 6,037	$ 3,655
Weighted average number of shares outstanding-basic	95,495,357	87,345,708
Weighted average number of shares outstanding-diluted	110,098,439	108,824,430
Basic and diluted net income per common share	**$ 0.06**	**$ 0.04**
Dividends declared per common share (US$)	**$ 0.44**	**$ 0.11**
Dividends declared per common share (Cdn$)	**$ —**	**$ 0.42**

See accompanying notes.

Student Transportation Inc.
Consolidated Statements of Comprehensive Income
(000's of U.S. Dollars)

	Twelve months ended June 30, 2016	Twelve months ended June 30, 2015
Net income:	$6,037	$3,655
Other comprehensive income:		
Unrealized gain on currency translation adjustments	2,133	5,002
Other comprehensive income:	2,133	5,002
Comprehensive income	$8,170	$8,657

See accompanying notes.

Student Transportation Inc.
Consolidated Statements of Shareholders' Equity
(000's of U.S. Dollars)

	Share Capital		Accumulated Other Comprehensive Income (loss)	Accumulated Deficit	Shareholders' Equity
	Shares	Amount			
Balance at June 30, 2014	82,816,549	$443,100	$(7,122)	$(276,938)	$159,040
Net income	—	—	—	3,655	3,655
Dividends	—	—	—	(42,350)	(42,350)
Common stock issuance	13,468,040	75,200	—	—	75,200
Conversion of debt to common stock	18,342	108	—	—	108
Repurchase of common stock	(161,415)	(848)	—	—	(848)
Other comprehensive income	—	—	5,002	—	5,002
Balance at June 30, 2015	96,141,516	$517,560	$(2,120)	$(315,633)	$199,807
Net income	—	—	—	6,037	6,037
Dividends	—	—	—	(41,512)	(41,512)
Common stock issuance	1,337,225	5,227	—	—	5,227
Repurchase of common stock	(5,575,226)	(25,797)	—	—	(25,797)
Other comprehensive income	—	—	2,133	—	2,133
Balance at June 30, 2016	91,903,515	$496,990	$ 13	$(351,108)	$145,895

See accompanying notes.

Student Transportation Inc.
Consolidated Statements of Cash Flows
(000's of U.S. Dollars)

	Twelve months ended June 30, 2016	Twelve months ended June 30, 2015
Operating activities		
Net income	$ 6,037	$ 3,655
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income taxes	2,279	282
Unrealized gain on forward contracts	—	(83)
Non-cash loss (gain) on US$ 6.25% Convertible Debentures conversion feature	177	(231)
Unrealized foreign currency (gain) loss	(431)	79
Amortization of deferred financing costs	1,448	1,866
Non-cash stock compensation	3,967	4,170
Equity in net loss (income) from unconsolidated investment	11	(58)
Gain on disposal of fixed assets	(1,925)	(1,036)
Depreciation and depletion expense	48,008	47,757
Amortization expense	3,153	3,374
Impairment of oil and gas assets	1,638	—
Changes in current assets and liabilities:		
Accounts receivable	(7,805)	(11,879)
Prepaid expenses, inventory and other current assets	(4,954)	3,576
Accounts payable	6,743	673
Accrued expenses and other current liabilities	9,862	(4,177)
Changes in other assets and liabilities	(37)	1,751
Net cash provided by operating activities	68,171	49,719
Investing activities		
Business acquisitions, net of cash acquired	(6,182)	(391)
Equity investment	—	(1,718)
Payments on seller debt	—	(200)
Purchases of property and equipment	(67,017)	(33,470)
Proceeds on sale of equipment	2,247	2,081
Net cash used in investing activities	(70,952)	(33,698)
Financing activities		
Offering of common shares, net of expenses	—	65,743
Redemption of Cdn$ 6.75% Convertible Debentures	—	(40,083)
Redemption of Class B Series Two and Three common shares	(651)	(2,014)
Repurchase of common stock	(25,797)	(848)
Financing fees	(134)	(618)
Common stock dividends	(37,873)	(33,657)
Borrowings on credit facility	220,520	181,505
Payments on credit facility	(150,529)	(190,448)
Net cash provided by (used in) financing activities	5,536	(20,420)
Effect of exchange rate changes on cash	(329)	(1,126)
Net increase (decrease) in cash and cash equivalents	2,426	(5,525)
Cash and cash equivalents at beginning of period	5,333	10,858
Cash and cash equivalents at end of period	$ 7,759	$ 5,333
Supplemental information:		
Cash paid for interest	$ 13,538	$ 15,586
Cash paid for income taxes	$ 1,038	$ 1,082

See accompanying notes.

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2016 and 2015
(000's of U.S. Dollars, unless specified, except share and per share amounts)

1. General

Student Transportation Inc. ("STI" or the "Company") is a corporation established under the laws of the Province of Ontario. STI together with its indirect subsidiary Student Transportation of America ULC ("STA ULC" and together with STI the "Issuer"), completed an Initial Public Offering (the "IPS Offering") on December 21, 2004 through the issuance of income participating securities ("IPSs"). Each IPS consisted of one common share of STI and Cdn $3.847 principal amount of 14% subordinated notes of STA ULC (the "Subordinated Notes"). On December 21, 2009, the Company redeemed the remaining Subordinated Notes, originally issued as a component of the IPSs, as the final step in the process of converting from the IPS structure to a traditional common share structure. Following the redemption of the Subordinated Notes, STA ULC has been inactive. STI owns 100% of the Class A common shares of Student Transportation of America Holdings, Inc. ("STA Holdings"). Management owns 100% of the Class B Series Two and Class B Series Three common shares (collectively the "Class B" common shares) of STA Holdings pursuant to the grant of shares under the STA Holdings Equity Incentive Plan ("EIP") (see Note 12). STI currently holds a 97.5% interest in STA Holdings, through its ownership of the Class A shares of STA Holdings. STI also owns 100% of the outstanding shares of Parkview Transit.

STA Holdings owns 100% of the outstanding shares of Student Transportation of America, Inc. ("STA, Inc."). The Company, through its ownership of STA Holdings and Parkview Transit, is the third largest provider of school bus transportation services in North America.

2. Basis of Presentation

These consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States ("US GAAP"). The accompanying consolidated financial statements include the accounts of the Company and all of its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

The significant accounting policies used to prepare the financial statements are described below:

Foreign Currency Translation

Monetary assets and liabilities denominated in a currency other than the functional currency are translated at the rate of exchange prevailing at the balance sheet date. Transactions denominated in a currency other than the functional currency are translated at the rate of exchange prevailing on the transaction date. Gains and losses on translation of these items are considered transaction gain and losses and are included in the consolidated statements of operations in foreign currency (gain) loss.

The functional currency of STI, the parent, and the Company's Canadian operations, is the Canadian dollar. The functional currency of STA Holdings and the Company's operations in the United States is the U.S. dollar. The Company's financial statements are reported in U.S. dollars, as the principal operations and cash flows of its subsidiaries are conducted in U.S. dollars.

As a result, the assets and liabilities of the STI and the Company's Canadian operations are translated into U.S. dollars using the exchange rate in effect at the period end and revenues and expenses are translated at the average rate during the period. Exchange gains or losses on translation are deferred as a separate component of shareholders' equity. The Company's Cdn$ 6.75% convertible subordinated unsecured debentures (the "Cdn$ 6.75% Convertible Debentures") and the Cdn$ 6.25% convertible subordinated unsecured debentures (the "Cdn$ 6.25% Convertible Debentures"), as described in Note 8, of STI are denominated in Canadian dollars. As the functional currency of STI is the Canadian dollar, exchange gains or losses related to the Cdn$ 6.75% Convertible Debentures and the Cdn$ 6.25% Convertible Debentures on the

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2016 and 2015
(000's of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

translation of the STI financial statements into U.S. dollars, the reporting currency, are deferred as a separate component of shareholders' equity. The US$ 6.25% convertible subordinated unsecured debentures (the "6.25% Convertible Debentures") of STI as described in Note 8 are denominated in U.S. dollars. As the functional currency of STI is the Canadian dollar, unrealized gains or losses on re-measurement of the US$ 6.25% Convertible Debentures into Canadian dollars are considered transaction gains and losses, at the STI level, and are included in the consolidated statement of operations.

Foreign currency transactions gains and losses, related to short-term related intercompany loans are recorded in the Consolidated Statement of Operations as incurred. Foreign currency transaction gains and losses for intercompany loans that are considered long-term in nature are recorded in Accumulated Other Comprehensive Income (Loss) as incurred.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less from the date of purchase. At June 30, 2016 and June 30, 2015 there were no cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company bases its estimates on historical experience, actuarial evaluations and on various other assumptions that it believes are reasonable under the circumstances.

Amounts reported based upon these estimates include, but are not limited to, insurance reserves, income taxes, goodwill and intangible assets, derivatives, certain components of long term debt, Class B common share liability and impairment testing of long-lived assets.

Allowance for Doubtful Accounts

The Company establishes provisions for losses on accounts receivable if it is determined that all or part of the outstanding balance is not collectable. Collectability is reviewed regularly and an allowance is established or adjusted, as necessary, using the specific identification method.

Concentration of Credit Risk

Credit is extended based on an evaluation of the customer's financial condition and, generally, advance payment is not required. The Company has no individual customers which account for more than 10% of its revenues.

Anticipated credit losses are provided for in the financial statements. Management monitors the financial condition of its customers to reduce the risk of loss.

Inventories

Inventories, consisting primarily of repair parts and vehicle accessories, are valued at the lower of cost or market determined on a first-in, first-out (FIFO) method.

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2016 and 2015
(000's of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

Property and Equipment

Property and equipment is recorded at cost or at fair value if obtained as part of a business acquisition, less accumulated depreciation. Ordinary maintenance and repairs are expensed as costs are incurred. Depreciation on transportation equipment is computed on a usage basis over the estimated useful lives of the assets, which approximate a range from seven to eleven years.

Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the assets. Buildings are depreciated on a straight line basis over 40 years. Other property and equipment is depreciated on a straight line basis over three to five years.

The Company recorded depreciation expense of $47.0 million and $46.6 million for the years ended June 30, 2016 and 2015, respectively.

Goodwill and Indefinite Lived Intangibles

Goodwill represents the excess of cost over fair value of net assets acquired in business combinations accounted for under the purchase method. Goodwill and trade names are not amortized but rather assessed for impairment annually or more frequently if circumstances change and indicators of impairment are present. The annual impairment testing is performed in the fourth quarter.

The annual assessment of goodwill impairment, may be performed either on a quantitative or qualitative basis. The quantitative assessment is a two step impairment test. The Company first compares the fair value of the reporting unit with its carrying value, including goodwill. If the carrying value exceeds the fair value, the carrying value is then compared to the implied fair value of goodwill. If the implied fair value of goodwill is less than the carrying value of goodwill, an impairment loss will be recognized in the statement of earnings in an amount equal to the difference and the implied fair value of goodwill becomes the new carrying value of goodwill for that reporting unit which is then used in future impairment tests.

The Company also has the option to perform a qualitative assessment for goodwill impairment. Under the qualitative assessment, consideration is given to both external factors (including the macroeconomic and industry conditions) and the Company's own internal factors (including internal costs, recent financial performance, management, business strategy, customers, and stock price). Facts and circumstances are evaluated each year to determine whether to use the qualitative or quantitative assessment. We performed a qualitative assessment during the fourth quarter of 2016, and there was no indication of impairment for goodwill.

Other Identifiable Intangible Assets

When assessing the impairment for indefinite-lived trade names, the Company performs the assessment to determine if the carrying value exceeds the fair value at which time an impairment loss would be recognized in the statement of earnings in an amount equal to the excess. Fair values are derived by using discounted cash flow analyses which requires, among other factors, estimates of the amount and timing of projected cash flows and the appropriate discount rate. The Company also has the option to first assess qualitative factors to determine if a quantitative impairment test of the indefinite-live intangible asset is necessary. If the qualitative assessment reveals that it's more likely than not that the asset is impaired, a calculation of the assets' fair value is required. Otherwise, no quantitative calculation is necessary. The Company performed the quantitative assessment of trade names and there was no indication of impairment.

Definite-lived intangible assets consist of contract rights and covenants not to compete. Contract rights, which include customer relationships, are amortized on a straight-line basis over an estimated useful life of 20 to 23 years. The useful life

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2016 and 2015
(000's of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

for contract rights was determined based on third party valuation reports prepared for the Company. The valuations took into account the average length of the contracts, the expected renewal periods and assumptions regarding future renewals based upon historical customers lives. Covenants not-to-compete are amortized on a straight-line basis over an estimated useful life of two to five years. The Company recorded amortization expense associated with its intangible assets of $3.2 million and $3.4 million for the years ended June 30, 2016 and 2015, respectively.

Convertible Debentures

The principal amount of the Cdn$ 6.25% Convertible Debentures is convertible into common shares of the Company at the option of the holders and the Company under certain conditions. The Company has determined that the debenture is not required to be bifurcated into separate debt and equity components. In accordance with ASC 470-20, *Debt with Conversion and Other Options*, if the conversion feature of the debenture is non-beneficial (i.e. "out of the money") upon issuance and the Company cannot settle conversions in cash, the full proceeds from these debentures should be recorded as a liability with no value attributed to the conversion feature. As such, the Company has recorded the full amount of the debentures as a liability.

In accordance with ASC 815, *Derivatives and Hedging*, as the conversion feature on STI's US$ 6.25% Convertible Debentures provides that the US dollar denominated notes can be converted at a US dollar denominated strike price into common shares of STI, a Canadian dollar functional currency entity, the conversion feature represents an embedded derivative that must be bifurcated and accounted for separately. The embedded conversion feature is recorded at fair value in other liabilities at each reporting period end with the non-cash changes in fair value included in the consolidated statement of operations. The Company recorded a non-cash loss of $0.2 million and a non-cash gain of $0.2 million in connection with the change in fair value of the embedded conversion feature for the years ended June 30, 2016 and 2015, respectively. The value of the embedded conversion feature represents a liability of $0.2 million and nine thousand dollars as at June 30, 2016 and 2015, respectively, which are included within other liabilities in the consolidated balance sheet.

Deferred Financing Costs

The Company incurred costs related to obtaining debt financing. The Company capitalized costs associated with its Credit Agreement, Senior Secured Notes and costs related to the issuances of the Convertible Debentures. These costs have been capitalized and are being amortized to interest expense over the term of the related debt using the effective interest rate method. The carrying value of the deferred financing costs was $4.3 million and $5.8 million as of June 30, 2016 and 2015 respectively. Amortization expense totaled $1.4 million and $1.9 million for the years ended June 30, 2016 and 2015, respectively. Deferred financing costs are included in other assets in the consolidated balance sheet.

Impairment of Long-Lived Assets

Management continually evaluates whether events or circumstances have occurred that indicate that the remaining estimated useful lives of property and equipment, contract rights and covenants not to compete may warrant revision or that the remaining balances may not be recoverable. Events or circumstances that would trigger testing for impairment include, but are not limited to, the loss of a significant school district customer contract, a significant increase in the Company's expense levels absent a corresponding increase in revenue that causes operating or cash flow losses or projected operating or cash flow losses, significant adverse changes in legal factors or the business climate in which the Company operates that could affect the value of long-lived assets, or the expectation that a long-lived asset will be sold or otherwise disposed of at a loss before the end of its previously estimated useful life. If this review indicates that the assets will not be recoverable, as determined based on the undiscounted future cash flows from the use of the assets, the carrying value of the assets will be reduced to their estimated fair value. There were no indicators of impairment during the years ended June 30, 2016 and 2015.

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2016 and 2015
(000's of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

Business Combinations

The Company accounts for business combinations under the principles codified in ASC 805, *Business Combinations*. The principles set forth how an acquirer recognizes and measures assets acquired, liabilities assumed, non-controlling interest and goodwill in a business combination. Key components include: (i) recognition of transaction costs in current period earnings and included in the consolidated statement of operations in acquisition expense; (ii) recognition of the estimated fair value of all contingent consideration at the acquisition date and an adjustment to fair value at each reporting date with an offset to current period earnings included in the consolidated statement of operations in other (income) expense; (iii) adjustments to deferred tax asset valuation allowances and income tax uncertainties recorded at the acquisition date to be recognized in current period earnings; (iv) acquisition method accounting is applied on the date that control is obtained in step acquisitions; (v) re-measurement of previously acquired non-controlling equity investments at fair value as at the acquisition date with an offset to current period earnings; and (vi) any excess of fair value of acquired net assets over the acquisition consideration results in a bargain purchase which is recognized in the statement of operations.

Income Taxes

Income taxes have been computed utilizing the asset and liability approach, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using the currently enacted tax rates expected to be in effect for the years in which those taxes are expected to be realized or settled. A valuation allowance is recorded to reduce deferred tax assets to the amount that is believed to be more likely than not to be realized. The recorded deferred income tax liability results from a difference between the book and tax basis of certain transportation equipment, other equipment and intangible assets.

The Company uses judgment in determining income tax provisions and in evaluating its tax positions under the accounting guidance for income taxes. Additional provisions for income taxes are established when, despite the belief that tax positions are fully supportable, there remain certain positions that do not meet the minimum probability threshold, which is a tax position that is more-likely-than-not to be sustained upon examination by the applicable taxing authority. The Company and its subsidiaries are examined by various federal and state tax authorities. The Company regularly assesses the potential outcomes of these examinations and any future examinations for the current or prior years in determining the adequacy of its provision for income taxes. The Company continually assesses the likelihood and amount of potential adjustments and adjusts the income tax provision, the current tax liability and deferred taxes in the period in which the facts that give rise to a revision become known. The Company recognizes interest and penalties related to underpayment of income taxes in income tax provision (see Note 7).

Revenue Recognition

Revenue from the Company's school bus operations is recognized when the following criteria are met: persuasive evidence of an arrangement exists, services have been rendered, the price to the buyer is fixed and determinable, and collectability is reasonably assured. The Company bills customers on a monthly basis upon the completion of school bus routes, which are based on contracts or extension agreements with customers.

Revenue from oil and gas interests is derived from the Company's partial ownership in various oil and gas wells. As a non-operator, the Company records revenue from its oil and gas interests based on its share of the sales value of production from producing wells. Revenue is received from the well operators and is recognized when the commodities are delivered to customers, the price is fixed or determinable and collectability is assured.

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2016 and 2015
(000's of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

Insurance Reserves

The Company had approximately $30.1 million and $25.9 million in recorded insurance reserves at June 30, 2016 and 2015, respectively. These reserves reflect the estimated deductible amounts the Company is responsible for under its workers' compensation and vehicle liability insurance programs. Insurance expense for these items is largely dependent on the Company's claims experience and the Company's ability to control such claims, in addition to third party premiums/expenses associated with this coverage. The Company has recorded estimated insurance reserves for the anticipated losses on open claims and estimated reserves for incurred but not recorded claims under the workers' compensation and vehicle liability programs based upon actuarial analysis prepared by an independent third party actuary. Although the estimates of these accrued liabilities are based on the factors mentioned above; it is possible that future cash flows and results of operations could be materially affected by changes in our assumptions or changes in claims experience. Insurance reserves are included in accrued expenses and other current liabilities and other liabilities on the consolidated balance sheet.

Stock-Based Compensation

The Company accounts for stock-based compensation and other stock-based payments using the fair value method. Under the fair value method, the fair value of stock-based compensation and other stock-based payments are estimated at the grant date and the total fair value is amortized over the vesting schedule of the awards as compensation expense. The Class B Series Three common shares issued by STA Holdings are fully vested on the grant date, and, as such, the Company recognizes compensation expense when the shares are issued. STA Holdings has issued only Class B Series Three common shares pursuant to the EIP during fiscal year 2016 and fiscal year 2015. In May 2015 the Company redeemed all of the remaining Class B Series Two common shares by exchanging them for Class B Series Three common shares, based on the fair market value of each class of shares. Subsequent to March 2010, all share awards under the EIP have only been in the form of grants of Class B Series Three common shares. These shares are accounted for as a liability upon issuance and remeasured at fair value on a quarterly basis (see Notes 12 and 13). The Company recognized $4.0 million and $4.2 million in non-cash stock-based compensation expense based on the estimated fair value on the date of grant of the shares issued, for the years ended June 30, 2016 and 2015, respectively.

The Class B common shares are not traded in an active market and have certain restrictions on their transferability. These shares are accounted for as a liability upon issuance, as a result of a put option they contain.

The put option provides for a fair market value of Class B Series Three common shares put at an amount equal to the weighted average trading price of the STI common shares for the ten consecutive trading days immediately prior to the date of put.

Stock-based compensation expense associated with the issuance of Class B Series Three common shares is based on the trading value of the STI common shares at the date of grant, similar to the fair value of such common shares in connection with the put option values described above.

Accounting for Derivatives and Hedging Activities

Derivatives are recorded at fair value on the balance sheet, which, in accordance with ASC 820, *Fair Value Measurements and Disclosure*, requires that a company take into account its own credit risk and the credit risk of the counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. Changes in fair value will be recorded in the income statement or through other comprehensive income depending on the nature of the derivative instrument. The Company did not elect hedge accounting for any of its derivative financial instruments and therefore records all changes in fair value in the income statement. The Company has offset the fair value amounts recorded on its forward foreign currency contracts executed with the same counterparty under an executed master netting arrangement.

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2016 and 2015
(000's of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

Segment Reporting

The Company has two reportable segments, a transportation segment and an oil and gas segment. The transportation segment provides school bus and management services to public and private schools in North America. The oil and gas segment represents the Company's investments as a non-operator in oil and gas interests.

Oil and Gas Interests

The Company holds non-operating interests in oil and gas properties, which are jointly owned with others. The financial statements reflect the Company's proportionate interest in the oil and gas activities as a non-operator.

The Company uses the full-cost method of accounting for oil and gas interests to determine the capitalized cost, whereby certain expenditures related to the acquisition, exploration and development of oil and gas properties are capitalized. Capitalized costs include the cost of land acquired or leased, intangible drilling costs such as those for equipment, casing and attachments on both productive and non-productive wells. These costs, net of salvage values, are accumulated in a single cost center and are depleted and amortized using the units-of production method. Natural gas reserves and production are converted, at a ratio of six thousand cubic feet of natural gas to one barrel of oil, for depletion and depreciation purposes.

In connection with the oil and gas interests, the Company has an asset retirement obligation which represents the liability associated with the retirement of long-lived assets that arise from the acquisition, construction, development or normal operation of such assets.

Under US GAAP, the impairment test for oil and gas assets (the "ceiling test") requires the Company to use tax effected discounted cash flow using a present value technique. Under ASC 932, *Extractive Industries – Oil and Gas,* the pricing assumption to be used in the ceiling test calculation is defined as the twelve month average of realized prices.

Earnings per Share

Basic and diluted earnings per share are calculated by dividing the net income for the period by the weighted number of shares outstanding during each period. The shares used in the calculation of basic earnings per share are based on the weighted average number of shares outstanding. Shares used in the calculation of diluted earnings per share are based on the weighted average number of shares outstanding plus an adjustment for the incremental shares that would be outstanding assuming the exercise of the Company's Convertible Debentures. The net income for basic earnings per share is net earnings available to common stockholders. The net income for diluted earnings per share is net earnings available to common stockholders with interest expense associated with the Convertible Debentures added back (net of tax) for the assumed conversion of the Convertible Debentures into common stock.

Seasonality

The Company's operations are seasonal and follow the school calendars of the public and private schools it serves. During the summer school break, revenue is derived primarily from summer camps and private charter services. Since schools are not in session, there is no school bus transportation revenue. Depreciation of fixed assets occurs in the months during which schools are in session, which is generally September through June. A full year's worth of depreciation is recorded in these ten months to match the vehicles' usage.

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2016 and 2015
(000's of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

Recently Adopted Accounting Standards

In January 2014, the FASB issued ASU 2014-05, Service Concession Arrangements. This ASU applies to an operating entity of a service concession arrangement entered into with a public-sector entity grantor when the arrangement meets both of the following conditions: (i) the grantor controls or has the ability to modify or approve the services that the operating entity must provide with the infrastructure, to whom it must provide them and at what price and (ii) the grantor controls, through ownership, beneficial entitlement, or otherwise, any residual interest in the infrastructure at the end of the term of the arrangement. This is effective for annual periods beginning after December 15, 2014 (including interim periods within those fiscal years) and should be applied on a modified retrospective basis to service concession arrangements in existence at the beginning of the fiscal year of adoption. The Company adopted this standard for the first quarter of fiscal 2016. The adoption of this standard did not have any impact on the Company's consolidated financial statements.

In April 2014, the FASB issued ASU 2014-08, an update modifying the criteria under which asset disposal activities qualify for presentation as a discontinued operation. The amendment restricts presentation as a discontinued operation to disposals that represent a strategic shift that has, or will have a major effect on an entity's operations and financial results. The amendments in this update are to be applied prospectively to all disposals or classifications as held for sale of components of an entity. The Company adopted this standard for the first quarter of fiscal 2016. The adoption of this standard did not have a material impact on the Company's consolidated financial statements.

In November 2015, FASB issued ASU 2015-17 Balance Sheet Classification of Deferred Taxes, which simplifies the presentation of deferred taxes by requiring that deferred tax assets and liabilities, along with any valuation allowance, be classified as non current on the balance sheet. The Company adopted this standard for the first quarter of fiscal 2016. The adoption of this standard did not have a material impact on the Company's consolidated financial statements.

Recently Issued Accounting Standards

In April 2015, the FASB issued ASU 2015-03, Interest-Imputation of Interest (Subtopic 835-30)-Simplifying the Presentation of Debt Issuance Costs, which simplifies the presentation of debt issuance costs by requiring debt issuance costs to be presented as a deduction from the corresponding debt liability. The guidance is effective for the annual period beginning after December 15, 2015 and for annual and interim periods thereafter, with early adoption permitted. The Company is in the process of evaluating the impact of this guidance on its consolidated financial statements.

In September 2015, FASB issued ASU 2015-16 Business Combinations-Simplifying the Accounting for Measurement-Period Adjustment. This ASU eliminates the requirement to retrospectively account for measurement-period adjustment resulting from business combinations. Instead, these adjustments will be recognized in the period the adjustment amount is determined. The Company is required to adopt this standard for the first quarter of fiscal 2017. The Company is currently evaluating the requirements of this ASU to determine the impact on its consolidated financial statements, but currently does not anticipate this standard having a material impact on its consolidated financial statements.

In January 2016, FASB issued ASU 2016-01 Financial Instruments-Recognition and Measurement of Financial Assets and Financial Liabilities. This guidance requires all equity investments to be measured at fair value with changes in the fair value recognized through net income (except those accounted for under the equity method of accounting or those that result in consolidation of the investee). The guidance also requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition, the guidance eliminates the need for the entity to disclose the method and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2016 and 2015
(000's of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

balance sheet and requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset. The Company is required to adopt this standard for the first quarter of fiscal 2018. The Company is currently evaluating the requirements of this ASU to determine the impact on its consolidated financial statements, but currently does not anticipate this standard having a material impact on its consolidated financial statements.

In February 2016, FASB issued ASU 2016-02 Leases (Topic 842). This guidance requires lessees to reflect most leases on their balance sheets. All entities will classify leases to determine how to recognize lease-related revenue and expenses. The Company is required to adopt this standard for the first quarter of fiscal 2020, with early adoption permitted. This standard must be adopted using a modified retrospective approach for leases that existed or are entered into after the beginning of the earliest comparative period presented. The Company is currently evaluating the requirements of this ASU to determine the impact on its consolidated financial statements.

3. Business Combinations

2016 Acquisitions

During January and February 2016, a wholly-owned subsidiary of the Company purchased the remaining interest in a transportation consulting and management services firm and acquired a second transportation consulting services firm. Earnings of the acquired companies were included in the Company's results of operations from the acquisition dates. Total consideration for both firms approximated $7.2 million consisting of $6.2 million in cash and $1.0 million in common stock. The Company had previously invested $1.7 million in March 2015, to acquire a non-controlling interest in the first transportation consulting and management service firm. The preliminary purchase price allocation consists of net working capital of $0.8 million, equipment of $0.2 million and goodwill of $7.9 million. The allocation of purchase price is preliminary and may change upon the final determination of working capital and the allocation of intangibles. Approximately $0.1 million of acquisition related costs have been recognized as an expense in the statement of operations during fiscal year 2016. The goodwill attributable to these acquisitions includes the opportunity to expand within the market place and other key competitive advantages. None of the goodwill related to these acquisitions is deductible for tax purposes.

2015 Acquisition

On December 5, 2014 the Company acquired certain assets and a contract of Dalton Bus Lines in Ontario, Canada. Earnings of the acquired company were included in the Company's results of operations from the acquisition date. The aggregate purchase price of these assets was approximately $0.4 million.

The purchase price consisted of $0.4 million in cash. Identifiable intangible assets consisted primarily of a non compete agreement that will be amortized over 3 years. The fair value of the assets acquired was greater than the purchase price; therefore the Company recognized a gain of approximately $0.1 million which is included in the statement of operations for fiscal year 2015. Approximately three thousand dollars of acquisition-related costs were recognized as an expense in the statement of operations during fiscal year 2015.

The proforma impact of these acquisitions was immaterial to the Company's consolidated financial statements.

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2016 and 2015
(000's of U.S. Dollars, unless specified, except share and per share amounts)

4. Property and Equipment

Property and equipment consist of the following:

June 30, 2016	Cost	Accumulated Depreciation	Net Book Value	Useful Life in years
Land	$ 5,471	$ —	$ 5,471	
Buildings	5,978	(1,469)	4,509	40
Transportation equipment	435,339	(231,392)	203,947	7 to 11
Leasehold improvements	8,886	(4,809)	4,077	The shorter of the life of lease or the useful life of the asset
Other machinery and equipment	33,535	(22,967)	10,568	3 to 5
	$489,209	$(260,637)	$228,572	

June 30, 2015	Cost	Accumulated Depreciation	Net Book Value	Useful Life in years
Land	$ 5,629	$ —	$ 5,629	
Buildings	5,982	(1,086)	4,896	40
Transportation equipment	432,826	(226,513)	206,313	7 to 11
Leasehold improvements	7,826	(3,702)	4,124	The shorter of the life of lease or the useful life of the asset
Other machinery and equipment	29,674	(19,340)	10,334	3 to 5
	$481,937	$(250,641)	$231,296	

5. Oil and Gas Interests

Oil and gas interests consist of the following:

	2016	2015
Oil and gas interests	$ 18,388	$ 18,098
Less: accumulated depletion	(11,352)	(10,385)
impairment charge	(1,638)	—
	$ 5,398	$ 7,713

The Company does not capitalize any of its own administrative or interest costs and accounts for these costs as expenses during the year. There were no costs excluded from costs subject to depletion and depreciation at the balance sheet dates.

Under full cost accounting many costs incurred will be capitalized even though they have not resulted in an increase in the future revenue generating capacity of the enterprise. Accordingly, it is widely recognized that there should be a limit on the aggregate costs that may be carried forward for amortization against revenue of future periods (the "ceiling test"). The Company has performed a ceiling test calculation at various periods during years ended June 30, 2016 and 2015. The ceiling test requires the Company to use tax effected discounted cash flows using a present value technique. The sales prices used for the ceiling test at June 30, 2016 were $40.19 per barrel for oil and $2.41 per thousand cubic feet of natural gas. Based on the calculations performed during the year ended June 30, 2016, the Company has recorded an impairment charge of $1.6 million during fiscal year 2016 due to the decline in oil and gas prices. Additional impairments could be recorded in future periods if oil and gas prices do not recover or continue to decline.

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2016 and 2015
(000's of U.S. Dollars, unless specified, except share and per share amounts)

6. Goodwill and Other Intangible Assets

Intangible assets consist of the following:

	2016			
	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Weighted Average Remaining Life Years
Contract rights	$ 65,113	$(28,449)	$36,664	12
Covenants not to compete	14,760	(14,750)	10	1
Tradenames	22,060	—	22,060	None (Indefinite Life)
Total	$101,933	$(43,199)	$58,734	

	2015			
	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Weighted Average Remaining Life Years
Contract rights	$ 65,102	$(25,428)	$39,674	12
Covenants not to compete	14,800	(14,774)	26	1
Trade names	22,199	—	22,199	None (Indefinite Life)
Total	$102,101	$(40,202)	$61,899	

Estimated annual amortization expense for intangibles assets is as follows:

Year ending June 30,	
2017	$ 3,161
2018	3,156
2019	3,155
2020	3,155
2021	3,155
	$15,782

The following table represents the changes in the carrying amount of goodwill for the years ended June 30, 2016 and 2015:

Balance as of June 30, 2014	$139,158
Goodwill additions related to prior acquisitions	$ 1,826
Foreign currency effects on Goodwill	$ (6,045)
Balance as of June 30, 2015	$134,939
Goodwill related to acquisitions	$ 7,902
Foreign currency effects on Goodwill	$ (1,172)
Balance as of June 30, 2016	$141,669

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2016 and 2015
(000's of U.S. Dollars, unless specified, except share and per share amounts)

7. Income Taxes

The components of the expense for income taxes are as follows:

	2016	2015
Federal: Canada		
Current	$ 203	$(432)
Deferred	(57)	(21)
	146	(453)
Provincial :Canada		
Current	156	(332)
Deferred	(44)	(16)
	112	(348)
Foreign:		
Current	200	566
Deferred	2,380	319
	2,580	885
Total provision	$2,838	$ 84

The components of income before income tax expense for income taxes are as follows:

	2016	2015
Domestic	$3,111	$(1,065)
Foreign	5,764	4,804
Total	$8,875	$ 3,739

The difference between the effective rate reflected in the income tax expense for income taxes and the amount determined by applying the Canadian statutory rate to income before income taxes for the fiscal year ended June 30, 2016 and June 30, 2015 is analyzed below:

	2016	2015
Provision for income taxes at statutory rate	$1,331	$ 561
Provincial taxes	1,020	(332)
Foreign rate differential	574	1,097
Canadian rate difference	(324)	(59)
Effect of U.S. state rate changes	—	(1,268)
Permanent items	572	121
Prior Year adjustments	(453)	—
Uncertain tax position	143	(192)
Other	(25)	156
	$2,838	$ 84

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2016 and 2015
(000's of U.S. Dollars, unless specified, except share and per share amounts)

7. Income Taxes (continued)

Deferred taxes arise because of the differences in the book and tax basis of certain assets and liabilities. Significant components of deferred tax assets and (liabilities) are as follows:

	2016	2015
Deferred tax liabilities		
Intangibles	$(24,340)	$(24,873)
Property and equipment	(56,517)	(55,588)
Total deferred tax liabilities	(80,857)	(80,461)
Deferred tax assets:		
Net operating loss carry forward	22,053	25,779
Other	17,058	13,461
Total deferred tax assets	39,111	39,240
Valuation allowance	(337)	(337)
Net deferred tax assets	38,774	38,903
Net deferred tax liabilities	$(42,083)	$(41,558)

In fiscal 2015, the Company increased goodwill and net non-current deferred income tax liabilities by $1.9 million to correct the adjustment for purchase price allocation associated with the acquisition of the school bus division of Ayr Coach Lines in July 2006 that was recorded in the fourth quarter of 2014.

It is the Company's intention to reinvest the undistributed earning of its foreign subsidiaries and thereby indefinitely postpone their remittance. As a result, deferred income taxes have not been provided on undistributed earnings of foreign subsidiaries of the Company. It is not practical to compute the deferred tax liability and as such is not recorded.

The following table summarizes the gross amounts of unrecognized tax benefits without regard to reduction in tax liabilities if such unrecognized tax benefits were settled.

	2016	2015
Balance at July 1,	$ 455	$ 1,704
Additions for tax position related to prior year	253	190
Lapse of Statute of Limitation	(180)	—
Effective settlements with tax authorities	—	(1,439)
Balance at June 30,	$ 528	$ 455

The total amount of the unrecognized tax benefits, if recognized would favorably impact the effective tax rate by $0.5 million. Not reflected in the amounts above are approximately seventy thousand dollars of interest and penalties for the fiscal years ended June 30, 2016 and 2015, respectively, which are included as a component of the income tax benefit on the consolidated statement of operations.

The Company's income taxes are subject to review by taxing authorities in both the United States and Canada. The Company's U. S taxes have been examined through the tax year ended June 30, 2014 and the Company's Canadian taxes have been examined through the tax year ended June 30, 2012.

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2016 and 2015
(000's of U.S. Dollars, unless specified, except share and per share amounts)

7. Income Taxes (continued)

At June 30, 2016, the Company has available U.S. net operating loss carry forwards of approximately $54.3 million expiring in the years 2022 through 2034 and Canadian non-capital loss carry forwards of approximately $1.0 million expiring in the years 2025 through 2035. These deferred tax assets are offset by a valuation allowance of approximately $0.3 million.

8. Debt

Indebtedness of the Company includes the following:

	Amounts Outstanding at June 30, 2016		June 30, 2015	
	Current	Long Term	Current	Long Term
Third Amended and Restated Credit Agreement Revolving credit facility	$ —	$120,129	$ —	$ 50,421
Convertible Debentures	—	117,696	—	119,515
Senior Secured Notes	—	35,000	—	35,000
	$ —	$272,825	$ —	$204,936

Maturities of long-term debt are as follows (see Note 20):

	Third Amended Credit Facility	Convertible Debentures	Senior Secured Notes	Total
Year ending June 30,				
2017	$ —	$ —	$35,000	$ 35,000
2018	—	59,633	—	59,633
2019	—	58,063	—	58,063
2020	120,129	—	—	120,129
2021	—	—	—	—
Thereafter	—	—	—	—
	$120,129	$117,696	$35,000	$272,825

Third Amended and Restated Credit Agreement and Senior Secured Notes

Subsequent to June 30, 2016, the Company amended the Credit Agreement (as defined below) to increase commitments and extend the maturity date (see Note 20).

On August 19, 2014, the Company amended its Third Amended and Restated Credit Agreement (the "Credit Agreement"). The amendment extended the maturity date (previously due February 27, 2018) to August 19, 2019, or if earlier, 90 days prior to the maturity of the Senior Secured Notes, extended the $100.0 million accordion feature and increased the commitments to $225.0 million, from the previous commitments of $165.0 million. The increase in the size of the facility resulted from the addition of two new lenders to the bank group and certain existing lenders increasing their commitments. The extension was accounted for as a modification of debt, and as such, transaction costs related to the modification have been recorded in other assets in the consolidated balance sheet and are being amortized over the term of the Credit Agreement. The current commitments at June 30, 2016, include a US $180.0 million loan facility and a Canadian $45.0 million loan facility both of which are available to fund working capital requirements and to fund acquisitions and investment requirements for new revenue and bid-in contracts.

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2016 and 2015
(000's of U.S. Dollars, unless specified, except share and per share amounts)

8. Debt (continued)

The Company may request an increase to the $225.0 million in commitments for up to an additional $100.0 million in additional commitments (the "Accordion Feature"), so long as no default or event of default has occurred and is continuing. Each lender under the Credit Agreement shall have the option to subscribe for a portion of the remaining Accordion Feature and any portion not so subscribed may be assumed by one or more of the existing lenders or by another financial institution as agreed by the Company and the Agent under the agreement. At June 30, 2016 the Company had approximately $102.8 million in borrowing availability under the Credit Agreement.

On November 10, 2011, the Company rolled over and extended the maturity of its $35.0 million of fixed rate Senior Secured Notes (previously due December 14, 2011), for an additional five year term, carrying a fixed coupon of 4.246% (the previous fixed coupon was 5.941%). The Senior Secured Notes rank pari-passu with borrowings under the Credit Agreement and have a maturity date of November 10, 2016. The extension was accounted for as a modification of debt, and as such, transaction costs related to the modification have been recorded in other assets in the consolidated balance sheet and are being amortized over the term of the notes. Subsequent to June 30, 2016, the Company redeemed the Senior Notes prior to their maturity date of November 10, 2016 (see Note 20).

Borrowings under the Credit Agreement are collateralized by (i) the unencumbered assets of STA Holdings and its subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its subsidiaries and (ii) by the unencumbered assets of Parkview Transit and its subsidiaries and the capital stock of Parkview Transit and the capital stock of each of its subsidiaries. In addition, payment and performance of the obligations under the Credit Agreement are guaranteed by each of STA Holdings' subsidiaries. Borrowings under the Senior Secured Notes are collateralized by the unencumbered assets of STA Holdings and its US subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its US subsidiaries. In addition, payment and performance of the obligations under the Senior Secured Notes are guaranteed by each of STA Holdings US subsidiaries.

Borrowings under the Credit Agreement may be Base Rate Loans or Eurodollar Loans, as defined in the Credit Agreement. Base Rate Loans bear interest at the base rate, as defined in the Credit Agreement (3.50% at June 30, 2016), plus the applicable margin, which ranges from 0.50% to 1.25% depending on STA Holdings' senior leverage ratio on the pricing date. Eurodollar Loans bear interest at the adjusted LIBOR rate, as defined in the Credit Agreement (0.638350% at June 30, 2016), plus the applicable margin, which ranges from 1.75% to 2.50% depending on STA Holdings' senior leverage ratio on the pricing date. The effective interest rate on the Credit Agreement was 3.75% for the year ended June 30, 2016.

The Company was in compliance with all debt covenants related to both the Third Amended and Restated Credit Agreement and the Senior Secured Notes at June 30, 2016.

Convertible Debentures

Subsequent to June 30, 2016, the Company issued the Cdn$ 5.25% convertible unsecured subordinated debentures due September 30, 2021 at a price of $1,000 per debenture, for total gross proceeds of $65.8 million (Cdn $85.0 million) (see Note 20).

On November 12, 2013, the Company issued the Cdn$ 6.25% Convertible Debentures due June 30, 2019 at a price of $1,000 per debenture, for total gross proceeds of $71.4 million (Cdn $75.0 million). The issue costs of approximately $3.5 million (Cdn $3.6 million) have been recorded in other assets in the consolidated balance sheet and are being amortized over the term of the Cdn$ 6.25% Convertible Debentures due June 30, 2019, using the effective interest method.

Interest on the Cdn$ 6.25% Convertible Debentures due June 30, 2019 is payable semi-annually, in arrears, on June 30 and December 31 of each year.

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2016 and 2015
(000's of U.S. Dollars, unless specified, except share and per share amounts)

8. Debt (continued)

Each Cdn$ 6.25% Convertible Debenture due June 30, 2019 is convertible into common shares of the Company at the option of the holder at any time prior to the close of business on the earlier of the business day immediately preceding the maturity date or, if called for redemption, on the business day immediately preceding the date fixed for redemption, at a conversion price of Cdn $9.05 per common share (the "Cdn$ 6.25% Convertible Debenture Conversion Price") which is equivalent to 110.4972 common shares for each Cdn $1,000 principal amount of the Cdn$ 6.25% Convertible Debentures due June 30, 2019.

The Cdn$ 6.25% Convertible Debentures due June 30, 2019 are not redeemable prior to June 30, 2017. The Company will have the right, at its option, to redeem the Cdn$ 6.25% Convertible Debentures due June 30, 2019 in whole or in part, from time to time, on or after June 30, 2017 but prior to June 30, 2018, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice is given is at least 125% of the Cdn$ 6.25% Convertible Debenture Conversion Price. After June 30, 2018 and prior to maturity the Company will have the right, at its option to redeem the Cdn$ 6.25% Convertible Debentures due June 30, 2019 in whole or in part, from time to time, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest.

On June 7, 2011, the Company issued the US$ 6.25% Convertible Debentures due June 30, 2018 at a price of $1,000 per debenture, for total gross proceeds of $60.0 million. The issue costs of approximately $3.0 million have been recorded in other assets in the consolidated balance sheet and are being amortized over the term of the US$ 6.25% Convertible Debentures due June 30, 2018, using the effective interest method. The conversion feature of this debenture provides that these US dollar denominated notes can be converted into Canadian denominated common shares of the Company. As such, the conversion feature represents on embedded derivative that is required to be bifurcated and accounted for separately.

The Company recorded the embedded derivative liability as a component of other liabilities in the consolidated balance sheet. The embedded conversion liability is recorded at fair value in other liabilities at each reporting period end with the non-cash changes in fair value included in the consolidated statement of operations. In addition, as the functional currency of STI is the Canadian dollar, unrealized gains or losses on re-measurement of the US$ 6.25% Convertible Debentures into Canadian dollars are considered transaction gains and losses, at the STI level, and are also included in the consolidated statement of operations.

Interest on the US$ 6.25% Convertible Debentures is payable semi-annually, in arrears, on June 30 and December 31 of each year.

Each US$ 6.25% Convertible Debenture is convertible into common shares of the Company at the option of the holder at any time prior to the close of business on the earlier of the business day immediately preceding the maturity date or, if called for redemption, on the business day immediately preceding the date fixed for redemption, at a conversion price of $9.50 per common share (the "US$ 6.25% Convertible Debenture Conversion Price") which is equivalent to 105.2632 common shares for each $1,000 principal amount of the US$ 6.25% Convertible Debenture.

The US$ 6.25% Convertible Debentures were not redeemable prior to June 30, 2014. The Company had the right, at its option, to redeem the US$ 6.25% Convertible Debentures in whole or in part, from time to time, on or after July 1, 2014 but prior to June 30, 2016, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice is given is at least 125% of the US$ 6.25% Convertible Debenture Conversion Price. After June 30, 2016 and prior to maturity the Company will have the right, at its option to redeem the US$ 6.25% Convertible Debentures in whole or in part, from time to time, on at

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2016 and 2015
(000's of U.S. Dollars, unless specified, except share and per share amounts)

8. Debt (continued)

least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest. Subsequent to June 30, 2016, the Company exercised it right to redeem the US$ 6.25% Convertible Debentures in their entirety (see Note 20).

On June 21, 2010, the Company issued the Cdn$ 6.75% Convertible Debentures which were due June 30, 2015 at a price of Cdn $1,000 per debenture, for total gross proceeds of $48.2 million (Cdn $50 million). The Cdn$ 6.75% Convertible Debentures matured on June 30, 2015, at which time the Company redeemed the remaining balance of Cdn$ 6.75% Convertible Debentures for cash, as discussed below. The Cdn$ 6.75% Convertible Debentures of STI were denominated in Canadian dollars, and as such, they were not required to be bifurcated into separate debt and equity components.

Interest on the Cdn$ 6.75% Convertible Debentures was payable semi-annually, in arrears, on June 30 and December 30 of each year.

The Cdn$ 6.75% Convertible Debentures were convertible into common shares of the Company at the option of the holder at any time prior to the close of business on the earlier of the business day immediately preceding the maturity date or, if called for redemption, on the business day immediately preceding the date fixed for redemption, at a conversion price of Cdn $7.25 per common share (the "Cdn$ 6.75% Convertible Debenture Conversion Price") which is equivalent to 137.9310 common shares for each Cdn $1,000 principal amount of the Cdn$ 6.75% Convertible Debenture.

The Company redeemed the Cdn$ 6.75% Convertible Debentures at June 30, 2015 as discussed below. The Cdn$ 6.75% Convertible Debentures were not redeemable prior to June 30, 2013. The Company had the right, at its option, to redeem the Cdn$ 6.75% Convertible Debentures in whole or in part, from time to time, after July 1, 2013, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice is given is at least 125% of the Cdn$ 6.75% Convertible Debenture Conversion Price.

During fiscal year 2015, Cdn $0.1 million of the Company's Cdn$ 6.75% Convertible Debentures were converted into 18,342 shares of common stock. On June 30, 2015, the Company redeemed the remaining Cdn $49.9 million in principal amount of Cdn$ 6.75% Convertible Debentures for US$ 40.1 million in cash, in accordance with the terms of the trust indenture dated as of June 21, 2010 between STI and Computershare Trust Company of Canada governing the Cdn$ 6.75% Convertible Debentures.

The Cdn$ 6.75% Convertible Debentures, the US$ 6.25% Convertible Debentures and the Cdn$ 6.25% Convertible Debentures are collectively referred to as the "Convertible Debentures". The Convertible Debentures are subordinate to both the Third Amended and Restated Credit Agreement and the Senior Secured Notes.

The Company may at its option, subject to applicable regulatory approval, elect to satisfy its obligation to pay the outstanding principal amount of the Convertible Debentures in whole, by issuing and delivering common shares for each US $1,000 principal amount of the US$ 6.25% Convertible Debentures and Cdn $1,000 principal amount of the Cdn$ 6.25% Convertible Debentures. The amount of common shares delivered is obtained by dividing each principal amount of Convertible Debentures by 95% of the current market price of the common shares on the date set for redemption or the maturity date.

The Company may elect, subject to applicable regulatory approval, to issue and deliver common stock of the Company to the indenture trustee under the Convertible Debentures indentures, to sell in the open market, to satisfy the Company's obligation to pay interest on the Convertible Debentures on each interest payment date. The Convertible Debenture holders will receive a cash payment in satisfaction of the interest obligation equal to the interest payable from the sale of such common shares.

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2016 and 2015
(000's of U.S. Dollars, unless specified, except share and per share amounts)

8. Debt (continued)

The Company must commence, within 30 days of a Change in Control (as defined in the Convertible Debenture indentures), an offer to purchase all of the Convertible Debentures then outstanding at a purchase price equal to 101% of the principal amount of the Convertible Debentures, plus accrued and unpaid interest thereon.

The Company expects to be able to repay, renew or refinance its various loan facilitates and Convertible Debentures as they become due with other long term financing options.

9. Asset Retirement Obligation

ASC 410-20, *Asset Retirement Obligation*, establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. The standards apply to legal obligations associated with the retirement of long-lived tangible assets that arise from the acquisition, construction, development or normal operation of such assets. The standards require that a liability for an asset retirement obligation be recognized in the period in which it is incurred and when a reasonable estimate of the fair value of the liability can be made. Furthermore, a corresponding asset retirement cost should be recognized by increasing the carrying amount of the long lived asset. The asset retirement cost is subsequently allocated in a rational and systematic method over the underlying asset's useful life. The initial fair value of the liability is accreted, by charges to operations, to its estimated normal fair value. The obligation relates to the cost associated with shutting down oil and gas wells. The Company recorded accretion expense of thirty seven thousand dollars and twenty seven thousand dollars for the years ended June 30, 2016 and 2015, respectively.

At June 30, 2016, the present value of the Company's asset retirement obligation was $0.5 million. The Company expects the discounted obligation to become payable over the next 50 years. A discount rate of 7.4% was used to calculate the present value of the asset retirement obligation. If the Company had estimated the asset retirement obligation using undiscounted cash flows it would amount to approximately $0.9 million.

10. Common Shares

The authorized share capital of the Company consists of an unlimited number of no par value common and preferred shares. At June 30, 2016 there are no preferred shares issued and outstanding.

Pursuant to its Dividend Reinvestment Plan (the "Plan"), the Company issued 1,028,064 and 1,485,040 common shares during the fiscal years ended June 30, 2016 and 2015, respectively. The shares issued pursuant to the plan represent non-cash dividends with values of $4.2 million and $8.5 million, for the fiscal years ended June 30, 2016 and 2015, respectively, which have been recorded as a non-cash financing activity in each year. The Plan was established to enable eligible shareholders of the Company to reinvest dividends paid on their common shares to acquire additional common shares of the Company. The common shares issued under the Plan are issued at a price based on the volume weighted average of the closing price of the common shares for the five trading days immediately preceding the relevant dividend date, less a 3% discount.

The Company renewed its normal course issuer bid ("NCIB") on October 21, 2015. Pursuant to the notice, the Company is permitted to acquire up to a maximum amount of Common Shares equal to 8,403,185 Common Shares in the twelve month period commencing October 26, 2015 and ending on October 26, 2016, subject to the Company's senior debt agreement requirements. During the 2016 and 2015 fiscal years, the Company purchased and cancelled 575,226 and 161,415 common shares, respectively, having a value of $2.3 million and $0.8 million, respectively, pursuant to the NCIB that was in effect at the time.

On April 11, 2016, pursuant to a block trade, the Company acquired and cancelled the remaining 5.0 million shares held by SNCF-Participations ("SNCF-P"), formerly the Company's largest shareholder, for approximately $23.5 million. SNCF-P

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2016 and 2015
(000's of U.S. Dollars, unless specified, except share and per share amounts)

10. Common Shares (continued)

had originally invested in the Company in 2008, and had sold four million shares in August 2015. In April 2016, SNCF-P sold an additional 6.4 million shares through a combination of a private transaction and a separate sale to a bank syndicate. The disposal of shares by SNCF-P was part of their previously announced strategy to divest a group of transportation and logistics companies considered as "non-core assets" in their investment portfolio.

During the 2016 fiscal year, the Company issued a total of 309,161 shares having an approximate value of $1.0 million in connection with the acquisition of the two transportation consulting and management services firms, which were recorded as a non-cash investing activity (see Note 3).

During the 2015 fiscal year, the Company issued 18,342 common shares, having an approximate value of $0.1 million in connection with the conversion of the Company's Cdn$ 6.75% Convertible Debentures, which were recorded as a non-cash financing activity (see Note 8).

On March 6, 2015, the Company issued 11,983,000 common shares for total gross cash proceeds of $69.1 million (Cdn $86.3 million) pursuant to the 2015 Bought Deal. The net proceeds of $65.7 million (Cdn $83.2 million) after commission and fees, were used to redeem the remaining $40.1 million in principal amount of Cdn$ 6.75% Convertible Debentures, with the balance used to pay down debt on the Company's senior credit facility.

On May 8, 2015, the Board of Directors of the Company approved a change in the currency of the monthly dividend to U.S dollars, effective July 1, 2015, with the first U.S. dollar dividend payable August 17, 2015 to shareholders of record on July 31, 2015.

Common shares issued and outstanding are 91,903,515 and 96,141,516 million at June 30, 2016 and 2015, respectively.

The changes in accumulated other comprehensive income for foreign currency translation is as follows:

	2016	2015
Balance at June 30,	$(2,120)	$(7,122)
Foreign currency translation	2,133	5,002
Current period comprehensive income	2,133	5,002
Balance at June 30,	$ 13	$(2,120)

There were no reclassifications out of accumulated other comprehensive loss.

11. Earnings Per Share

The following table sets forth the basic and diluted weighted average share amounts:

	Twelve months ended June 30, 2016	Twelve months ended June 30, 2015
Weighted-average shares outstanding-basic	95,495,357	87,345,708
Potential dilutive effect of shares to be issued to settle the debentures	14,603,082	21,478,722
Weighted-average shares outstanding-diluted	110,098,439	108,824,430

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2016 and 2015
(000's of U.S. Dollars, unless specified, except share and per share amounts)

11. Earnings Per Share (continued)

The computations for basic and diluted income per common share are as follows:

	Twelve months ended June 30, 2016	Twelve months ended June 30, 2015
Net income –basic	$ 6,037	$ 3,655
Add back: Interest expense on debentures (net of tax)	4,472	6,541
Net income used for diluted earnings per share	10,509	10,196
Basic income per share	$ 0.06	$ 0.04
Diluted income per share	$ 0.06	$ 0.04

The conversion of the convertible debentures is anti-dilutive for both years ended June 30, 2016 and 2015.

12. Stock-Based Compensation

The shareholders of the Company approved the adoption by STA Holdings of the EIP, at the annual general meeting held on December 8, 2005. As part of the 2005 EIP formation, the shareholders approved an initial allotment of 717,747 Class B Series Two common shares of STA Holdings. On November 13, 2008, an additional allotment of 1,446,291 Class B Series Two common shares was approved by the shareholders, which have been granted to management. These shares are accounted for as a liability upon issuance, as a result of a put option they contain, which may be granted to management.

On March 5, 2010, STA Holdings amended its Certificate of Incorporation in order to differentiate those Class B common shares issued pursuant to the EIP while the Company was under the IPS structure from those issued and those to be issued subsequent to the end of the IPS structure. Pursuant to the amendment, the authorized Class B Series Two common shares were split into Class B Series Two common shares, which have been issued pursuant to the EIP during the period the IPS structure was in place, and Class B Series Three common shares, which will be utilized for all future share grants under the EIP, subsequent to March 5, 2010. On November 8, 2012, an additional allotment of 2,265,000 Class B Series Three common shares was approved by the shareholders. In May 2015, the Company redeemed all of the remaining Class B Series Two common shares by exchanging the outstanding Class B Series Two common shares for Class B Series Three common shares, based on the fair market value of each class of shares. This non-cash exchange resulted in approximately 1.57 Class B Series Three common shares being issued for each Class B Series Two common share outstanding. The holders of the Class B Series Two common shares were entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the distributions per IPS that were paid historically to the holders of IPS's. The holders of the Class B Series Three common shares are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the dividends received by the holders of STI common shares.

Pursuant to the liquidity provisions of the EIP, the holders of Class B Series Three common shares will have an option to "put" up to one third of the shares awarded each year back to the Company, starting one year immediately following the grant.

Class B common shares granted are fully vested on the grant date. These shares are classified as a liability and re-measured at fair value at the end of each reporting period. Changes in fair value and dividends on the Class B common shares are recorded as a component of other income, in the consolidated statement of operations. The Company recorded an expense of $1.4 million and income of $3.3 million for the years ended June 30, 2016 and 2015, respectively, associated with the change in fair value on the Class B common shares, which are recorded as a component of other income, in the

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2016 and 2015
(000's of U.S. Dollars, unless specified, except share and per share amounts)

12. Stock-Based Compensation (continued)

consolidated statement of operations. The Company recorded $0.9 million in dividend payments for both of the years ended June 30, 2016 and 2015, which are recorded as a component of other income, in the consolidated statement of operations.

The following tables summarize the Class B Series Three common shares granted, shares withheld for income tax withholdings at the election of the participants, shares redeemed and shares outstanding pursuant to the EIP:

	For the year ended June 30, 2016		
	Shares	Taxes	Total outstanding
Shares outstanding at June 30, 2015	2,493,603	(902,392)	1,591,211
Grants	1,023,008	(417,536)	605,472
Redemptions	(139,912)	—	(139,912)
Shares outstanding at June 30, 2016	3,376,699	(1,319,928)	2,056,771

The Company recognized $4.0 million in non-cash stock based compensation expense related to the above grants during the year ended June 30, 2016, based on the estimated fair value of these shares on the grant date. Pursuant to the liquidity provision of the EIP plan, 139,912 shares were "put" back to the Company during the year ended June 30, 2016 for which the Company paid $0.7 million. The fair value of the Class B Series Three common shares outstanding at June 30, 2016 represents a liability of $10.5 million, of which $7.7 million is recorded in other current liabilities and represents the current value of those shares eligible to be put in the next twelve months pursuant to the EIP plan. The remaining balance is recorded in Class B Series Three common share liability.

	For the year ended June 30, 2015		
	Shares	Taxes	Total outstanding
Shares outstanding at June 30, 2014	2,071,993	(666,151)	1,405,842
Grants	663,620	(236,241)	427,379
Redemptions	(322,019)	—	(322,019)
B2/B3 Share exchange	80,009	—	80,009
Shares outstanding at June 30, 2015	2,493,603	(902,392)	1,591,211

The Company recognized $4.2 million in non-cash stock based compensation expense related to the above grants during the year ended June 30, 2015, based on the estimated fair value of these shares on the grant date. The additional 80,009 Class B Series Three common shares were issued in exchange for the remaining Class B Series Two common shares outstanding as discussed above. Pursuant to the liquidity provision of the EIP plan, 322,019 shares were "put" back to the Company during the year ended June 30, 2015 for which the Company paid $1.9 million. The fair value of the Class B Series Three common shares outstanding at June 30, 2015 represents a liability of $7.3 million, of which $5.4 million is recorded in other current liabilities and represents the current value of those shares eligible to be put in the next twelve months pursuant to the EIP plan. The remaining balance is recorded in Class B Series Three common share liability.

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2016 and 2015
(000's of U.S. Dollars, unless specified, except share and per share amounts)

12. Stock-Based Compensation (continued)

The following tables summarize the Class B Series Two common shares redeemed and shares outstanding pursuant to the EIP:

	For the year ended June 30, 2015 Net shares outstanding
Shares outstanding at June 30, 2014	61,466
Redemptions	(10,777)
B2/B3 Share exchange	(50,689)
Shares outstanding at June 30, 2015	—

Pursuant to the liquidity provision of the EIP plan, 10,777 shares were "put" back to the Company during the year ended June 30, 2015 for which the Company paid $0.1 million. The remaining Class B Series Two common shares were exchanged for Class B Series Three common shares as discussed above.

13. Financial Instruments

The Company's financial assets and financial liabilities are as follow:

	As at June 30, 2016	As at June 30, 2015
Cash	$ 7,759	$ 5,333
Accounts receivable	63,018	55,275
Equity hedge	1,114	—
	$ 71,891	$ 60,608
Accounts payable	$ 8,946	$ 2,230
Other accrued liabilities	47,583	62,040
Class B Series Two and Three share liability	10,449	7,349
Long-term debt (including portion due within one year)	272,825	204,936
Conversion right on 6.25% Convertible Debentures	190	9
Other long term liabilities	19,831	17,423
	$359,824	$293,987

The carrying amounts of cash, accounts receivable, accounts payable, and other accrued liabilities approximate fair value because of the short-term maturity of these items. The carrying amount of long-term debt, which bears interest at both fixed and floating rates, also approximates fair value.

The equity hedge was measured at fair value using appropriate valuation methodologies which includes using the forward price on the Company's stock. The fair value of the Class B Series Three common share liability is based upon an amount equal to the weighted average trading price of the STI common shares for the 10 consecutive trading days immediately prior to the date of valuation. Other long term liabilities consist primarily of insurance reserves which are valued upon actuarial analysis.

The fair value of a financial instrument is the amount of consideration that could be agreed upon in an arm's length transaction between knowledgeable willing parties who are under no compulsion to act. In certain circumstances, however, the initial fair value may be based upon other observable current market transactions in the same instrument, without modification or on a valuation technique using market-based inputs.

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2016 and 2015
(000's of U.S. Dollars, unless specified, except share and per share amounts)

13. Financial Instruments (continued)

Fair value measurements are categorized using a fair value hierarchy that reflects the significance of inputs used in determining the fair values:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Quoted prices in active markets for similar assets or liabilities or valuation techniques where significant inputs are based on observable market data.

Level 3: Valuation techniques for which any significant input is not based on observable market data.

Each type of fair value is categorized based on the lowest level input that is significant to the fair value measurement in its entirety.

The fair values of the Company's financial assets and liabilities measured on a recurring basis were categorized as follows:

As at June 30, 2016	Level 1	Level 2	Level 3	Total
Interest rate swap	$ —	$ 216	$ —	$ 216
Equity hedge asset	—	(1,114)	—	(1,114)
Class B Series Three common share liability	—	10,449	—	10,449
Conversion right on US$ 6.25% Convertible Debentures	—	—	190	190
Net liabilities	$ —	$ 9,551	$ 190	$ 9,741

As at June 30, 2015	Level 1	Level 2	Level 3	Total
Interest rate swap	$ —	$ 337	$ —	$ 337
Class B Series Three common share liability	—	7,349	—	7,349
Conversion right on US$ 6.25% Convertible Debentures	—	—	9	9
	$ —	$7,686	$ 9	$7,695

The following tables summarize the changes in the Company's level 3 financial instrument for the twelve months ended June 30, 2016 and 2015, respectively.

Conversion rights on US$ 6.25% Convertible Debentures For the twelve months ended June 30,	2016	2015
Balance at June 30,	$ 9	$ 236
Total unrealized loss (gain):		
Non-cash loss (gain) on conversion feature	177	(231)
FX impact on conversion feature	4	4
Balance at June 30,	$190	$ 9

The increase in the fair value of the conversion rights was driven largely by the change in the Company's stock price volatility which increased to 26.5% from 17.0% in the twelve months ended June 30, 2016. The decrease in fair value of the conversion rights was driven by an increase in the bond yield from 2.83% to 6.01% in the twelve months ended June 30, 2015.

The Company uses a binomial model to fair value the conversion rights on the 6.25% Convertible Debentures which takes into account the Company's stock price volatility, the bond yield and other market factors. This is considered a level 3

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2016 and 2015
(000's of U.S. Dollars, unless specified, except share and per share amounts)

13. Financial Instruments (continued)

value due to the sensitivity of the model to movements in volatility which is not directly observable. The change in fair value of the conversion rights led to a loss of $0.2 million in the consolidated statement of operations for the year ended June 30, 2016.

The Company has exposure to interest rate risk, foreign currency exchange risk, equity risk and credit risk. The Company's management has overall responsibility for the establishment of the Company's risk management framework, with oversight provided by the Board of Directors.

Interest Rate Risk

The Company's interest rate risk primarily arises from its variable rate borrowings under the senior credit facility, which bears a floating rate of interest. The Company manages its interest rate exposure by using a combination of fixed and variable rate debt as well as through an interest rate swap that the Company has in place for a notional amount of $50.0 million of credit facility borrowings. The swap has not been designated as a hedge for accounting purposes therefore the changes in fair value of the interest rate swap are recorded in the condensed consolidated statement of operations. The Company recorded a non cash gain of $0.1 million for both years ended June 30 2016 and 2015, in connection with the changes in fair value of the swap, which is included in the consolidated statement of operations as a component of interest expense. The value of the interest rate swap at June 30, 2016 represents a liability of $0.2 million all of which is recorded in other current liabilities. The value of the interest rate swap at June 30, 2015 represented a liability of $0.3 million of which $0.2 million is recorded in other current liabilities and the remaining is recorded in other liabilities. The Company has secured fixed rate financing in the form of its Senior Secured Notes and its Convertible Debentures.

At June 30, 2016, the Company had $155.1 million in outstanding senior indebtedness (comprised of $120.1 million in revolving credit facility borrowings and $35.0 million in fixed rate Senior Secured Notes) as well as $117.7 million in fixed rate Convertible Debentures.

A 100 basis point change in interest rates, with all other variables held constant, applied to the outstanding credit facility borrowings as at June 30, 2016, would result in an annual change in interest expense and a corresponding change in cash flows of approximately $0.7 million.

Foreign Currency Exchange Risk

The Company managed its exposure to currency fluctuations through foreign currency exchange contracts ("Forward Contracts") primarily to mitigate the exchange rate risk on the common share dividends. In May 2015, the Company announced that the Board of Directors had approved a change in the currency of the monthly dividend to U.S dollars, effective July 1, 2015. Effective with the announcement, the Company liquidated all of the Forwards Contracts that were outstanding, which had a notional value of $17.5 million. This liquidation resulted in a realized loss of $0.4 million which was recorded in foreign currency loss (gain) in the consolidated statement of operations for the year ended June 30, 2015.

In June 2015, the Company liquidated the foreign exchange forward contract it had in place to cover the principal amount of the Cdn$ 6.75% Convertible Debentures that matured on June 30, 2015. This liquidation resulted in a realized gain of $0.1 million which was recorded in foreign currency loss (gain) in the consolidated statement of operations for the year ended June 30, 2015.

The Company uses cash flows from its Canadian operations to partially mitigate the exchange rate risk on the Convertible Debentures interest payments.

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2016 and 2015
(000's of U.S. Dollars, unless specified, except share and per share amounts)

13. Financial Instruments (continued)

The Company prepares its financial statements in U.S. dollars. In connection with the Company's Canadian operations, approximately 17.1% of the Company's consolidated income before taxes are incurred in Canadian dollars. The results of the Canadian operations are translated into U.S. dollars for financial statement reporting purposes.

Changes in the Canadian dollar / U.S. dollar currency exchange rate from period to period will impact the translated U.S. dollar equivalent results of the Canadian operations. The Company recorded a loss of $0.3 million on the translation of the Canadian operations into U.S dollars for the year ended June 30, 2016. The Company recorded a loss of $0.8 million for the year ended June 30, 2016 on the translation of its monthly dividends into U.S. dollars. Both of these transactions are recorded in foreign currency loss (gain) in the consolidated statements of operations.

Equity Risk

In April 2016, the Company entered into an equity hedge with a major Canadian bank to partially mitigate changes in the liability associated with the Class B shares outstanding pursuant to the Company's EIP plan. The equity hedge has not been designated as a hedge for accounting purposes, therefore the changes in fair value of the equity hedge are recorded in the consolidated statement of operations. The Company recorded a non cash gain for the year ended June 30, 2016, of $1.1 million in connection with the changes in fair value of the hedge, which is included in the consolidated statement of operations as a component of other income. The value of the equity hedge at June 30, 2016 represents an asset of $1.1 million all of which is recorded in other assets.

Credit Risk

The Company is exposed to credit risk in its cash and cash equivalents, accounts receivable and to the credit risk of its derivative financial instrument counterparties if they do not meet their obligations. The Company minimizes the credit risk of cash by depositing such with only reputable financial institutions with federally insured backing. The Company minimizes the credit risk of its derivative financial instruments by dealing only with reputable financial institutions and monitoring the credit risk of these financial institutions. As the Company does not utilize credit derivatives or similar instruments, the maximum exposure to credit risk is the full carrying value of the financial instrument or face value of open derivative financial instruments.

Receivables from the transportation segment are secured by the creditworthiness of local municipalities and agencies. The majority of the customers are local school districts that are funded through a combination of local taxes and funding from state/provincial and federal governments. The Company has historically had excellent collections experience with these customers and believes that these receivables are collectable. Receivables from the oil and gas segment are due from reputable general partners operating large partnerships in the oil and gas industry. Consistent with the Company's history there were minimal write-offs of accounts receivable during the fiscal years ended June 30, 2016 and 2015.

14. Segment Information

The Company has two reportable segments, a transportation segment and an oil and gas segment. The Company reassesses its reportable segments at least annually. The transportation segment provides school transportation and management services to public and private schools in both the United States and Canada.

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2016 and 2015
(000's of U.S. Dollars, unless specified, except share and per share amounts)

14. Segment Information (continued)

The table below summarizes revenue and assets by geographical area for the transportation segment for the years ended June 30, 2016 and 2015:

2016

	Revenues	Property and Equipment (net)	Goodwill
United States	$534,098	$202,055	$107,386
Canada	64,709	26,517	34,283
Total	$598,807	$228,572	$141,669

For the year ended June 30, 2016, the oil and gas segment, which is located in the United States, had revenues of $1.4 million and net oil and gas interests of $5.4 million. There is no goodwill associated with this segment.

2015

	Revenues	Property and Equipment (net)	Goodwill
United States	$480,936	$198,135	$ 99,484
Canada	70,925	33,161	35,455
Total	$551,861	$231,296	$134,939

For the year ended June 30, 2015, the oil and gas segment, which is located in the United States, had revenues of $2.9 million and net oil and gas interests of $7.7 million. There is no goodwill associated with this segment.

The accounting policies of the segments are the same as those described in the basis of presentation. There are no inter-segment sales.

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2016 and 2015
(000's of U.S. Dollars, unless specified, except share and per share amounts)

14. Segment Information (continued)

Reportable operating segments:

	2016	2015
Revenue		
Transportation	$598,807	$551,861
Oil and gas	1,387	2,890
	$600,194	$554,751
Operating earnings (losses)		
Transportation	$ 26,733	$ 17,702
* Oil and gas	(3,137)	(540)
	23,596	17,162
Unallocated expenses	14,721	13,423
Tax expense	2,838	84
Net Income	$ 6,037	$ 3,655
Capital Expenditures		
Transportation	$ 66,642	$ 32,467
Oil and gas	375	1,003
	$ 67,017	$ 33,470
Depreciation, depletion and amortization		
Transportation	$ 50,194	$ 49,969
Oil and gas	967	1,162
	$ 51,161	$ 51,131
Total Assets		
Transportation	$542,221	$527,291
Oil and gas	6,108	8,636
	$548,329	$535,927
Total Liabilities		
Transportation	$398,766	$334,333
Oil and gas	3,668	1,787
	$402,434	$336,120

* The oil and gas operating results include an impairment charge of $1.6 million dollars for fiscal year 2016

15. Lease Commitments

The Company leases certain facilities under non-cancelable operating leases. Rent expense associated with the leases facilities totaled $14.8 million and $13.8 million for the years ended June 30, 2016 and 2015, respectively. The Company also leases certain school vehicles under non-cancelable operating leases. Operating lease expense associated with these leased school vehicles totaled $36.8 million and $29.6 million for the years ended June 30, 2016 and 2015, respectively. The terms of these and other leases expire at various times through 2024.

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2016 and 2015
(000's of U.S. Dollars, unless specified, except share and per share amounts)

15. Lease Commitments (continued)

The following represent future minimum rental payments and operating lease payments under non cancelable operating leases:

	Facility Leases	Vehicle Leases	Total
Year ending June 30,			
2017	$15,039	$ 36,296	$ 51,335
2018	9,523	33,101	42,624
2019	7,232	28,825	36,057
2020	3,613	22,617	26,230
2021	1,883	11,531	13,414
2022 and thereafter	1,846	1,215	3,061
Total minimum payments	$39,136	$133,585	$172,721

16. Employee Benefit Plans

The Company has a qualified defined contribution benefit plan, which allows for voluntary pre-tax contributions by the employees. The Company makes a matching contribution on behalf of the employees. The Company incurred $0.6 million in expenses related to the plan for both of the years ended June 30, 2016 and 2015.

17. Related Party Transactions

The Company utilized a transportation equipment dealer, primarily to assist in procurement and disposal of the Company's fleet under the direction of the Company's CFO. The transportation equipment dealer also provided consulting services to the Company, assisting with fleet valuations in its acquisition efforts. The transportation equipment dealer was a company controlled by a family member of the Company's Chairman and CEO. Beginning in fiscal year 2015, the fleet procurement and disposal services were provided for an annual fee including a retainer amount plus a commission per vehicle amount not to exceed $0.5 million per annum. Prior to fiscal year 2015, these services were provided on a non-contractual basis. The Company paid the transportation equipment dealer $0.5 million for the year ended June 30, 2015. In April 2015, the Company terminated the agreement and began to perform these services directly with internal resources.

These transactions were measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

18. Commitments and Contingencies

The Company is subject to certain claims and lawsuits arising in the normal course of business, most of which involve claims for personal injury and property damage incurred in connection with its operations. The Company maintains automobile, workers' compensation and general liability insurance coverage with deductible amounts for each incident that is the financial responsibility of the Company. The Company accrues for estimated deductible amounts when the incident occurs. The Company's insurance program is designed to minimize the financial risk associated with claims. The primary risks in the Company's operations are bodily injury and property damage to third parties.

In the opinion of management, uninsured losses related to deductible amounts resulting from the ultimate resolution of these matters will not have a material effect on the Company's financial position, results of operations or cash flows.

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2016 and 2015
(000's of U.S. Dollars, unless specified, except share and per share amounts)

18. Commitments and Contingencies (continued)

As part of collateral agreements supporting its insurance programs, the Company had $1.0 million and $0.7 million of letters of credit outstanding at June 30, 2016 and 2015, respectively and $0.9 million of cash deposits at both June 30, 2016 and 2015, respectively which are included in other assets in the consolidated balance sheet.

Certain of the Company's contracts contain performance or surety bond requirements. These bonds are written by certified surety underwriters. For the most recent fiscal year, outstanding performance bonds aggregated $104.8 million. There are no collateral requirements for these surety bonds.

19. Additional Financial Information

Select additional financial information consists of the following:

At June 30	2016	2015
Prepaid Expenses		
Prepaid Insurance	$10,069	$ 7,098
Other	4,261	2,623
	$14,330	$ 9,721
Other Current Assets		
Fuel Tax Receivable	$ 2,152	$ 1,799
Other	1,064	1,644
	$ 3,216	$ 3,443
Accrued Expenses and Accounts Payable		
Accrued Accounts Payable	$ 8,914	$ 8,483
Dividends Payable	13,480	14,096
Insurance	11,630	9,111
Wages and Benefits	8,729	5,175
Class B Shares	7,681	5,356
Taxes Payable	1,586	1,259
Deferred Revenue	621	655
Accrued Fixed Assets	306	20,983
Other	2,317	2,278
	$55,264	$67,396
Other Liabilities		
Insurance	$18,522	$16,756
Other	1,499	676
	$20,021	$17,432

20. Subsequent Events

On July 2, 2016, STA Holdings granted 147,596 Class B Series Three common shares pursuant to the EIP. The Company will recognize non-cash stock-based expense related to these grants during the quarter ending September 30, 2016.

On July 27, 2016 the Company entered into a Fourth Amended and Restated Credit Agreement. The new amended credit facility increased the commitments to $340.0 million (US $290.0 million and Canadian $50.0 million), from the previous

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2016 and 2015
(000's of U.S. Dollars, unless specified, except share and per share amounts)

20. Subsequent Events (continued)

commitments of $225.0 million and extended the maturity date to July 27, 2021. The increase in the size of the facility resulted from the addition of two new lenders to the bank group and certain existing lenders increasing their commitments. The new amended facility also provides for a US$100 million "accordion feature", which provides access to a larger facility should it be needed in the future. The Company used drawings under the credit agreement in part to repurchase the US $35 million Senior Secured Notes due November 10, 2016.

On August 1, 2016, the Company provided notice for the early redemption and settlement of the Senior Secured Notes due November 10, 2016. On September 1, 2016, the Company redeemed the Senior Secured Notes for $35.0 million in cash in accordance with the Note Purchase Agreement dated December 14, 2006, between the Company, Sun Life Assurance Company of Canada, London Life Insurance Company and Computershare Trust Company, N.A., governing the Senior Secured Notes.

On August 16, 2016, the Company issued the Cdn$ 5.25% convertible unsecured subordinated debentures due September 30, 2021 at a price of $1,000 per debenture, for total gross proceeds of $65.8 million (Cdn $85.0 million). The net proceeds of the 5.25% convertible unsecured subordinated debentures will primarily be used to pay off existing long-term debt and for general corporate purposes.

On August 23, 2016, the Company announced that it called for the early redemption and settlement of the 6.25% US convertible unsecured subordinated debentures due June 30, 2018. On September 19, 2016 the Company is expected to redeem the $60.0 million of 6.25% US convertible unsecured subordinated debentures for $60.0 million in cash in accordance with the Trust Indenture dated June 7, 2011, between STI and Computershare Trust Company of Canada governing the 6.25% US convertible unsecured debentures.

During July and August 2016, the Company entered into additional operating leases with nine major financial institutions to lease approximately $44.8 million in growth and replacement school vehicles for the upcoming 2016-2017 school year. The term of these leases is six years at effective fixed rates in the range of 2.0% to 3.6%. Annual lease payments on these additional leases will approximate $6.0 million per year for the term of the leases.

CORPORATE DIRECTORY

STUDENT TRANSPORTATION INC.

NASDAQ LISTED

STB LISTED ON TMX

MIX Paper from responsible sources FSC® C101537

BOARD OF DIRECTORS

Denis J. Gallagher
Chairman & CEO
Student Transportation, Inc.

Irving R. Gerstein
Lead Independent Director, CNG Chair
Corporate Director

Victor Wells
Independent Director
Corporate Director

Kenneth B. Needler
Independent Director
Former President & COO, STA Holdings

George Rossi
Independent Director, Audit Committee Chair
Corporate Director

David Scopelliti
Independent Director
Senior VP, Alcentra/BNYMellon

Grace Palombo
Independent Director
Executive VP & Chief Human Resources Officer
Great West Lifeco, Inc.

Wendi Sturgis
Independent Director, ITC Chair
Executive VP Enterprise Sales & Services
Yext, Inc.

Barbara Basney
Independent Director
VP Global Advertising & Media, Xerox Corp.

CORPORATE OFFICE

Student Transportation Inc.
Student Transportation of Canada
160 Saunders Road, Unit 6
Barrie, Ontario
L4N 9A4 Canada

EXECUTIVE OFFICES

Student Transportation of America
3349 Highway 138
Building A, Suite C
Wall, New Jersey 07719
1-888-942-2250

INNOVATION & TECHNOLOGY GROUP

885 Island Park Drive
Suite 210
Charleston, SC 29492
1-855-884-2720
TIG@ridesta.com

SENIOR MANAGEMENT TEAM

Denis J. Gallagher
Chairman of the Board and
Chief Executive Officer

Patrick J. Walker
Executive Vice President and
Chief Financial Officer

Patrick Vaughan
Chief Operating Officer

Thomas Kominsky
Chief Growth Officer

John DiMaiolo
Chief Accounting Officer

Paula Altieri
Vice President and
Corporate Controller

Keith Engelbert
Chief Technology Officer

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP
MetroPark, New Jersey

TRANSFER AGENT & REGISTRAR

Computershare Trust Company
100 University Ave., 8th Floor
Toronto, Ontario M5J 2Y1
1-800-564-6253

LEGAL COUNSEL

Goodmans LLP
Toronto, Ontario

Thompson Coburn LLP
Chicago, Illinois

INVESTOR RELATIONS OFFICE

885 Island Park Drive
Suite 210
Charleston, SC 29492
1-843-884-2720
invest@rideSTBus.com
www.rideSTBus.com

ANNUAL MEETING

Tuesday, November 8, 2016
2:00 p.m. ET
TSX Broadcast & Conference Centre
130 King Street West
Toronto, Ontario

STUDENT TRANSPORTATION INC.®

RIDESTBUS.COM